UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report					3
Audit Committee Report					9
Consolidated Income Statements					10
Consolidated Statements of Comprehensive Income					11
Consolidated Statements of Financial Position					12
Consolidated Statements of Changes in Equity					13-14
Consolidated Statements of Cash Flows					15-16
Notes to the Consolidated Financial Statements

1)	General information	17	22)	Loans and advances to financial institutions	109
2)	Significant accounting practices	17	23)	Loans and advances to customers	110
3)	Risk Management	46	24)	Bonds and securities at amortized cost	120
4)	Estimates and judgments	88	25)	Non-current assets held for sale	121
5)	Operating segments	90	26)	Investments in associates and joint ventures	122
6)	Net interest income	94	27)	Property and equipment	125
7)	Fee and commission income	95	28)	Intangible assets and goodwill	127
8)	Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	95	29)	Other assets	128
9)	Net gains/(losses) on financial assets at fair value through other comprehensive income	95	30)	Deposits from banks	129
10)	Net gains/(losses) on foreign currency transactions	95	31)	Deposits from customers	129
11)	Gross profit from insurance and pension plans	96	32)	Funds from securities issued	129
12)	Personnel expenses	96	33)	Subordinated debt	131
13)	Other administrative expenses	97	34)	Insurance technical provisions and pension plans	133
14)	Depreciation and amortization	97	35)	Supplemental pension plans	141
15)	Other operating income/(expenses)	97	36)	Provisions, Contingents Assets and Liabilities and Legal Obligations – Tax and Social Security	144
16)	Income tax and social contribution	98	37)	Other liabilities	148
17)	Earnings per share	101	38)	Equity	149
18)	Cash, balances with banks and cash equivalents	101	39)	Transactions with related parties	152
19)	Financial assets and liabilities at fair value through profit or loss	102	40)	Off-balance sheet commitments	154
20)	Derivative financial instruments	103	41)	New standards and amendments and interpretations of existing standards	155
21)	Financial assets at fair value through other comprehensive income	108	42)	Other information	156

         2    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Independent Auditors’ Report on consolidated financial statements

To

Shareholders and the Board of Directors of

Banco Bradesco S.A.

Osasco – SP

Opinion

We have audited the consolidated financial statements of Banco Bradesco S.A. (“Bradesco”), which comprise the consolidated statement of financial position as of December 31, 2019 and the respective consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and notes, including significant accounting policies and other clarifying information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Banco Bradesco S.A as of December 31, 2019, and of its consolidated financial performance and its consolidated cash flows, for the year then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards, are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of Bradesco and its subsidiaries in accordance with the relevant ethical requirements included in the Accountant´s Professional Ethics Code and the professional standards issued by the Brazilian Federal Accounting Council and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were treated in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not express a separate opinion on these matters.

Expected losses from loans and advances to clients, loan commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost

As mentioned in notes 2d viii, 3.1, 4, 21d, 23, 24 and 40, Bradesco periodically reviews its portfolio of loans and advances to clients, loans commitments, financial guarantees, financial assets at fair value through other comprehensive income and securities at amortized cost (as hereinafter defined “transactions subject to credit risk”), evaluating the estimated expected losses from these transactions (impairment), in the amount of R$ 33,863,659 thousand, R$ 2,318,404 thousand and R$ 1,970,321 thousand, R$ 198,462 thousand, R$ 4,633,477 thousand, respectively, as of December 31, 2019. Bradesco has internal policies and methodologies for loss measurement for transactions subject to credit risk, that require, by its nature, the use of judgments and assumptions by Bradesco, which include analysis of both external factors, such as general economic conditions and projections, and internal factors, such as payment and renegotiation history, counterparty credit risk evaluation and collaterals.

Due to the relevance of transactions subject to credit risk and the level of uncertainty and judgment for the determination of the expected loss, as well as related disclosure requirements, we consider this as a significant matter for the audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of relevant internal controls related to the approval and registration of transactions subject to credit risk, the analysis of policies and manuals related to the models, the application of the methodologies, the use of indexes and assumptions in the calculation of the expected losses of transactions subject to credit risk. On a sample basis, we evaluated the expected loss for transactions subject to credit risk considered individually significant; we inspected the documentation and assumptions that support Bradesco's evaluation of the expected losses, including the sufficiency analysis of the guarantees. We have also tested, with the technical support of our specialists, the models, assumptions and data used by Bradesco to measure  expected losses for transactions subject to credit risk evaluated on a collective basis, including the assumptions and data used to determine the expected losses through the application of statistical calculations to evaluate the performance and stability of those models and methodologies developed by Bradesco. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements in relation to the applicable rules.

Bradesco     3

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Based on the evidence obtained through the procedures summarized above, we consider adequate the level of expected losses and related disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Measurement of financial instruments

As disclosed in the Notes 2d, 3.4, 4, 19, 20 e 21, derivative financial instruments levels 2 and 3 amount to R$ 14,403,802 thousand (assets) and R$ 14,191,749 thousand (liabilities), the financial instruments measured at fair value through profit or loss levels 2 and 3 amount to R$ 23,846,432 thousand and the financial instruments measured at fair value through other comprehensive income levels 2 and 3 amount to R$ 6,350,380 thousand. These instruments, measured at fair value, are relevant to the consolidated financial statements of Bradesco. For the financial instruments for whose fair value measurement does not directly use quoted prices (Levels 2 and 3 in the fair value hierarchy), the determination of the fair value is subject to a higher uncertainty level to the extent Bradesco makes significant judgments to estimate such amounts. Therefore, we consider the fair value measurement of these financial instruments as a significant matter in our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls adopted by Bradesco to capture and process the information, parameterization of the calculation models for the financial instruments for which parameters are not observable (Levels 2 and 3 in the fair value hierarchy). For a sample of financial instruments classified in levels 2 and 3, with the technical support of our specialists in financial instruments, we evaluated the pricing models developed by Bradesco for determining fair values and the data reasonableness, the parameters and information included in the models, as well as the criteria and policies related to indicative evidence of  loss and we recalculate, on a sample basis, the amount of certain transactions. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we consider adequate the fair value measurement and record of financial instruments and disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Provisions and contingent liabilities – tax, civil and labor

As described in Notes 2j, 4 and 36, Bradesco is defendant in tax, civil and labor lawsuits in the normal course of its activities, with provisions recognized in the consolidated financial statements in the amounts of R$ 8,390,085 thousand, R$ 8,685,793 thousand, and R$ 7,346,067 thousand, respectively. Some laws, regulations and judicial proceedings in Brazil have high complexity levels, and, therefore, the measurement, recognition and disclosure of Provisions and Contingent Liabilities, related to lawsuits, and/or, in certain cases, adherence to laws and regulations, require Bradesco’s professional judgment. Due to the relevance, complexity and judgment involved in the evaluation, measurement and disclosures related to Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations, we consider this as a significant matter in our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the relevant internal controls related to the identification, evaluation, measurement and disclosure of Provisions and Contingent Liabilities, as well as those related to the compliance with laws and regulations. Additionally, we evaluated the sufficiency of the recognized provisions and disclosed amounts, by evaluating the criteria and assumptions adopted in the measurement methodology, also considering the assessment of the internal and external legal advisors of Bradesco, as well as historical data and information. This work included the involvement of our legal and tax specialists in the evaluation of the likelihood of unfavorable outcome and the documentation and information related to certain tax matters involving Bradesco. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

         4    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

Based on the evidence obtained from the procedures summarized above, we consider adequate Bradesco’s level of provisions and contingent liabilities as well as the respective disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Expected realization of deferred tax capacity

The consolidated financial statements include deferred tax assets in the amount of R$ 68,515,007 thousand (Note 2t, 4 and 16) whose realization is reasoned on estimates of future profitability based on business plans and budgets prepared by Bradesco and which are supported by economic and business assumptions. As described in Note 3h, Bradesco evaluates at least, when the preparation of the financial statements, the assumptions and estimates of taxable profit and growth rates. Due to the level of judgment inherent in the determination of these estimates and the potential impact that changes in the assumptions could cause in the expected realization of deferred tax assets capacity, we consider this as a significant matter in our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the relevant internal controls related assessment prepared by Bradesco on the capacity of realization of deferred tax assets. We evaluated, with the technical support of our corporate finance specialists, the reasonableness and consistency of the data used for preparing the technical studies and the assessment of capacity of realization of deferred tax assets. Additionally, we performed an analysis of the reasonableness of the mathematical calculations included in the technical studies of realization of respective tax assets. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of deferred tax assets and the respective disclosures in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Impairment of intangible assets

The consolidated financial statements include intangible assets, which comprise  goodwill on acquisitions in the amount of R$ 5,327,901 thousand and other intangible assets in the amount of R$ 4,487,898 (Note 2g, 2i, 4 e 28) which realization is based on projections of future results, business plans and budgets prepared by Bradesco related to cash generating units (CGU) and which are supported by economic and business assumptions. As described in Notes 3l and 3m, Bradesco evaluates, at least yearly, the assumptions and estimates of profitability of the cash generating units (CGU) to which goodwill and intangible assets are allocated, growth rates, discount rates, and cash flow projections and the indications of evidence of impairment losses of the assets. Due to the degree of judgment inherent in the determination of these estimates and the potential impact that eventual changes in the assumptions could cause in the consolidated financial statements, we consider that this matter as relevant to our audit.

How our audit approached this matter

Our audit procedures included the evaluation of the design and operating effectiveness of the relevant internal controls related to Bradesco´s assessment of indicators of impairment of intangible assets. In addition, on a sample basis, we evaluate with the technical support of our corporate finance specialists the reasonability and the consistence of data and assumptions used on this evaluation. Our procedures also included the evaluation of the disclosures made by Bradesco in the consolidated financial statements.

Based on the evidence obtained from the procedures summarized above, we considered adequate the measurement, the record and the evaluation of recoverable amounts of the assets and the respective disclosures in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Technical Provisions – Insurance and Pension Plans

As mentioned in Notes 3l and 34, Bradesco has liabilities related to insurance contracts and pension plans denominated Technical Provisions, in the amount of R$ 268.302.691  thousand, which includes, among others, the following provisions: Provisions for Incurred and Unreported claims (IBNR) in the amount of R$ 10,560,201 thousand, Mathematical Provisions of Benefits to be Granted - Insurance in the amount of R$ 1,462,699 thousand, Mathematical Provisions of Benefits Granted in the amount of R$ 410,410 thousand, Provisions for Premiums Insufficiency (PIP) in the amount of R$ 1,925,656 thousand, Provisions for Related Expenses in the amount of R$ 743,992 thousand and Other Technical Provisions in the amount of R$ 4.022.639 thousand. Provisions identified above, as well as the liability adequacy test, requires judgment in the selection of methodologies and assumptions which includes, among others, expectations of loss ratio, longevity, persistency, interest rates and medical costs. Due to the relevance of Technical Provisions and the impact that eventual changes in assumptions used in the calculation of the technical provision and in the liability adequacy test would have in the consolidated financial statements, we consider this matter relevant to our audit.

Bradesco     5

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of the significant internal controls related with the processes of calculation and measurement of the above mentioned Technical Provisions and the Liability Adequacy Test. With the technical support of our actuarial specialists, we evaluate the methodologies, the consistency of data and reasonability of the assumptions, such as expectations of loss ratio, longevity, expectation of permanence, interest rates and medical costs used for measuring the Technical Provisions and the Liability Adequacy Test, as well as, on a sample basis, the recalculation of the technical provisions and the liability adequacy test. In addition, we test the data used in the actuarial calculations. Our audit procedures also included the evaluation of the disclosures made in the consolidated financial statements, in special the disclosure to financial instruments asset offered to cover the Technical Provisions.

Based on evidence obtained from the procedures summarized above, we considered adequate the level of provision and the respective disclosures in the context of the consolidated financial statements taken as a whole for the year ended December 31, 2019.

Application controls and information technology general controls

Bradesco has an information technology structure as well as a technology investment plan for conducting its businesses. The information technology structure has process for access and changes in the systems and applications, development of new programs, and automated controls and/or controls with automated components in the various relevant processes. In order to maintain its operations, Bradesco provides its employees with access to systems and applications, taking into account the duties, responsibilities and its organizational structure. The controls to authorize, monitor, restrict, and/or revoke the respective accesses to this environment are important to ensure that the accesses and information updates are appropriately performed and by the appropriate professionals to mitigate the potential risk of fraud or error arising from inappropriate access or change in a system or information, and to guarantee the integrity of the financial information and accounting records.

In view of the high investment level, heavy dependence of Bradesco on its technology systems, the high daily volume of processed transactions and the importance of access controls and the change management process in its systems and applications, we consider this matter as significant to our audit.

How our audit approached this matter

On a sample basis, we tested the design and operating effectiveness of access controls, such as authorization of new users, revocation of terminated users, and periodic monitoring of active users, with the assistance of our information technology specialists, whenever we plan to rely on specific information extracted from certain systems considered relevant for the purpose of preparing the financial statements. In areas where our judgment is highly dependent on information technology, our tests included also assessing password policies, security settings, and control over developments and changes in systems and applications. In addition, when we identify key internal controls fully automated or with some component dependent on systems and applications for the financial reporting process and other relevant processes, we tested, with the assistance of our information technology specialists, the design and operating effectiveness of these controls.

The evidence obtained through the above summarized procedures allowed us to consider information from certain systems to plan the nature, time and extension of our substantive tests in the context of the consolidated financial statements taken as a whole, for the year ended December 31, 2019.

Responsibilities of management and those in charge with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and internal controls as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

         6    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

In preparing the consolidated financial statements, management is responsible for assessing Bradesco’s ability to continue as going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting, unless management either intends to liquidate Bradesco and its subsidiaries or to cease operations, or there has no realistic alternative but to do so.

Those charged with governance are those responsible for overseeing Bradesco´s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor´s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Brazilian and International Standards on Auditing, we exercise professional judgment, and maintain professional skepticism throughout the audit. We also:

•

identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtained audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting material misstatement resulting from fraud is higher than for the one resulting from error, as fraud may involve collusion, forgery, intentional omission or misrepresentations, or the override of internal controls.

•

obtain an understanding of internal control relevant to the audit to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bradesco and its subsidiaries internal control.

•	evaluate the appropriateness of the accounting policies used and the reasonableness of accounting estimates and related disclosures made by Bradesco.

•

conclude on the appropriateness of management’s use of the going concern basis of accounting, and, based on the audit evidence obtained, whether material uncertainty exists related to events or conditions that may cast significant doubt on Bradesco’s ability to continue as going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements, or if such disclosures are inadequate to modify our opinion. Our conclusions are based on the audit evidences obtained up to the date of our auditor’s report. However, future events or conditions may cause Bradesco and its subsidiaries to cease to continue as a going concern.

•

evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Bradesco     7

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Independent Auditors’ Report

We also provided those charged with governance with a statement that we have complied with the relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determined those matters that were of most significance in the audit of the consolidated financial statements of the current period, and are therefore the key audit matters. We describe these matters in our auditor’s report, unless law or regulation precludes public disclosure about the matters, or when, in extremely rare circumstances, we determine a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefit of such communication.

Osasco, March 05, 2020

KPMG Auditores Independentes

CRC 2SP-028567/F

Original report in Portuguese signed by

André Dala Pola

Accountant CRC 1SP214007/O-2

         8    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Audit Committee Report

Bradesco Conglomerate Audit Committee’s Report on Financial Statements prepared in accordance with International Financial Reporting Standards (IFRS)

In addition to the Audit Committee's Report related to the consolidated financial statements of Banco Bradesco S.A. for the year ended December 31, 2019, issued on February 5, 2020, we have also analyzed the financial statements prepared in accordance with International Financial Reporting Standards.

As mentioned in the report referred to above, our analysis has taken into consideration the work carried out by independent auditors and the internal controls systems maintained by the various financial areas of Bradesco financial conglomerate, mainly Internal Audit, Risk Management and Compliance areas.

Management has the responsibility of defining and implementing accounting and management information systems that produce the consolidated financial statements of Bradesco and its subsidiaries, in compliance with Brazilian and international accounting standards.

Management is also responsible for processes, policies and procedures for internal controls that ensure the safeguarding of assets, timely recognition of liabilities and risk management for Bradesco Organization transactions.

Independent Auditors are responsible for auditing the financial statements and for issuing an auditing report on their compliance with applicable accounting principles.

The responsibility of internal auditors is to assess the quality of Bradesco Organization's internal control systems and the regularity of policies and procedures determined by Management, including those used to prepare accounting and financial reports.

The Audit Committee is responsible for evaluating the quality and effectiveness of the internal and independent auditors' work, the effectiveness and adequacy of the internal control systems, and also for analyzing financial statements in order to issue, when applicable, pertinent recommendations.

Based on the review and discussions mentioned above, the Audit Committee recommends that the Board of Directors approves the audited financial statements for the year ended December 31, 2019, prepared in accordance with International Financial Reporting Standards.

Cidade de Deus, Osasco, SP, February 27, 2020.

MILTON MATSUMOTO

                                                                                                                    (Coordinator)

PAULO ROBERTO SIMÕES DA CUNHA

                                                                                           (Financial Expert)

WILSON ANTONIO SALMERON GUTIERREZ

PAULO RICARDO SATYRO BIANCHINI

JOSÉ LUIS ELIAS

Bradesco     9

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Income

	R$ thousand
	Note	Years ended December 31
		2019	2018	2017
Interest and similar income		124,417,705	122,053,139	126,232,328
Interest and similar expenses		(58,617,986)	(55,244,669)	(75,589,415)
Net interest income	6	65,799,719	66,808,470	50,642,913
Fee and commission income	7	25,337,676	23,831,590	22,748,828
Net gains/(losses) on financial assets and liabilities at fair value through profit or loss	8	(1,090,917)	(11,676,573)	-
Net gains/(losses) on financial instruments classified as held for trading		-	-	9,623,108
Net gains/(losses) on financial assets at fair value through other comprehensive income	9	655,832	1,073,563	-
Net gains/(losses) on financial instruments classified as available for sale		-	-	570,358
Losses on investments held-to-maturity		-	-	(54,520)
Net gains/(losses) on foreign currency transactions	10	323,774	1,096,826	1,422,957
Gross profit from insurance and pension plans	11	8,254,939	7,656,872	6,239,990
Other operating income		8,143,628	(1,849,312)	17,801,893
Impairment of loans and advances		-	-	(16,860,835)
Expected loss on loans and advances	23	(12,532,133)	(15,091,975)	-
Expected loss on other financial assets	21 e 24	(1,472,394)	(1,172,860)	-
Personnel expenses	12	(24,526,318)	(18,871,462)	(20,723,265)
Other administrative expenses	13	(16,489,578)	(16,873,962)	(16,882,461)
Depreciation and amortization	14	(5,865,768)	(4,808,255)	(4,568,568)
Other operating income/(expenses)	15	(26,214,836)	(14,210,594)	(10,133,357)
Other operating expense		(87,101,027)	(71,029,108)	(69,168,486)
Income before income taxes and share of profit of associates and joint ventures		12,179,996	17,761,640	22,025,148
Share of profit of associates and joint ventures	26	1,201,082	1,680,375	1,718,411
Income before income taxes		13,381,078	19,442,015	23,743,559
Income tax and social contribution	16	7,792,129	(2,693,576)	(6,428,956)
Net income for the year		21,173,207	16,748,439	17,314,603

Attributable to shareholders:
Shareholders of the parent		21,023,023	16,583,915	17,089,364
Non-controlling interest		150,184	164,524	225,239

Basic and diluted earnings per share based on the weighted average number of shares (expressed in R$ per share):
– Earnings per common share	17	2.49	1.97	2.03
– Earnings per preferred share	17	2.74	2.16	2.23

The Notes are an integral part of the Consolidated Financial Statements.

       10    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	Note	R$ thousand
		Years ended December 31
		2019	2018	2017
Net income for the year		21,173,207	16,748,439	17,314,603

Items that are or may be reclassified to the Consolidated Statement of Income
Financial assets available for sale
Unrealized gains/(losses)		-	-	3,005,067
Gains/(losses) transferred to income		-	-	487,017
Tax effect		-	-	(1,260,609)

Financial assets at fair value through other comprehensive income
Unrealized gains/(losses)		7,752,853	(473,594)	-
Gains/(losses) transferred to income	9	651,428	1,023,299	-
Tax effect		(3,609,375)	(209,359)	-

Unrealized gains/(losses) on hedge	20
Cash flow hedge		260,397	(96,760)	(13,778)
Hedge of investment abroad		(119,635)	(209,300)	(59,739)
Tax effect		(42,854)	122,424	29,407

Exchange differences on translations of foreign operations
Foreign exchange on translations of foreign operations		73,867	113,198	29,002

Items that can not be reclassified to the Consolidated Statement of Income
Gains/(losses) on equity instruments at fair value through other comprehensive income		1,482,384	(756,042)	-
Tax effect		(579,763)	302,417	-

Other		(204,538)	(92,764)	-

Total other comprehensive income		5,664,764	(276,481)	2,216,367
Total comprehensive income for the year		26,837,971	16,471,958	19,530,970

Attributable to shareholders:
Shareholders of the parent		26,687,787	16,307,434	19,305,731
Non-controlling interest		150,184	164,524	225,239

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco     11

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Comprehensive Income

	R$ thousand
	Note	On December 31
		2019	2018
Assets
Cash and balances with banks	18	109,610,999	107,209,743
Financial assets at fair value through profit or loss	19a	249,759,777	246,161,150
Financial assets at fair value through other comprehensive income	21	192,450,010	178,050,536
Financial assets at amortized cost
- Loans and advances to financial institutions, net of provision for losses	22	59,083,791	105,248,950
- Loans and advances to customers, net of provision for losses	23	423,528,716	380,387,076
- Securities, net of provision for losses	24	166,918,360	140,604,738
- Other financial assets	29	56,101,781	43,893,309
Non-current assets held for sale	25	1,357,026	1,353,330
Investments in associates and joint ventures	26	7,635,612	8,125,799
Property and equipment	27	14,659,222	8,826,836
Intangible assets and goodwill, net of accumulated amortization	28	14,724,647	16,128,548
Taxes to be offset	16	15,685,801	13,498,264
Deferred income tax assets	16c	59,570,055	48,682,569
Other assets	29	7,441,888	7,372,866
Total assets		1,378,527,685	1,305,543,714

Liabilities
Liabilities at amortized cost
- Deposits from banks	30	227,819,611	247,313,979
- Deposits from customers	31	366,227,540	340,748,196
- Funds from issuance of securities	32	170,727,564	148,029,018
- Subordinated debts	33	49,313,508	53,643,444
- Other financial liabilities	37	79,121,127	62,598,235
Financial liabilities at fair value through profit or loss	19c	14,244,083	16,152,087
Provision for Expected Credit Loss
- Loan Commitments	23	2,318,404	2,551,676
- Financial guarantees	23	1,970,321	719,216
Insurance technical provisions and pension plans	34	268,302,691	251,578,287
Other reserves	36	25,239,929	19,802,171
Current income tax liabilities		2,595,277	2,373,261
Deferred income tax liabilities	16c	1,080,603	1,200,589
Other liabilities	37	34,023,453	34,157,435
Total liabilities		1,242,984,111	1,180,867,594

Shareholders’ equity	38
Capital		75,100,000	67,100,000
Treasury shares		(440,514)	(440,514)
Capital reserves		35,973	35,973
Profit reserves		51,986,423	53,267,584
Additional paid-in capital		70,496	70,496
Other comprehensive income		7,871,482	2,206,718
Retained earnings		475,606	2,035,198
Equity attributable to shareholders of the parent		135,099,466	124,275,455
Non-controlling interest		444,108	400,665
Total equity		135,543,574	124,676,120
Total equity and liabilities		1,378,527,685	1,305,543,714

The Notes are an integral part of the Consolidated Financial Statements.

       12    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2016	51,100,000	(440,514)	35,973	6,807,128	43,220,688	70,496	(398,708)	4,907,381	105,302,444	176,763	105,479,207
Net income	-	-	-	-	-	-	-	17,089,364	17,089,364	225,239	17,314,603
Financial assets available for sale	-	-	-	-	-	-	2,187,365	-	2,187,365	-	2,187,365
Foreign currency translation adjustment	-	-	-	-	-	-	29,002	-	29,002	-	29,002
Comprehensive income	-	-	-	-	-	-	2,216,367	17,089,364	19,305,731	225,239	19,530,970
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,099	2,099
Purchase of treasury shares	-	-	-	-	-	-	-	-	-	-	-
Capital increase of with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	732,888	6,720,523	-	-	(7,453,411)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,204,344)	(7,204,344)	(114,228)	(7,318,572)
Balance on December 31, 2017	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	1,817,659	7,338,990	117,403,831	289,873	117,693,704
IFRS 9 adoption	-	-	-	-	-	-	665,540	(2,802,754)	(2,137,214)	-	(2,137,214)
Balance on January 1, 2018	59,100,000	(440,514)	35,973	7,540,016	41,941,211	70,496	2,483,199	4,536,236	115,266,617	289,873	115,556,490
Net income	-	-	-	-	-	-	-	16,583,915	16,583,915	164,524	16,748,439
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	(296,915)	-	(296,915)	-	(296,915)
Foreign currency translation adjustment	-	-	-	-	-	-	113,198	-	113,198	-	113,198
Other	-	-	-	-	-	-	(92,764)	-	(92,764)	-	(92,764)
Comprehensive income	-	-	-	-	-	-	(276,481)	16,583,915	16,307,434	164,524	16,471,958
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	2,265	2,265
Capital increase with reserves	8,000,000	-	-	-	(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	954,247	10,832,110	-	-	(11,786,357)	-	-	-
Interest on equity and dividends	-	-	-	-	-	-	-	(7,298,596)	(7,298,596)	(55,997)	(7,354,593)

The Notes are an integral part of the Consolidated Financial Statements.

Bradesco     13

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Changes in Equity (continued)

	R$ thousand
	Capital	Treasury shares	Capital reserves	Profit reserves		Additional paid-in capital	Other comprehensive income (1)	Retained earnings	Equity attributable to shareholders of the parent	Non-controlling interest	Total
				Legal	Statutory
Balance on December 31, 2018	67,100,000	(440,514)	35,973	8,494,263	44,773,321	70,496	2,206,718	2,035,198	124,275,455	400,665	124,676,120
Net income	-	-	-	-	-	-		21,023,023	21,023,023	150,184	21,173,207
Financial assets at fair value through other comprehensive income	-	-	-	-	-	-	5,795,435		5,795,435	-	5,795,435
Foreign currency translation adjustment	-	-	-	-	-	-	73,867		73,867	-	73,867
Other	-	-	-	-	-	-	(204,538)		(204,538)	-	(204,538)
Comprehensive income	-	-	-	-	-	-	5,664,764	21,023,023	26,687,787	150,184	26,837,971
Increase of non-controlling shareholders’ interest	-	-	-	-	-	-	-	-	-	8,750	8,750
Capital increase with reserves	8,000,000				(8,000,000)	-	-	-	-	-	-
Transfers to reserves	-	-	-	1,129,131	13,589,708	-	-	(14,718,839)	-	-	-
Interest on equity and dividends	-	-	-	-	(8,000,000)	-	-	(7,863,776)	(15,863,776)	(115,491)	(15,979,267)
Balance on December 31, 2019	75,100,000	(440,514)	35,973	9,623,394	42,363,029	70,496	7,871,482	475,606	135,099,466	444,108	135,543,574

 (1) Mainly composed of financial assets at fair value through other comprehensive income and gains and losses with cash flow hedge and foreign investment.

The Notes are an integral part of the Consolidated Financial Statements.

       14    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows

	R$ thousand
	Years ended December 31
	2019	2018	2017
Operating activities
Income before income taxes	13,381,078	19,442,015	23,743,559
Adjustments to reconcile income before income tax to net cash flow from operating activities:
Expected loss on loans and advances	12,532,133	15,091,975	-
Impairment of loans and advances	-	-	16,860,835
Changes in the insurance technical provisions and pension plans	32,036,527	29,409,222	34,805,771
Net (gains)/losses from disposals of assets available for sale	-	-	(2,299,397)
(Gains)/Net realized losses on financial assets at fair value through other comprehensive income	(655,832)	(1,073,563)	-
Expenses with provisions and contingent liabilities	9,244,967	4,306,043	2,471,288
Deferred acquisition cost (insurance)	(58,115)	144,224	680,136
Impairment of assets	3,196,683	1,757,981	1,925,304
Depreciation	2,737,383	1,460,013	1,237,328
Amortization of intangible assets	3,128,385	3,348,242	3,331,240
Share of profit of associates and joint ventures	(1,201,082)	(1,680,375)	(1,718,411)
Losses on disposal of non-current assets held for sale	277,763	516,713	577,212
Net losses from disposal of property and equipment	17,937	98,182	106,722
(Gains) on sale of investments in associates	48,927	-	(270,977)
Effect of changes in exchange rates in cash and cash equivalents	(752,829)	(751,769)	(806,312)
Changes in assets and liabilities:
(Increase)/Decrease in reserve requirement - Central Bank	(3,025,422)	(20,882,690)	(8,677,695)
(Increase)/decrease in loans and advances to banks	(2,099,605)	33,357	(2,493,535)
(Increase)/decrease in loans and advances to customers	(123,571,123)	(112,861,770)	(59,578,512)
(Increase)/decrease in financial assets held for trading	-	-	(23,089,236)
(Increase)/Reduction in financial assets at fair value through profit or loss	(3,598,627)	(3,625,822)	-
(Increase)/decrease in other assets	(31,687,179)	(30,301,912)	(23,384,107)
Increase/(decrease) in deposits from banks	(3,555,713)	(20,749,542)	3,955,797
Increase/(decrease) in deposits from customers	36,787,089	88,659,514	36,853,866
Increase/(decrease) in financial liabilities held for trading	-	-	839,321
Increase/(Decrease) in financial liabilities at fair value through profit or loss	(1,908,004)	1,877,088	-
Increase/(decrease) in insurance technical provisions and pension plans	(15,312,123)	(16,920,525)	(11,556,181)
Increase/(decrease) in other provisions	(3,807,209)	(2,994,599)	(2,272,970)
Increase/(decrease) in other liabilities	27,344,659	14,364,262	19,117,355
Interest received	67,523,213	61,660,260	61,743,368
Interest paid	(27,246,400)	(27,813,710)	(27,254,361)
Income tax and social contribution paid	(8,433,279)	(7,086,237)	(8,575,438)
Other changes in taxes	(798,171)	(1,923,895)	(720,182)
Net cash provided by/(used in) operating activities	(19,453,969)	(6,497,318)	35,551,788

Investing activities
(Acquisitions) of subsidiaries, net of cash and cash equivalents paid	-	(442,122)	-
(Acquisitions) of financial assets available for sale	-	-	(114,186,612)
(Acquisition) of financial assets at fair value through other comprehensive income	(96,192,725)	(103,432,365)	-
Proceeds from sale of financial assets available for sale	-	-	82,760,146
Disposal of financial assets at fair value through other comprehensive income	99,911,819	103,897,609	-
Maturity of investments held to maturity	-	-	4,219,351
Maturity of financial assets at amortized cost	17,458,880	21,759,857	-
(Acquisitions) of investments held to maturity	-	-	(204,557)
(Acquisition) of financial assets at amortized cost	(41,401,367)	(70,719,797)	-
Disposal of non-current assets held for sale	613,246	688,885	796,869
(Acquisitions) of investments in associates	-	(52,844)	(83,172)
Disposal of investments in affiliates	17,961	-	-
Dividends and interest on equity received	716,581	1,463,448	845,134

Bradesco     15

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Consolidated Statements of Cash Flows (continued)

	R$ thousand
	Years ended December 31
	2019	2018	2017
(Acquisition) of property and equipment	(2,629,435)	(2,389,433)	(1,897,645)
Sale of premises and equipment	816,907	361,240	445,347
(Acquisition) of intangible assets	(2,696,067)	(3,053,156)	(3,743,704)
Dividends received	4,404	50,264	83,341
Interest received	8,053,047	17,383,392	12,735,539
Net cash provided by/(used in) investing activities	(15,326,749)	(34,485,022)	(18,229,963)

Financing activities
Funds from securities issued	84,982,152	85,963,195	62,237,380
Payments on securities issued	(60,215,940)	(69,747,110)	(72,494,509)
Issuance of subordinated debt	-	10,890,606	6,594,610
Payments on subordinated debts	(3,207,429)	(9,181,501)	(8,666,038)
Lease payment	(1,067,573)	-	-
Increase/(decrease) of non-controlling interest	(106,741)	2,265	2,099
Interest paid	(16,951,569)	(16,986,503)	(24,465,562)
Interest on equity and dividends paid	(17,751,148)	(6,539,193)	(6,512,102)
Net cash provided by/(used in) financing activities	(14,318,248)	(5,598,241)	(43,304,122)

(Decrease)/Increase in cash and cash equivalents	(49,098,966)	(46,580,581)	(25,982,297)

Cash and cash equivalents
At the beginning of the year	110,225,630	156,054,442	181,230,427
Effect of changes in exchange rates in cash and cash equivalents	752,829	751,769	806,312
At the end of the year	61,879,493	110,225,630	156,054,442

(Decrease)/Increase in cash and cash equivalents	(49,098,966)	(46,580,581)	(25,982,297)

Non-cash transactions
Credit operations transferred to non-current assets held for sale	1,934,762	1,947,924	1,953,996
Dividends and interest on equity declared but not yet paid	126,755	4,876,458	4,295,314
Unrealized (gains)/losses on securities available for sale	-	-	(2,187,365)
(Gains)/losses on financial assets at fair value through other comprehensive income	(5,795,435)	296,915	-

The Notes are an integral part of the Consolidated Financial Statements.

       16    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

1)    General information

Banco Bradesco S.A. (“Bradesco”, the “Bank”, the “Company” or the “Organization”) is a publicly-traded company established according to the laws of the Federative Republic of Brazil with headquarters in the city of Osasco, state of São Paulo, Brazil.

Bradesco is a bank that provides multiple services within two segments: banking and insurance. The Bank complies with Brazilian banking regulations and operates throughout all of Brazil. The banking segment includes a range of banking activities, serving individual and corporate customers in the following operations: investment banking, national and international banking operations, asset management operations and consortium administration. The insurance segment covers auto, health, life, accident and property insurance and pension plans, real estate ventures and capitalization bonds.

The retail banking products include demand deposits, savings deposits, time deposits, mutual funds, foreign exchange services and a range of loans and advances, including overdrafts, credit cards and loans with repayments in installments. The services provided to corporate entities include fund management and treasury services, foreign exchange operations, corporate finance and investment banking services, hedge and finance operations including working capital financing, lease and loans with repayments in installments. These services are provided, mainly, in domestic markets, but also include international services on a smaller scale.

The Organization was originally listed on the São Paulo Stock Exchange (“B3”) and then subsequently on the New York Stock Exchange (“NYSE”).

The consolidated financial statements, in accordance with the IFRS, were approved by the Board of Directors on March 2, 2020.

2)    Significant accounting practices

These consolidated financial statements of the Organization were prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements include the consolidated statements of financial position, consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows as well as the notes to the consolidated financial statements.

The Organization has classified its expenses according to their nature.

The consolidated statement of cash flows shows the changes in cash and cash equivalents during the year arising from operating, investing and financing activities. Cash and cash equivalents include highly liquid investments. Note 18 details the accounts of the consolidated statement of financial position that comprise cash and cash equivalents. The consolidated statement of cash flows is prepared using the indirect method. Accordingly, the income before taxes was adjusted by non-cash items such as provisions, depreciation, amortization and Impairment losses on loans and advances. The interest and dividend received and paid are classified as operating, financing or investment cash flows according to the nature of the corresponding assets and liabilities.

The preparation of the consolidated financial statements requires the use of estimates and assumptions which affect the reported amounts of assets and liabilities, as well as the disclosure of contingent assets and liabilities at the date of the financial statements, and the profit and loss amounts for the year. The consolidated financial statements also reflect various estimates and assumptions, including, but not limited to: adjustments to the provision for expected losses of assets and financial liabilities; estimates of the fair value of financial instruments; depreciation and amortization rates; impairment losses on assets; the useful life of intangible assets; evaluation of the realization of tax assets; assumptions for the calculation of technical provisions for insurance, supplemental pension plans and capitalization bonds; provisions for contingencies and provisions for potential losses arising from fiscal and tax uncertainties. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Bradesco     17

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The accounting policies listed below were used in all the periods presented and by all the companies of the Organization including the equity method investees.

a)    Consolidation

The consolidated financial statements include the financial statements of Bradesco and those of its direct and indirect subsidiaries, including exclusive mutual funds and special purpose entities.

The main subsidiaries included in the consolidated financial statements are as follows:

	Activity	Shareholding interest
		December 31
		2019	2018
Financial Sector – Brazil
Ágora Corretora de Títulos e Valores Mobiliários S.A.	Brokerage	100.00%	100.00%
Banco Alvorada S.A. (1)	Banking	-	100.00%
Banco Bradescard S.A.	Cards	100.00%	100.00%
Banco Bradesco BBI S.A.	Investment bank	99.96%	99.96%
Banco Bradesco BERJ S.A.	Banking	100.00%	100.00%
Banco Bradesco Cartões S.A. (2)	Cards	-	100.00%
Banco Bradesco Financiamentos S.A.	Banking	100.00%	100.00%
Banco Losango S.A.	Banking	100.00%	100.00%
Bradesco Administradora de Consórcios Ltda.	Consortium management	100.00%	100.00%
Bradesco Leasing S.A. Arrendamento Mercantil	Leases	100.00%	100.00%
Bradesco-Kirton Corretora de Câmbio S.A. (3)	Exchange Broker	99.97%	99.97%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	100.00%	100.00%
BRAM - Bradesco Asset Management S.A. DTVM	Asset management	100.00%	100.00%
Kirton Bank Brasil S.A.	Banking	100.00%	100.00%
Tempo Serviços Ltda.	Services	100.00%	100.00%
Financial Sector – Overseas
Banco Bradesco Argentina S.A.U (3)	Banking	100.00%	100.00%
Banco Bradesco Europa S.A. (3)	Banking	100.00%	100.00%
Banco Bradesco S.A. Grand Cayman Branch (3) (4)	Banking	100.00%	100.00%
Banco Bradesco S.A. New York Branch (3)	Banking	100.00%	100.00%
Bradesco Securities, Inc. (3)	Brokerage	100.00%	100.00%
Bradesco Securities, UK. Limited (3)	Brokerage	100.00%	100.00%
Bradesco Securities, Hong Kong Limited (3)	Brokerage	100.00%	100.00%
Cidade Capital Markets Ltd (3)	Banking	100.00%	100.00%
Bradescard México, sociedad de Responsabilidad Limitada (5)	Cards	100.00%	100.00%
Insurance, Pension Plan and Capitalization Bond Sector - In Brazil
Atlântica Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Auto/RE Companhia de Seguros	Insurance	100.00%	100.00%
Bradesco Capitalização S.A.	Capitalization bonds	100.00%	100.00%
Bradesco Saúde S.A.	Insurance/health	100.00%	100.00%
Bradesco Seguros S.A. (8)	Insurance	99.96%	99.96%
Bradesco Vida e Previdência S.A.	Pension plan/Insurance	100.00%	100.00%
Odontoprev S.A. (6)	Dental care	50.01%	50.01%
Insurance - Overseas
Bradesco Argentina de Seguros S.A. (3) (6)	Insurance	100.00%	99.98%
Other Activities - Brazil
Andorra Holdings S.A.	Holding	100.00%	100.00%
Bradseg Participações S.A.	Holding	100.00%	100.00%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	100.00%	100.00%
BSP Empreendimentos Imobiliários S.A.	Real estate	100.00%	100.00%

       18    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	Activity	Shareholding interest
		December 31
		2019	2018
Cia. Securitizadora de Créditos Financeiros Rubi	Credit acquisition	100.00%	100.00%
Columbus Holdings S.A.	Holding	100.00%	100.00%
Nova Paiol Participações Ltda.	Holding	100.00%	100.00%
Other Activities - Overseas
Bradesco North America LLC (3)	Services	100.00%	100.00%
Investment Funds (7)
Bradesco F.I.R.F. Master II Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I. Referenciado DI Performance	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. R.F. VGBL F10	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master IV Previdência	Investment Fund	100.00%	100.00%
Bradesco F.I.R.F. Master Previdência	Investment Fund	100.00%	100.00%
Bradesco Private F.I.C.F.I. RF PGBL/VGBL Ativo	Investment Fund	100.00%	100.00%
Bradesco FI Referenciado DI União	Investment Fund	99.99%	99.90%
Bradesco Private F.I.C.F.I. R.F. PGBL/VGBL Ativo - F 08 C	Investment Fund	100.00%	100.00%
Bradesco F.I.C.R.F. VGBL FIX	Investment Fund	100.00%	100.00%
Bradesco F.I.C.F.I. Renda Fixa V-A	Investment Fund	100.00%	100.00%

(1) Company merged into Kirton Bank S.A. in April 2019;

(2) Company merged into Banco Bradesco S.A. in August 2019.

(3) The functional currency of these companies abroad is the Real;

(4) The special purpose entity International Diversified Payment Rights Company is being consolidated. The company is part of a structure set up for the securitization of the future flow of payment orders received overseas;

(5) The functional currency of this company is the Mexican Peso;

(6) Accounting information used with date lag of up to 60 days; and

(7) The investment funds in which Bradesco assumes or substantially retains the risks and benefits were consolidated.

i.         Subsidiaries

Subsidiaries are all of the companies over which the Organization, has control. The Organization has control over an investee if it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The subsidiaries are fully consolidated from the date at which the Organization obtains control over its activities until the date this control ceases.

For acquisitions meeting the definition of a business combination, the acquisition method of accounting is used. The cost of acquisition is measured as the fair value of the consideration, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the consideration given over the fair value of the Organization’s share of the identifiable net assets and non-controlling interest acquired is recorded as goodwill. Any goodwill arising from business combinations is tested for impairment at least once a year and whenever events or changes in circumstances may indicate the need for an impairment write-down. If the cost of acquisition is less than the fair value of the Organization’s share of the net assets acquired, the difference is recognized directly in the consolidated statement of income.

For acquisitions not meeting the definition of a business combination, the Organization allocates the cost between the individual identifiable assets and liabilities. The cost of acquired assets and liabilities is determined by (a) recognizing financial assets and liabilities at their fair value at the acquisition date; and (b) allocating the remaining balance of the cost of purchasing assets and assuming liabilities to individual assets and liabilities, other than financial instruments, based on their relative fair values of these instruments at the acquisition date.

Bradesco     19

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

ii.       Associates

Companies are classified as associates if the Organization has significant influence, but not control, over the operating and financial management policy decisions. Normally significant influence is presumed when the Organization holds in excess of 20%, but no more than 50%, of the voting rights. Even if less than 20% of the voting rights are held, the Organization could still have significant influence through its participation in the management of the investee or representations on its Board of Directors, providing it has executive power; i.e. voting power.

Investments in associates are recorded in the Organization's consolidated financial statements using the equity method and are initially recognized at cost. The investments in associates include goodwill (net of any impairment losses) identified at the time of acquisition.

iii.     Joint ventures

The Organization has contractual agreements in which two or more parties undertake activities subject to joint control. Joint control is the contractual sharing of control over an activity and it exists only if strategic, financial and operating decisions are made on a unanimous basis by the parties. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the arrangement, rather than rights to its assets and obligations for its liabilities. Investments in joint ventures are recorded in the consolidated financial statements of the Organization using the equity method.

iv.      Structured entities

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

Structured entities normally have some or all of the following features or characteristics:

•      restricted activities;

•      a narrow and well-defined objective, such as, to effect a specific structure like a tax efficient lease, to perform research and development activities, or to provide a source of capital or funding to an entity or to provide investment opportunities for investors by passing risks and rewards associated with the assets of the structured entity to investors;

•      thin capitalization, that is, the proportion of ‘real’ equity is too small to support the structured entity’s overall activities without subordinated financial support; and

•      financing in the form of multiple contractually linked instruments to investors that create concentrations of credit risk or other risks (tranches).

v.       Transactions with and interests of non-controlling shareholders

The Organization applies a policy of treating transactions with non-controlling interests as transactions with equity owners of the Bank. For purchases of equity from non-controlling interests, the difference between any consideration paid and the share of the carrying value of net assets of the subsidiary acquired is recorded in equity. Gains or losses on sales to non-controlling shareholders are also recorded in equity.

Profits or losses attributable to non-controlling interests are presented in the consolidated statements of income under this title.

vi.      Balances and transactions eliminated in the consolidation

Intra-group transactions and balances (except for foreign currency transaction gains and losses) are eliminated in the consolidation process, including any unrealized profits or losses resulting from operations between the companies except when unrealized losses indicate an impairment loss of the asset transferred which should be recognized in the consolidated financial statements. Consistent accounting policies as well as similar valuation methods for similar transactions, events and circumstances are used throughout the Organization for the purposes of consolidation.

       20    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Foreign currency translation

                     i.            Functional and presentation currency

Items included in the financial statements of each of the Organization’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Brazilian Reais (R$), which is the Organization’s presentation currency. The domestic and foreign subsidiaries use the Real as their functional currency, with the exception of the subsidiary in Mexico, which uses the Mexican Peso as its functional currency.

                    ii.            Transactions and balances

Foreign currency transactions, which are denominated or settled in a foreign currency, are translated into the functional currency using the exchange rates prevailing on the dates of the transactions.

Monetary items denominated in foreign currency are translated at the closing exchange rate as at the reporting date. Non-monetary items measured at historical cost denominated in a foreign currency are translated at the exchange rate on the date of initial recognition; non-monetary items in a foreign currency that are measured at fair value are translated using the exchange rates on the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at each period exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of income as “Net gains/(losses) of foreign currency transactions”.

In the case of changes in the fair value of monetary assets denominated in foreign currency classified as financial assets at fair value through other comprehensive income, a distinction is made between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortized cost are recognized in the consolidated statement of income, and other changes in the carrying amount, except impairment, are recognized in equity.

                   iii.            Foreign operations

The results and financial position of all foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•      Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the reporting date;

•      Income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction dates, in which case income and expenses are translated at the rates in effect on the dates of the transactions); and

•      All resulting exchange differences are recognized in other comprehensive income.

Exchange differences arising from the above process are reported in equity as “Foreign currency translation adjustment”.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

On consolidation, exchange differences arising from the translation of the net investment in foreign entities are taken to “Other comprehensive income”. If the operation is a non-wholly owned subsidiary, then the relevant proportion of the transaction difference is allocated to the non-controlling interest. When a foreign operation is partially sold or disposed, such exchange differences, which were recognized in equity, are recognized in the consolidated statement of income as part of the gain or loss on sale.

c)    Cash and cash equivalents

Cash and cash equivalents include: cash, bank deposits, unrestricted balances held with the Central Bank of Brazil and other highly liquid short-term investments, with original maturities of three months or less and which are subject to insignificant risk of changes in fair value, used by the Organization to manage its short-term commitments. See Note 18 (b) – “Cash and cash equivalents”.

d)    Financial assets and liabilities

Accounting Practices adopted as of January 1, 2018.

i.         Financial assets

In 2018, we began to apply IFRS 9, which contains a new approach for classification and measurement of financial assets, where the entity is based on the business model for the management of financial assets, as well as the characteristics of contractual cash flow of the financial asset. This new approach replaced the financial assets categories foreseen in IAS 39: (i) measured at fair value through profit or loss; (ii) investments held to maturity; (iii) loans and receivables; and (iv) available for sale.

IFRS 9 classifies financial assets into three categories: (i) measured at amortized cost; (ii) measured at fair value through other comprehensive income (FVOCI – Shareholders’ Equity); and (iii) measured at fair value through profit or loss (FVTPL).

- Business model: it relates to the way in which the entity manages its financial assets to generate cash flows. The objective of the Management for a particular business model, is: (i) to maintain the assets to receive contractual cash flows; (ii) to maintain the assets to receive the contractual cash flows and sales; or (iii) any other model. When the financial assets conform to the business models (i) and (ii) the SPPI test (Solely Payment of Principal and Interest) should be applied.

- SPPI Test: the purpose of this test is to assess the contractual terms of the financial instruments to determine if they give rise to cash flows at specific dates that conform only to the payment of the principal and interest on the principal amount.

In this sense, the principal refers to the fair value of the financial asset at the initial recognition and interest refers to the consideration for the time value of money, the credit risk associated with the principal amount outstanding for a specific period of time and other risks and borrowing costs. Financial instruments that do not fall under the aforementioned concept are measured at FVTPL, such as derivatives.

•      Measured at fair value through profit or loss

All financial assets that do not meet the criteria of measurement at amortized cost or at FVOCI are classified as measured at FVTPL, in addition to those assets that in the initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

Financial assets measured at FVTPL are initially recorded at fair value with subsequent changes to the fair value recognized immediately in profit or loss.

They are held for trading if it is acquired by Organization for the purpose of selling it in the short-term or if it is part of a portfolio of identified financial instruments that are managed together for short-term profit or position taking, or, eventually, assets that do not meet the SPPI test. Derivative financial instruments are also categorized as FVTPL.

       22    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial assets are initially recognized in the consolidated statement of financial position at fair value and the transaction costs are recorded directly in the consolidated statement of income.

Interest income is recognized in the consolidated statement of income using the effective interest method, the realized and unrealized gains and losses arising from changes in fair value of non-derivative assets are recognized directly in the consolidated statement of income under “Net gains/(losses) on financial assets and liabilities at fair value through profit or loss”. Interest income on financial assets measured at FVTPL is included in “Interest and similar income”. For the treatment of derivative assets see Note 2(d)(iii).

•      Measured at fair value through other comprehensive income

They are financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is both to maintain the assets to receive the contractual cash flows as well as for sale.

Financial assets are initially recognized at fair value, plus any transaction costs that are directly attributable to their acquisition or their issuance and are, subsequently, measured at fair value with gains and losses being recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on debt securities, until the financial asset is derecognized. The expected credit losses are recorded in the consolidated statement of income in contrast to "Other comprehensive income", having no impact on the gross carrying amount of the asset.

Interest income is recognized in the consolidated statement of income using the effective interest method. Dividends on equity instruments are recognized in the consolidated statement of income in ‘Dividend income’, within “Net Gains/(losses) on financial assets at fair value through other comprehensive income” when the Organization’s right to receive payment is established. Gains or losses arising out of exchange variation on investments in debt securities classified as FVOCI are recognized in the consolidated statement of income. See Note 2(d)(viii) for more details of the treatment of the expected credit losses.

•      Measured at amortized cost

Financial assets that meet the criterion of the SPPI test, which are held in a business model whose objective is to maintain the assets to receive the contractual cash flows.

Financial assets measured at amortized cost are recognized initially at fair value including direct and incremental costs, and are subsequently recorded at amortized cost, using the effective interest rate method.

Interest are recognized in the consolidated statement of income and reported as “Interest and similar income”. In the case of expected credit loss, it is reported a deduction from the carrying value of the financial asset and is recognized in the consolidated statement of income.

ii.       Financial liabilities

The Organization classifies its financial liabilities as subsequently measured at amortized cost, using the effective interest rate method, except for the following financial instruments.

•      Measured at fair value through profit and loss

These financial liabilities are recorded and measured at fair value and the respective changes in fair value are immediately recognized in the income statement. These liabilities can be subdivided into two different classifications upon initial recognition: financial liabilities designated at fair value through profit and loss and financial liabilities held for trading.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-      Financial liabilities designated at FVTPL on initial recognition

These are liabilities that on initial recognition are irrevocably designated at FVTPL, if this eliminates or significantly reduces asset-liability mismatches.

The Organization does not have any financial liability designated at fair value through profit and loss in income.

-      Financial liabilities held for trading

Financial liabilities held for trading recognized by the Organization are derivative financial instruments. For the treatment of derivatives see Note 2(d)(iii).

•      Financial guarantee contracts and loan commitments

Financial guarantees are contracts that require the Organization to make specific payments under the guarantee for a loss incurred when a specific debtor fails to make a payment when due in accordance with the terms of the debt instrument.

Financial guarantees are initially recognized in the financial statements at fair value on the date the guarantee was given. Subsequent to initial recognition, the Organization’s obligations under such guarantees are measured by the higher value between (i) the value of the provision for expected losses and (ii) the value initially recognized, minus, if appropriate, the accumulated value of the revenue from the service fee. The fee income earned is recognized on a straight-line basis over the life of the guarantee. Any increase in the liability relating to guarantees is reported in the consolidated statement of income within “Other operating income/ (expenses)”.

The expected credit losses, referring to loan commitments, are recognized in liabilities and are calculated, as described in note 3.1.

iii.     Derivative financial instruments and hedge transactions

Derivatives are initially recognized at fair value on the date the respective contract is signed and are, subsequently, re-measured at their fair values with the changes recognized in the income statement under “Net gains or losses on financial assets at fair value through profit or loss”.

Fair values are obtained from quoted market prices in active markets (for example, for exchange-traded options), including recent market transactions, and valuation techniques (for example for swaps and foreign currency transactions), such as discounted cash-flow models and options-pricing models, as appropriate. The calculation of fair value, the counterparty's and the entity's own credit risk are considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contract and the host contract is not recorded at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, with changes in fair value recognized in the consolidated statement of income.

The Organization has structures of cash flow hedges, whose objective is to protect the exposure to variability in cash flows attributable to a specific risk associated with all the assets or liabilities recognized, or a component of it. The details of these structures have been presented in Note 3.2 – Market risk.

iv.      Recognition

Initially, the Organization recognizes deposits, securities issued and subordinated debts and other financial assets and liabilities on the trade date, in accordance with the contractual provisions of the instrument.

       24    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

v.       Derecognition

Financial assets are derecognized when there is no reasonable expectation of recovery, when the contractual rights to receive the cash flows from these assets have ceased to exist or the assets have been transferred and substantially all the risks and rewards of ownership of the assets are also transferred. Financial liabilities are derecognized when they have been discharged, paid, redeemed, cancelled or expired. If a renegotiation or modification of terms of an existing financial asset is such that the cash flows of the modified asset are substantially different from those of the original unmodified asset, then the original financial asset is derecognized and the modified financial asset is recognized as a new financial asset and initially measured at fair value.

vi.      Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position when, the Organization has the intention and the legal enforceable right to offset the recognized amounts on a net basis or realize the asset and settle the liability simultaneously.

vii.    Determination of fair value

The determination of the fair values for the majority of financial assets and liabilities is based on the market price or quotes of security dealers for financial instruments traded in an active market. The fair value for other instruments is determined using valuation techniques. The valuation techniques which include use of recent market transactions, discounted cash flow method, comparison with other instruments similar to those for which there are observable market prices and valuation models.

For more common other instruments the Organization uses widely accepted valuation models that consider observable market data in order to determine the fair value of financial instruments.

For more complex instruments, the Organization uses its own models that are usually developed from standard valuation models. Some of the information included in the models may not be observable in the market and is derived from market prices or rates or may be estimated on the basis of assumptions.

The value produced by a model or by a valuation technique is adjusted to reflect various factors, since the valuation techniques do not necessarily reflect all of the factors that market participants take into account during a transaction.

The valuations are adjusted to consider the risks of the models, differences between the buy and sell price, credit and liquidity risks, as well as other factors. Management believes that such valuation adjustments are necessary and appropriate for the correct evaluation of the fair value of the financial instruments recorded in the consolidated statement of financial position.

More details on the calculation of the fair value of financial instruments are available in Note 3.4.

viii.  Expected credit losses

The Organization calculates the expected credit losses in prospective bases for financial instruments measured at amortized cost, at FVOCI (with the exception of investments in equity instruments), financial guarantees and loan commitments.

Expected credit losses on financial instruments are measured as follows:

Financial assets: it is the present value of the difference between contractual cash flows and the cash flows that the Organization hopes to recover discounted at the effective interest rate of the operation;

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial guarantees: it is the present value of the difference between the expected payments to reimburse the holder of the guarantee and the values that the Organization expects to recover discounted at a rate that reflects the market conditions; and

Loan commitments: is the present value of the difference between the contractual cash flows that would be due if the commitment was used and the cash flows that the Organization expects to recover discounted at a rate that reflects the market conditions.

Expected losses will be measured on one of the following basis:

− Credit losses expected for 12 months, i.e., credit losses as a result of possible events of delinquency within 12 months after the reporting date; and

− Credit Losses expected for the whole of lifecycle, i.e., credit losses that result from all possible events of delinquency throughout the expected lifecycle of a financial instrument.

The measurement of expected losses for the whole lifecycle is applied when a financial asset, on the date of the report, has a significantly increased of the credit risk since its initial recognition and the measurement of credit loss of 12 months is applied when the credit risk has not increased significantly since its initial recognition. The Organization may determine that the credit risk of a financial asset has not increased significantly when the asset has a low credit risk on the date of the report.

With respect to Brazilian government bonds, the Organization has internally developed a study to assess the credit risk of these securities, which does not expect any loss for the next 12 months, that is, no provision is required for credit losses.

The amount of loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The asset’s carrying amount is reduced through provisions and the amount of the loss is recognized in the consolidated statement of income.

The calculation of the present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral.

The methodology and assumptions used for estimating future cash flows are reviewed regularly to mitigate any differences between loss estimates and actual loss experience.

Following the recognition of expected credit loss, interest income is recognized using the effective rate of interest which was used to discount the future cash flows, on the accounting value gross of provision, except for assets with problem of credit recovery, in which, the rate stated is applied at the net book value of the provision.

The whole or part of a financial asset is written off against the related credit loss expected when there is no reasonable expectation of recovery. Such loans are written off after all the relevant collection procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off are credited to the consolidated statement of income.

The criteria used to calculate the expected credit loss and to determine the significantly increased of the credit risk are detailed in Note 3.1.

Accounting Practices adopted until December 31, 2017.

The Organization opted for the exemption provided by the Standard not to restate comparative information from prior periods arising from the changes arising from IFRS 9, therefore we present below the accounting policies applied to Financial Instruments up to December 31, 2017:

       26    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

i.     Sale and repurchase agreements

Securities sold subject to repurchase agreements are presented in the consolidated financial statements in “Financial assets pledged as collateral”. The counterparty liability is included in “Deposits from Banks”. Securities purchased under agreements to resell are recorded in “Loans and advances to banks” or “Loans and advances to customers”, as appropriate. The difference between sale and repurchase price is treated as interest in the consolidated statement of income and recognized over the life of the agreements using the effective interest rate method.

ii.   Financial assets

The Organization classifies its financial assets into the following categories: measured at fair value through profit or loss, available-for-sale, held-to-maturity and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets on initial recognition.

•      Measured at fair value through profit or loss

Financial assets are recorded and initially measured at fair value, with subsequent subsequent changes in fair value recognized immediately in profit or loss. These assets can be subdivided into two distinct classifications: financial assets designated at fair value through profit or loss; and financial assets for trading (upon initial recognition).

- Financial assets designated at fair value through profit or loss

The Organization does not have any financial assets designated at fair value through profit or loss.

- Financial assets for trading (except Derivatives)

Financial assets for trading are assets held by the Organization for the purpose of trading them in the short term or maintaining them as part of a managed portfolio in order to obtain short-term profit or to take positions. Derivative financial instruments are also classified as held for trading.

Financial assets held for trading are initially recognized and measured at fair value on the balance sheet, and transaction costs are recorded directly in the statement of income for the period.

Realized and unrealized gains and losses arising from changes in the fair value of non-derivative financial assets are recognized directly in the income statement under "Gains and losses net of financial assets for trading". Interest income on financial assets held for trading is recognized in "Net interest income".

•      Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets, for which it is intended to be held for an indefinite period of time, and which may be sold in response to changes in interest rates, foreign exchange rates, prices of equity securities or liquidity needs or that are not classified as held-to-maturity, loans and receivables or at fair value through profit or loss.

They are initially recognized at fair value, which corresponds to the amount paid including transaction costs and is subsequently measured at fair value with gains and losses recognized in equity, other comprehensive income, except for impairment losses recoverable from exchange gains and losses until the financial asset is no longer recognized. If an available-for-sale financial asset presents a loss due to impairment, the accumulated loss recorded in other comprehensive income is recognized in the statement of income.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Interest income is recognized in the income statement using the effective interest rate method. Dividend income is recognized in the consolidated statement of income when the Organization becomes entitled to the dividend. Foreign exchange gains and losses on investments in debt securities classified as available for sale are recognized in the consolidated statement of income.

•      Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Organization has the intention and ability to hold to maturity and which are not designated at the initial recognition as at fair value through profit or loss, or as available for sale and that do not meet the definition of loans and receivables.

They are initially recognized at fair value including direct and incremental costs and are subsequently accounted for at amortized cost using the effective interest rate method.

Interest on investments held to maturity is included in the consolidated statement of income as "Interest and similar income". In the event of impairment, the impairment loss is recognized as a deduction from the carrying amount of the investment and is recognized in the consolidated statement of income.

•      Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market that have not been designated as "available for sale" or "at fair value through profit or loss" and that the Organization does not intends to sell immediately or in the short term.

They are initially measured at fair value plus direct transaction costs and subsequently measured at amortized cost using the effective interest rate method.

Loans and receivables are recognized in the balance sheet as loans and advances to financial institutions or to customers. Interest on loans is included in the income statement as "Interest and similar income". In the event of impairment, the impairment loss is reported as a reduction in the book value of loans and advances and is recognized in the statement of income as "Impairment losses on loans and advances".

iii.  Financial liabilities

The Organization classifies its financial liabilities in the following categories: measured at fair value through profit or loss and at amortized cost.

•      Measured at fair value through profit or loss

They are recorded and valued at fair value, and the respective changes in fair value are recognized immediately in profit or loss. These liabilities can be subdivided into two distinct classifications: financial liabilities designated at fair value through profit or loss and financial liabilities for trading.

- Financial liabilities at fair value through profit or loss

The Organization does not have any financial liabilities designated at fair value through profit or loss.

- Financial liabilities for trading

The financial liabilities for trading recognized by the Organization are derivative financial instruments.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•      Financial liabilities at amortized cost

These are financial liabilities that are not measured at fair value through profit or loss. They are initially recorded at fair value and subsequently measured at amortized cost. They include, among others, resources from financial and client institutions, debt securities issuance and subordinated debt securities.

iv.  Deposits, securities issued and subordinated liabilities

Deposits, securities issued and subordinated liabilities are the main funding sources used by the Organization to finance its operations.

They are initially measured at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest rate method.

v.    Derivative financial instruments and hedge operations

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair values with the changes being recognized in the statement of income under "Gains and losses on financial assets held for trading".

Fair values are derived from quoted market prices in active markets (for example, exchange traded options), including recent market transactions and valuation techniques (eg, swaps and currency transactions), discounted cash and option pricing models, as appropriate. In determining the fair value, the credit risk of the counterparty and the entity itself is considered.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those in the main contract and the contract is not accounted for at fair value through profit or loss. These embedded derivatives are recorded separately at fair values, with changes in fair values being included in the consolidated income statement.

vi.  Impairment of financial assets

a)   Financial assets recognized at amortized cost

At each balance sheet date, the Organization assesses whether there is objective evidence that the carrying amount of the financial assets is impaired. Impairment losses are only recognized if there is objective evidence that a loss occurs after the initial recognition of the financial asset and that the loss has an impact on the future cash flows of the financial asset or group of financial assets , which can be estimated reliably.

The criteria that the Organization uses to determine whether there is objective evidence of a impairment loss include:

- Relevant financial difficulty of the issuer or borrower;

- A breach of contract, such as default or delays in the payment of interest or principal;

- Economic or legal reasons related to the financial difficulty of the borrower, guarantees to the borrower a concession that the creditor would not consider;

- When it becomes probable that the policyholder declares bankruptcy or other financial reorganization;

- The disappearance of an active market for that financial asset due to financial difficulties; or

- Observable data indicating that there is a measurable reduction in estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the loss event can not yet be identified at the level of the individual financial assets in the portfolio, including:

(i) adverse changes in the payment situation of the borrowers of the assessed group; and

(ii) national or local economic conditions that correlate with default on assets.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization considers evidence of impairment for both individually significant assets and for assets at the collective level. All significant financial assets are valued for specific losses.

All significant assets that the evaluation indicates are not specifically impaired are evaluated collectively to detect any impairment losses incurred but not yet identified. Financial assets, accounted for at amortized cost, which are not individually significant, are evaluated collectively to detect impairment losses, grouping them according to similar risk characteristics. Financial assets, which are individually assessed for impairment and a loss is recognized, are not included in the collective assessment of impairment.

The amount of the loss is measured as the difference between the book value of the assets and the present value of the estimated future cash flows (excluding future credit losses that were not incurred) discounted at the original interest rate of the financial assets. The book value of the asset is reduced through provisions and the amount of the loss is recognized in the statement of income.

The calculation of the present value of the estimated future cash flows of a guaranteed financial asset reflects the cash flows, which may result from the asset's execution, less the costs of obtaining and selling the guarantee.

For the purposes of a collective assessment of impairment, financial assets are grouped based on similar credit risk characteristics (ie, based on the process, the Organization classifies the type of product, business segments, location geographical, type of guarantee, maturity and other related factors). These characteristics are relevant for estimating future cash flows for groups of such assets as they are indicative of the borrower's ability to pay all amounts owed in accordance with the contractual terms of the assets to be valued.

Future cash flows in a group of financial assets, tested together to determine if there is any impairment, are estimated based on the contracted cash flows of a group of assets and the history of losses for assets with risk characteristics similar to those of the group of assets. Loss history is adjusted according to current observable data to reflect the effects of current conditions that did not affect the period in which the loss history is based and to disregard the effects of the conditions existing in the historical period that do not currently exist.

The methodology and assumptions used to estimate future cash flows are reviewed regularly to reduce any differences between the loss estimates and the actual loss.

After the impairment loss, financial income is recognized using the effective interest rate, which was used to discount future cash flows in order to measure the impairment loss.

When it is not possible to receive a credit, it is written off against the respective provision for impairment. These credits are written off after the completion of all necessary recovery procedures for the determination of the loss amount. Subsequent recoveries of amounts previously written off are credited to the income statement.

b)   Financial assets classified as available for sale

The Organization shall assess, at the end of each reporting period, whether there is objective evidence that a financial asset or group of financial assets is deteriorating. For debt instruments, the Organization uses the criteria mentioned in item (a) above in order to identify a loss event.

In the case of equity instruments classified as available for sale, a material or prolonged decline in the fair value of the security below its cost is considered as evidence that impairment losses have been incurred.

If any such evidence exists for available for sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value less any impairment loss on the previously recognized financial asset - is written off recognized in the statement of income.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event that occurred after the impairment loss was recognized, the reduction is reversed from the income statement. Impairment losses on capital instruments recognized in the statement of income are not reversed. Increase in fair value of equity instruments after impairment is recognized directly in equity in other comprehensive income.

e)    Non-current assets held for sale

Under certain circumstances, property is repossessed following foreclosure of loans that are in default. Repossessed properties are measured at the lower of their carrying amount or fair value less the costs to sell – whichever is the lowest – and are included within “Non-current assets held for sale”.

f)     Property and equipment

i.     Recognition and valuation

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses (see Note 2(i) below), if any. The cost includes expenses directly attributable to the acquisition of an asset.

The cost of assets internally produced includes the cost of materials and direct labor, as well as any other costs that can be directly allocated and that are necessary for them to function.

When parts of an item have different useful lives, and separate control is practical, they are recorded as separate items (main components) comprising the property and equipment.

Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

Gains and losses from the sale of property and equipment are determined by comparing proceeds received with the carrying amount of the asset and are recorded in the consolidated income statement under the heading “Other operating income/(expenses)”.

ii.    Subsequent costs

Expenditure on maintenance and repairs of property and equipment items is recognized as an asset when it is probable that future economic benefits associated with the items will flow to the Organization for more than one year and the cost can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the reporting period in which they are incurred.

iii.   Depreciation

Depreciation is recognized in the consolidated statement of income using the straight-line basis and taking into consideration the estimated useful economic life of the assets. The depreciable amount is the gross-carrying amount, less the estimated residual value at the end of the useful economic life. Land is not depreciated. Useful lives and residual values are reassessed at each reporting date and adjusted, if appropriate.

g)    Intangible assets

Intangible assets comprise separately identifiable non-monetary items, without physical substance due to business combinations, such as goodwill and other purchased intangible assets, computer software and other such intangible assets. Intangible assets are recognized at cost. The cost of an intangible asset, acquired in a business combination, is its fair value at the date of acquisition. Intangible assets with a definite useful life are amortized over their estimated useful economic life. Intangible assets with an indefinite useful life are not amortized.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Generally, the identified intangible assets of the Organization have a definite useful life. At each reporting date, intangible assets are reviewed for indications of impairment or changes in estimated future economic benefits – see Note 2(i) below.

i.     Goodwill

Goodwill (or bargain purchase gain) arises on the acquisition of subsidiaries, associates and joint ventures.

Goodwill reflects the excess of the cost of acquisition in relation to the Organization’s share of the fair value of net identifiable assets or liabilities of an acquired subsidiary, associate or joint venture on the date of acquisition. Goodwill originated from the acquisition of subsidiaries is recognized as “Intangible Assets”, and the goodwill from acquisition of associates and joint ventures is included in the carrying amount of the investment. When the difference between the cost of acquisition and the Organization’s share of the fair value of net identifiable assets or liabilities is negative (bargain purchase gain), it is immediately recognized in the consolidated statement of income as a gain on the acquisition date.

Goodwill is tested annually or whenever a trigger event has been observed, for impairment (see Note 2(i) below). Gains and losses realized in the sale of an entity include consideration of the carrying amount of goodwill relating to the entity sold.

ii.    Software

Software acquired by the Organization is recorded at cost, less accumulated amortization and accumulated impairment losses, if any.

Internal software-development expenses are recognized as assets when the Organization can demonstrate its intention and ability to complete the development, and use the software in order to generate future economic benefits. The capitalized costs of internally developed software include all costs directly attributable to development and are amortized over their useful lives. Internally developed software is recorded at its capitalized cost less amortization and impairment losses (see Note 2(i) below).

Subsequent software expenses are capitalized only when they increase the future economic benefits incorporated in the specific asset to which it relates. All other expenses are recorded as expenses as incurred.

Amortization is recognized in the consolidated statement of income using the straight-line method over the estimated useful life of the software, beginning on the date that it becomes available for use. The estimated useful life of software is from two to five years. Useful life and residual values are reviewed at each reporting date and adjusted, if necessary.

iii.   Other intangible assets

Other intangible assets refer basically to the customer portfolio and acquisition of banking service rights. They are recorded at cost less amortization and impairment losses, if any, and are amortized for the period in which the asset is expected to contribute, directly or indirectly, to the future cash flows.

These intangible assets are reviewed annually, or whenever events or changes in circumstances occur which could indicate that the carrying amount of the assets cannot be recovered. If necessary, the write-off or impairment (see Note 2(i) below) is immediately recognized in the consolidated statement of income.

h)      Leasing

Until December 31, 2018, the Organization adopted IAS 17 as accounting practice for recording its leasing transactions, as described below. IFRS 16 is mandatory for the fiscal years beginning after January 1, 2019.

       32    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Accounting Policy applicable until December 31, 2018

The Organization has both operating and finance leases and operates as a lessee and a lessor.

Leases in which a significant part of the risks and benefits of the asset is borne by the lessor are classified as operating leases. For leases in which a significant part of the risks and benefits of the asset is borne by the lessee, the leases are classified as financial lease.

Leases under the terms of which the Organization assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

As a lessee, the Organization classifies its leasing operations mainly as operating leases, and the monthly payments are recognized in the financial statements using the straight-line method over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

When an operating lease is terminated before the contract expires, any payment that may be made to the lessor in the form of a penalty is recognized as an expense for the period.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Contingent lease payments are accounted for by revising the minimum lease payments over the remaining term of the lease when the lease adjustment is confirmed.

As a lessor, the Organization has substantial finance lease contracts, in value and total number of contracts.

i.     Finance Leases

Finance lease assets in the consolidated statement of financial position are initially recognized in the “loans and advances to customers” account at an amount equal to the net investment in the lease.

The initial direct costs generally incurred by the Organization are included in the initial measurement of the lease receivable and recognized as part of the effective interest rate of the contract, decreasing the amount of income recognized over the lease term. These initial costs include amounts for commissions, legal fees and internal costs. The costs incurred in relation to the negotiation, structuring and sales of leases are excluded from the definition of initial direct costs and therefore are recognized as expenses at the beginning of the lease term.

Recognition of financial revenue reflects a constant rate of return on the net investment made by the Organization.

The estimated non-guaranteed residual values used in the calculation of the gross investment of the lessor in the lease are reviewed at least annually. If there is a decrease in the estimated non-guaranteed residual value, the income allocated over the period of the lease is also reviewed periodically and any decrease in relation to the accumulated values is immediately recognized in the consolidated statement of income.

Bradesco     33

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The lease receivables are subject to the requirements of Write-off and credit Losses expected, described in the topic above, financial assets and liabilities, items v and viii, respectively.

ii.   Operating leases

The assets leased under operating leases, where the Organization acts as lessor, are recognized in the consolidated statement of financial position as property and equipment according to the nature of the item leased.

The initial direct costs incurred by the Organization are added to the carrying amount of the leased asset and are recognized as expenses over the period of the lease and on the same basis as the income recognition.

Revenue from lease is recognized using the straight-line method over the term of the lease, even if the payments are not made on the same basis. Costs, including depreciation and maintenance, incurred in the generation of income are recognized as expenses.

The depreciation policy for leased assets is the same as the depreciation policy used by the Organization for similar assets.

Accounting Policy adopted from January 01, 2019

The Organization assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Bradesco applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Organization recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the beginning of a lease, the Organization recognizes a lease liability and a right of use asset. The expenses with interest on the lease liability and expenses of depreciation of the right of use asset are recognized separately.

The right of use asset is measured initially at cost value and is subsequently reduced by the accumulated depreciation and any accumulated impairment losses, when applicable. The right of use will also be adjusted in case of re-measurement of the lease liability. The depreciation is calculated in a linear fashion by the term of the leases.

The lease term is defined as the non-cancellable term of the lease, together with (i) periods covered by the option to extend the lease, if the lessee is reasonably certain to exercise that option; and (ii) periods covered by the option to terminate the lease, if the lessee is reasonably certain that it will not exercise that option. The Organization has a descriptive policy for the property lease terms, which considers the business plan and management expectations, extension options and local laws and regulations.

The lease liability is measured initially at the present value of the future lease payments, discounted by the incremental rate applied to each contract in accordance with the leasing term.

The lease payments include fixed payments, less any lease incentives receivable, and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

The incremental rate applied by the Organization takes into account the funding rate free of risk adjusted by the credit spread.

       34    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Subsequently, the lease liability is adjusted to reflect the interest levied on the payment flows, re-measured to reflect any revaluation or modifications of leasing and reduced to reflect the payments made.

Financial charges are recognized as a “Interest and similar expenses” and are adjusted in accordance with the term of the contracts, considering the incremental rate.

The contracts and leases of properties with an indefinite period were not considered in the scope of IFRS 16 because they are leases in which the contract can be terminated at any time without a significant penalty. In this way, the rental contract was not considered as executable.

Short-term leases and leases of low-value assets

The Organization applies the short-term lease recognition exemption to its short-term leases (leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense over the lease term.

i)       Impairment losses on non-financial assets (except for deferred tax assets)

Assets that have an indefinite useful life such as goodwill are not subject to amortization and are tested, at least, annually at the same date to verify the existence of impairment.

Assets, which are subject to amortization or depreciation, are reviewed to verify impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized based on the excess the carrying amount of the asset or the cash generating unit (CGU) over its estimated recoverable amount. The recoverable amount of an asset or CGU is the greater of its fair value, less costs to sell, and its value in use.

For the purpose of impairment testing, the assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Subject to a ceiling of the operating segments, for the purpose of goodwill impairment testing, CGUs to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes. Goodwill acquired in a business combination is allocated to CGU or groups of CGUs that are expected to benefit from the synergies of the combination.

When assessing the value in use, future profitability based on business plans and budgets are used, and the estimated future cash flows are discounted to their present value using a discount rate that reflects the current market conditions of the time value of money and the specific risks of the asset or CGU.

The Organization’s corporate assets do not generate separate cash inflows and are utilized by more than one CGU. Corporate assets are allocated to CGUs on a reasonable and consistent basis and tested for impairment as part of the testing of the CGU to which the corporate asset is allocated.

Impairment losses are recognized in the consolidated Statement of Income. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU (or group of CGUs) and then to reduce the carrying amount of the other assets in the CGU (or group of CGUs) on a pro rata basis.

An impairment of goodwill cannot be reversed. With regard to other assets, an impairment loss recognized in previous periods is reassessed at each reporting date for any indications that the impairment has decreased or no longer exists. An impairment loss will be reversed if there has been a change in the estimates used to determine the recoverable amount or to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation and amortization, if no impairment had been recognized.

Bradesco     35

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

j)     Provisions, contingent assets and liabilities and legal obligations

A provision is recognized when, as a result of a past event, the Organization has a present legal or constructive obligation that can be reliably estimated and it is probable that an outflow of resources will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions were established by Management whenever it considers that there is a probable loss taking into account the opinion of their legal advisors; the nature of the actions; the similarity to previous suits; the complexity and the positioning of the Courts.

Contingent liabilities are not recognized, since their existence will only be confirmed by the occurrence or not of one or more future and uncertain events that are not totally under the control of the Management. Contingent liabilities do not meet the criteria for recognition, since they are considered as possible losses and should only be disclosed in explanatory notes, when relevant. Obligations classified as remote are neither provisioned nor disclosed.

Contingent assets are recognized only when there are actual guarantees or definitive favorable court rulings, over which there are no more resources, characterizing the gain as practically certain. Contingent assets, whose expectation of success is probable, are only disclosed in the financial statements, when relevant.

Legal obligations arise from legal proceedings, the object of which is its legality or constitutionality, which, independently of the assessment of the likelihood of success, have their amounts fully recognized in the financial statements.

k)    Classification of insurance contracts and investments

An insurance contract is a contract in which the Organization accepts a significant insurance risk from the policy holder by agreeing to compensate the policyholder if a specific, uncertain, future event adversely affects the policy holder. Reinsurance contracts are also treated as insurance contracts because they transfer significant insurance risk. Contracts in the Insurance segment classified as investment contracts are related to our capitalization bonds, which do not transfer significant insurance risk and are accounted for as financial liabilities in accordance with IFRS 9 – Financial Instruments.

l)     Insurance and pension plan technical provisions

i.     Non life insurance

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

In Automobile insurance, the Provision for Claims Incurred But Not Reported (IBNR) is constituted based on the claims incurred and not yet paid (IBNP), subtracting the balance of the Provision for Claims to be settled (PSL) at the base date of calculation. To calculate the IBNP, the final estimate of claims that have not yet been paid based on semiannual run-off triangles, which consider the historical development of the claims paid in the last 10 semesters for the branches of damages and the last 11 quarters for the extended guarantee business, in order to establish a future projection by period of occurrence and also considers the estimate of Claims Incurred But Not Enough Reported (IBNER), reflecting the expectation of alteration of the provisioned amount throughout the regulation process. Now in the other property damage insurance, the IBNR is calculated with triangles also of 10 semesters, however projecting only the new reports, i.e., there is no estimate of IBNER in this insurance.

The Provision for Claims to be Settled (PSL) is determined based on the indemnity payment estimates, considering all administrative and judicial claims existing at the reporting date, restated monetarily, net of salvage and payments expected to be received.

       36    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Provision for Related Expenses (PDR) is recorded on a monthly basis to cover expenses related to estimated claims and benefits. It covers both costs that can be individually allocated to each claim as well as claims costs not discriminated, meaning those incurred at the portfolio level.

The Complementary Provision for Coverage (PCC) shall be established when there is insufficiency of the technical provisions required under the legislation, as determined in the Liability Adequacy Test (see Note 2(vi) below). At the reporting date management did not identify the need for PCC on property damage contracts.

Other Technical Provisions (OPT) correspond to the Provision for Administrative Expenses (PDA) arising on the Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) insurance operations.

ii.   Life insurance excluding life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis using premiums net of coinsurance premiums, and including amounts ceded through reinsurance operations, and the value registered in the consolidated statement of financial position corresponds to the unexpired risk period of the insurance contracts. The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions to be received for these benefits.

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The Provision for Claims Incurred But Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 10 semesters, to establish a future projection per period of occurrence. A residual tail study is carried out to forecast the claims reported after 10 semesters of the date of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the liability adequacy test (LAT). LAT is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was prepared by Fenaprevi and approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Technical Surplus Provision (PET) corresponds to the difference between the value of the expected cost and the actual cost of claims that occurred during the period for contracts of individual life insurance with rights to participate in technical surplus.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the reserve covers claims incurred. For products structured under a capitalization regime, the reserve covers the expected expenses related to incurred claims and also claims expected to be incurred in the future.

Bradesco     37

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iii.  Health and Dental Insurance

The Unearned Premium/Payments Reserve (PPCNG) is calculated on the currently effective contracts on a daily pro-rata basis based on the portion of health insurance premiums corresponding to the remaining period of coverage.

The Mathematical Provision for Benefits to be Granted (PMBaC) is calculated by the difference between the present value of the future benefits and the present value of the future contributions, corresponding to the assumed obligations.

For health insurance, the Mathematical Provision for Benefits to be Granted (PMBaC) is calculated accounting for a 3.9% annual discount rate (4% on December 31, 2018), the period over which holders are expected to remain in the plan up to their death, and the projected costs of the five-year-period cover in which no premiums will be received.

For health insurance, the Mathematical Provision for Benefits Granted (PMBC) is constituted by the obligations arising from the contractual clauses of remission of installments in cash, regarding the coverage of health assistance and by the premiums through payment of insured persons participating in the Bradesco Saúde insurance – "GBS Plan", and considering a discount rate of 3.9% per annum (4% on December 31, 2018).

The Provision for Claims Incurred but Not Reported (IBNR) is calculated from the final estimate of claims already incurred and still not reported, based on monthly run-off triangles that consider the historical development of claims reported in the last 12 months for health insurance and the last 18 months for dental insurance, to establish a future projection per period of occurrence. The methodology used also provides for aggravating factors to capture the development of claims that occur over a period of more than 12 months.

The Provision for Claims to be Settled (PSL) for health insurance, considers all claims received up to the reporting date, including all judicial claims and related costs adjusted for inflation.

The other technical provisions (OTP) for heath and dental insurance refers to the Provision for Insufficient Premiums (PIP), regarding the individual health portfolio, which is constituted to cover differences between the expected present value of claims and related future costs and the expected present value of future premiums, considering a discount rate of 3.9% per annum (4% on December 31, 2018).

iv.  Operations with Mandatory Insurance For Personal Injury Caused by Motor Vehicles (DPVAT) Insurance

Revenues from DPVAT premiums and the related technical reserves are recorded gross, based on reports received from Seguradora dos Consórcios do Seguro DPVAT S.A. (Seguradora Líder) in proportion to the percentage of Bradesco’s stake in the consortium. It is the function of the Seguradora Líder to collect the premiums, coordinate policy issuance, settle claims and manage the administrative costs within the consortium, in accordance with the CNSP Resolution No. 332/15. As defined in the regulations of the consortium, 50% of the monthly net income is distributed to the consortium’s members in the following month. The remaining 50% of the monthly income is retained by the lead insurer over the year and transferred to the members of the consortium at the start of the following year.

v.    Open pension plans and life insurance with survival coverage (VGBL product)

The Provision for Unearned Premiums (PPNG) is calculated on a daily pro-rata basis, using net premiums and is comprised of the portion corresponding to the remaining period of coverage.  The portion of these reserves corresponding to the estimate for risks in effect but not yet issued is designated PPNG-RVNE.

The Mathematical Provision for Benefits to be Granted (PMBaC) is constituted to the participants who have not yet received any benefit. In defined benefit pension plans, the provision represents the difference between the present value of future benefits and the present value of future contributions, corresponding to obligations assumed in the form of retirement, disability, pension and annuity plans. The provision is calculated using methodologies and assumptions set forth in the actuarial technical notes.

       38    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Mathematical Provision for Benefits to be Granted (PMBaC) related to pension plans and life insurance with survival coverage and defined contribution plans includes the contributions received from participants, net of costs and other contractual charges, plus the financial return generated through the investment of these amounts in units of specially constituted investment funds (FIE).

The Provision for Redemptions and other Amounts to be Settled (PVR) comprises amounts related to redemptions to settle, premium refunds owed and portability (transfer-outs) requested but not yet transferred to the recipient insurer.

The Mathematical Provision for Benefits Granted (PMBC) is recognized for participants already receiving benefits and corresponds to the present value of future obligations related to the payment of those on-going benefits.

The Complementary Provision for Coverage (PCC) refers to the amount necessary to complement technical reserves, as calculated through the Liability Adequacy Test (see Note 2(vi)). TAP is prepared using statistical and actuarial methods based on realistic considerations, taking into account the biometric table BR-EMS of both genders, adjusted by longevity development criteria compatible with the latest published versions (improvement), claims, administrative and operating expenses and using a risk free forward interest rate structures (ETTJ) which was prepared by Fenaprevi and approved by SUSEP. The improvement rate is calculated from automatic updates of the biometric table, considering the expected increase in future life expectancy.

The Provision of Related Expenses (PDR) is recorded to cover expenses related to estimated claims and benefits. For products structured in self-funding and partially regimes, the provision covers claims incurred. For plans structured under a capitalization regime, the provision is made to cover the expected expenses related to incurred claims and also claims expected to be incurred in the future. The projections are performed through the passive adequacy test (PAT).

The Reserve for Financial Surplus (PEF) corresponds to the financial result which exceeds the guaranteed minimum profitability transferred to contracts with a financial surplus participation clause.

The Provision for Claims Incurred but Not Reported (IBNR) is calculated based on semiannual run-off triangles, which consider the historical development of claims paid and outstanding in the last 16 semesters to establish a future projection by period of occurrence.

The Provision for Claims to be Settled (PSL) considers the expected amounts to be settled from all claim notifications received up to the end of the reporting period. The provision covers administrative and judicial claims indexed to inflation and with interest in the event of judicial claims.

The provision "Other technical provisions (OPT)" comprises part of the mathematical provisions of benefits to be granted and benefits granted transferred to this accounting line, as required by SUSEP. This amount refers to the difference between the calculation of mathematical provisions, carried out with realistic premises at the time, approved by the autarchy in 2004, and the calculation with the technical bases defined in the technical notes of the product.

The financial charges credited to technical provisions, and the recording and/or reversal of the financial surplus, are classified as financial expenses, and are presented under “Net income from insurance and pension plans”.

vi.  Liability Adequacy Test (LAT)

The Organization conducted the liability adequacy test for all the contracts that meet the definition of an insurance contract according to IFRS 4 and which are in force on the date of execution of the test. This test is conducted every six months and the liability of insurance contracts, gross of reinsurance, is calculated as the sum of the carrying amount, deducting the deferred acquisition costs and the related intangibles. This is compared to the expected cash flows arising from the obligations under commercialized contracts and certificates.

Bradesco     39

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The test considerers projections of claims and benefits that have occurred and are to occur, administrative expenses, allocable expenses related to the claims, intrinsic options and financial surpluses, salvage and recoveries and other income and expense directly related to the insurance contracts.

To calculate the present value of projected cash flows, the Organization used the risk free forward (ETTJ) rate which was prepared by SUSEP (Danos) and Fenaprevi (Vida e Previdência) both approved by SUSEP.

The test was segmented between life insurance and pension products and non-life, and liabilities related to DPVAT insurance were not included in the adequacy test.

•      Life Insurance and Pension Plans

For private pension products and Life Insurance with Coverage for Survival, the contracts are grouped based on similar risks or when the insurance risk is managed jointly by the Management.

The projected average loss ratio was 39.4% for individual and collective individuals segments, obtained from analysis based on triangles for the development of Company claims generated with information from January 2009.

The result of the liability adequacy test (LAT) presented a total insufficiency and was fully recognized in the Complementary Provision for Coverage (PCC), see note 34.

•      Non Life Insurance

The expected present value of cash flows relating to claims incurred – primarily claims costs and salvage recoveries – was compared to the technical provisions for claims incurred – PSL and IBNR.

The expected present value of cash flows relating to claims to be incurred on the policies in force, plus any administrative expenses and other expenses relating to products in run-off, was compared to the sum of the related technical provisions – PPNG and PPNG-RVNE.

The projected average loss ratio was 23.8% for the Extended Guarantee segment and 57.12% for the elementary lines, including in this calculation the estimate of the future premium of the housing insurance portfolio, which is characterized by low loss ratio and long terms, since it accompanies the period of financing of the property.

The average reinsurance projected in the study, calculated on the basis of reported claims was 7.14%.

The result of the liability adequacy test, for non life insurance contracts, did not present insufficiency and, consequently, no additional PCC provisions were recorded.

m)   Reinsurance contracts

Reinsurance contracts are used in the normal course of operations with the purpose of limiting potential losses, by spreading risks. Liabilities relating to contracts that have been reinsured are presented gross of their respective recoveries, which are booked as assets since the existence of the reinsurance contract does not nullify the Organization’s obligations with the insured parties.

As required by the regulators, reinsurance companies with headquarters abroad must have a minimum rating, assessed by a credit rating agency, to operate in the country, whereby all other reinsurance operations must be performed with local reinsurers. This is how Management understands that the impairment risks are reduced. If there are indications that the amounts recorded will not be realized by its carrying amount, these assets will be adjusted for impairment.

       40    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

n)    Deferred acquisition costs

These comprise deferred acquisition costs including commissions and brokers’ fees related to the sale of insurance policies. Deferred commissions are recognized in the consolidated statement of income over the life of the respective policies and pension plan contracts or over an average period of 12 months. Expenses relating to insurance agency operations relating to the sale of health plans are amortized over a 24 month period.

It also includes the deferred acquisition costs relating to the exclusivity agreement with the retail network, for the marketing of extended warranty insurance for the initial period of 12 years, with the extension of more than 4 years of contract, totaling 16 years.

o)    Employee benefits

Bradesco recognizes (in accordance with IAS 19), prospectively the surplus or deficit of its defined benefit plans and post-retirement plans as an asset or an obligation in its consolidated statement of financial position, and must recognize the changes in the financial condition during the year in which the changes occurred, in profit or loss.

i.     Defined contribution plan

Bradesco and its subsidiaries sponsor pension plans for their employees and Management. Contribution obligations for defined contribution pension plans are recognized as expenses in profit or loss as incurred. Once the contributions are paid, Bradesco, in the capacity of employer, has no obligation to make any additional payment.

ii.   Defined benefit plans

The Organization’s net obligation, in relation to the defined benefit plans, refers exclusively to institutions acquired and is calculated separately for each plan, estimating the future defined benefit that the employees will be entitled to after leaving the Organization or at the time of retirement.

Bradesco’s net obligation for defined benefit plans is calculated on the basis of an estimate of the value of future benefits that employees receive in return for services rendered in the current and prior periods. This value is discounted at its current value and is presented net of the fair value of any plan assets.

The calculation of the obligation of the defined benefit plan is performed annually by a qualified actuary, using the projected unit credit method, as required by accounting rule.

Remeasurement of the net obligation, which include: actuarial gains and losses, the return of the assets of the plan other than the expectation (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income.

Net interest and other expenses related to defined benefit plans are recognized in the income statement.

iii.  Termination benefits

Severance benefits are required to be paid when the employment relationship is terminated by the Organization before the employee’s normal date of retirement or whenever the employee accepts voluntary redundancy in return for such benefits.

Benefits which are payable 12 months or more after the reporting date are discounted to their present value.

Bradesco     41

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

iv.  Short-term benefits

Benefits such as wages, salaries, social security contributions, paid annual leave and paid sick leave, profit sharing and bonuses (if payable within 12 months of the reporting date) and non-monetary benefits such as health care, etc. are recorded as expenses in the consolidated statement of income, without any discount to present value, if the Organization has a present legal or constructive obligation to pay the amount as a result of past service provided  by the employee and the obligation can be reliably estimated.

p)    Capitalization bonds

The liability for capitalization bonds is registered in the line “Other liabilities”. Financial liabilities and revenues from capitalization bonds are recognized at the time bonds are issued.

The bonds are issued according to the types of payments, monthly or in a single payment. Each bond has a nominal value, which is capitalized monthly by the Referential Rate index - TR and by interest rates defined in the plan until the redemption or cancellation of the bond. Amounts payable are recognized in the item “Other Liabilities – Capitalizations Bonds".

Capitalization bond beneficiaries are eligible for a prize draw. At the end of a certain period that is determined at the time the capitalization bond is issued, a beneficiary may redeem the nominal value paid plus the referential rate (TR), even if they have not won in the draw. These products are regulated by the insurance regulator in Brazil; however, they do not meet the definition of an insurance contract in accordance with IFRS 4 and, therefore, are classified as financial liabilities in accordance with IAS 39.

Unclaimed amounts from “capitalization plans” are derecognized when the obligation legally expires, in accordance with IAS 39 as it relates to the derecognition of a financial liability.

Expenses for placement of “capitalization plans”, are recognized as they are incurred.

q)    Interest

Income from financial assets measured at amortized cost and at FVOCI, except instruments of equity and interest costs from liabilities classified at amortized cost are recognized on an accrual basis in the consolidated statement of income using the effective interest rate method. The effective interest rate is the rate that discounts estimated future cash payments and receipts throughout the expected life of the financial asset or liability (or, when appropriate, a shorter period) to the carrying amount of the financial asset or liability. When calculating the effective rate, the Organization estimates future cash flows considering all contractual terms of the financial instrument, but not future credit losses.

The calculation of the effective interest rate includes all commissions, transaction costs, discounts or bonuses which are an integral part of such rate. Transaction costs are incremental costs directly attributable to the acquisition, issuance or disposal of a financial asset or liability.

r)    Fees and commissions

Fees and commission income and expense which are part of and are directly allocable to the effective interest rate on a financial asset or liability are included in the calculation of the effective interest rate.

Other fee and commission income, substantially composed by account service fees, asset management fees, credit card annual charges, and collection and consortium fees are recognized, according to the requirements of IFRS 15, to the extent that the obligations of performance are fulfilled. The price is allocated to the provision of the monthly service, and the revenue is recognized in the result in the same manner. When a loan commitment is not expected to result in the drawdown of a loan, the related commitment fees are recognized on a straight-line basis over the commitment period. Other fees and commissions expense relate mainly to transaction as the services are received.

       42    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

s)    Net insurance income

Insurance and coinsurance premiums, net of premiums transferred through coinsurance and reinsurance and related commissions are recognized as income upon issuance of the respective policies/certificates/endorsements and invoices or at the beginning of the risk period for cases in which the cover begins before issue date, and accounted for on a straight-line basis, over the duration of the policies, through the upfront recognition and subsequent reversal of the provision for unearned premiums and the deferred acquisition costs. Income from premiums and the acquisition costs related to risks already assumed whose respective policies have not yet been issued are recognized in the consolidated statement of income at the start of the risk coverage period on an estimated basis.

The health insurance premiums are recorded in the premium account (result) or Unearned Premium or Contribution Provision (PPCNG), according to the coverage period of the contracts in effect at the balance sheet date.

Revenues and expenses related to “DPVAT” insurance operations are recorded on the basis of information received from the Seguradora Líder dos Consórcios do Seguro DPVAT S.A.

Accepted co-insurance contracts and retrocession operations are recorded on the basis of information received from the lead co-insurer and IRB – Brasil Resseguros S.A. (IRB), respectively.

Reinsurance operations are recorded based on the provision of accounts, which are subject to review by reinsurers. The deferral of these operations is carried out in a manner consistent with the related insurance premium and/or reinsurance contract.

The acquisition costs relating to the commission of insurance are deferred and adapted to the result in proportion to the recognition of the earned premium.

The receipts from insurance agency operations are deferred and recognized in income linearly, for a period of 24 months in health insurance operations and by the term of 12 months in the other operations.

Contributions to pension plans and life insurance premiums with survivor coverage are recognized in income upon their effective receipt.

The management fee income is appropriated to the income on an accrual basis, according to contractually established rates.

Financial revenues include interest income on assets of the funds invested (including financial assets available for sale), income from dividends, gains from the disposal of financial assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss, accrued income in the calculation of the cost value of securities held to maturity and reclassifications of gains previously recognized in other comprehensive income. The income from interest is recognized in the results through the effective interest method.

Financial expenses cover losses in the disposal of assets available for sale, changes in the fair value of financial assets measured at fair value through profit or loss, losses by impairment recognized in the financial assets (except receivables).

t)     Income tax and social contribution

Income taxes in Brazil consist of Company Income Tax (IRPJ) and Social Contribution on Profit (CSLL).

Income tax and social contribution deferred tax assets, calculated on carry-forward income tax losses, carry-forward social contribution losses and temporary differences, are recorded in “Assets – Deferred Taxes” and the deferred tax liabilities on tax differences in lease depreciation (applicable only for income tax), fair value adjustments on securities, restatement of judicial deposits, among others, are recorded in “Liabilities – Deferred Taxes”.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Deferred tax assets on temporary differences are realized when the difference between the accounting treatment and the tax treatment reverses. Deferred tax assets on carry-forward income tax and social contribution losses are realizable when taxable income is generated, up to the 30% limit of the taxable profit for the period. Deferred tax assets are recorded based on current expectations of realization considering technical studies and analyses carried out by Management.

The provision for income tax is calculated at 15% of taxable income plus a 10% surcharge. For financial companies, financial company equivalent and of the insurance industry, the social contribution on profit was calculated until August 2015, considering the rate of 15%. For the period between September 2015 and December 2018, the rate was changed to 20%, according to Law No. 13,169/15, and returned to the rate of 15% as from January 2019. In November 2019 the Constitutional Amendment No. 103 was promulgated, which establishes in article 32, the increase in the rate of the social contribution on profit of "Banks" from 15% to 20%, with effect from March 2020. For the other companies, the social contribution is calculated considering the rate of 9%.

Income tax and social contribution expense comprises current and deferred tax. Current and deferred tax are recorded in the consolidated statement of income except when the result of a transaction is recognized directly in equity, in which case the related tax effect is also recorded in equity or in other comprehensive income.

Current tax assets are amounts of taxes to be recovered through restitution or offset with taxes due from excess of taxes paid in relation to the current and/or previous period.

Current tax expenses are the expected amounts payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amount used for taxation purposes. Deferred tax is not recognized for:

•      temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•      temporary differences related to investments in subsidiaries, associates and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future; and

•      taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

As of January 1, 2019, IFRIC 23 became mandatory in determining current and deferred income tax. The Organization has carried out a study on the effects produced by this standard, which takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. The Organization believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of various factors, including interpretations of tax law and prior experience. This assessment relies on estimates and assumptions and may involve judgments about future events. New information may become available that causes the Organization to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities will impact the tax expense in the period that such a determination is made.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities against current tax assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for carry-forward tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

u)    Segment reporting

Information for operating segments is consistent with the internal reports provided to the Executive Officers (being the Chief Operating Decision Makers), which are comprised by the Chief Executive Officer, Executive Vice-Presidents, Managing Officers and Deputy Officers. The Organization operates mainly in the banking and insurance segments. The banking operations include operations in retail, middle market and corporate activities, lease, international bank operations, investment banking and private banking. The Organization’s banking activities are performed through its own branches located throughout the country, in branches abroad and through subsidiaries, as well as by means of our shareholding interest in other companies. The insurance segment consists of insurance operations, supplementary pension plans and capitalization plans which are undertaken through a subsidiary, Bradesco Seguros S.A., and its subsidiaries.

v)    Shareholders’ Equity

Preferred shares have no voting rights, but have priority over common shares in reimbursement of capital, in the event of liquidation, up to the amount of the capital represented by such preferred shares, and the right to receive a minimum dividend per share that is ten percent (10%) higher than the dividend distributed per share to the holders of common shares.

i.     Share issue costs

Incremental costs directly attributable to the issuance of shares are shown net of taxes in shareholders’ equity, thus reducing the initial share value.

ii.   Earnings per share

The Organization presents basic and diluted earnings per share data. Basic earnings per share is calculated by allocating the net income attributable to shareholders between that attributable to common shareholders and that attributable to preferred shareholders and dividing this by the weighted average number of common and preferred shares, respectively, outstanding during the year, excluding the average number of shares purchased by the Organization and held as treasury shares. Diluted earnings per share are the same as basic earnings per share, as there are no potentially dilutive instruments.

iii. Dividends payable

Dividends on shares are paid and provisioned during the year. In the Shareholders’ Meeting are destined at least the equivalent of 30% of the annual adjusted net income, in accordance with the Company’s Bylaws. Dividends approved and declared after the reporting date of the financial statements, are disclosed in the notes as subsequent events.

iv.  Capital transactions

Capital transactions are transactions between shareholders. These transactions modify the equity held by the controlling shareholder in a subsidiary. If there is no loss of control, the difference between the amount paid and the fair value of the transaction is recognized directly in the shareholders’ equity.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3)    Risk Management

Risk and capital management structures

The risk and capital management activities structures are made up of several committees, commissions and departments which assist the Board of Directors, the Chief Executive Officer, the Chief Risk Officer (CRO) and the Board of Executive Officers of the Organization in their decision-making process.

The Organization has the Integrated Risk Management and Capital Allocation Committee – COGIRAC, whose duty is advise the Board of Directors in performing its duties, related to the management policy and to the risk exposure limits policy, and assure, within the scope of the Organization, the fulfillment of the processes, policies, related rules, and regulations and laws applicable to the Organizations.

This committee is assisted by the Executive Committees for: a) Risk Monitoring, b) Risk Management, c) Anti-money Laundering and Financing of Terrorism (AML-FT)/Sanctions and Information Security/Cyber, and d) Grupo Bradesco Seguros and BSP Empreendimentos Imobiliários. In addition, it also has the support of the Products and Services Executive Committee and the Executive Committees in business areas, which, among other duties, suggest exposure thresholds to their respective risks and prepare mitigation plans to be submitted to the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

In the governance structure it is also notable the Risk Committee, whose main purpose is to assess the structure of risk management of the Organization and occasionally propose improvements.

COGIRAC and the Risk Committee advise the Board of Directors in the performance of its assignments related to the management and control of risks, capital, internal controls and compliance.

The Integrated Risk Control Department (DCIR), whose mission is to promote and to implementing risk control and capital allocation through robust practices and certification of existence, execution and effectiveness of controls which assure acceptable risk levels in the Organization’s processes, independently, consistently, on a transparent and integrated manner. This Department is also responsible for complying with the Central Bank of Brazil rules for risk management activities.

Risk appetite

The risk appetite refers to the types and levels of risks that the Organization is willing to accept in the conduct of its business and purposes. The Risk Appetite Statement – RAS is an important instrument that summarizes the risk culture of the Organization.

At the same time, RAS emphasizes the existence of an efficient process of assignments in the operational risk management and in the performance of control functions, as well as for mitigation and disciplinary actions and processes of scheduling and reporting to Senior Management upon breach of the risk limits or control processes established.

The Risk Appetite Statement is reviewed on annual basis, or whenever necessary, by the Board of Directors and permanently monitored by forums of the Senior Management and business and control areas.

RAS reinforces the dissemination of the risk culture by disclosing the main aspects of risk appetite of the Organization to all its members.

For the many types of risks, whether measurable or not, the Organization established control approaches, observing the main global dimensions:

Capital: the Organization seeks to maintain, permanently, a solid capital base to support the development of activities and cope with the risks incurred (in normal situations or of stress), as well as to support any losses arising from non-measurable risks and make possible strategic acquisitions. To meet this goal, capital buffers were established, which are part of the framework of risk appetite, which are defined and approved by the Board of Directors.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Organization has established that the Indexes of Basel, Level I, of Common Equity and Leverage Ratio should correspond at least to the regulatory cap, plus the current Equity buffer. In the same sense, Grupo Bradesco Seguros (GBS) must maintain the minimum Solvency Index above the regulatory framework, in the consolidated view, according to the buffers defined.

Liquidity: the Organization aims to effectively comply with its obligations through diversified and low cost sources of funding to provide a cash structure compatible with the size of its obligations; thus, ensuring survival even in adverse scenarios without affecting its daily operations and incurring significant losses.

For this dimension, indicators were established for short- and long-term monitoring. The Short-Term Liquidity Coverage Ratio (LCR) corresponds to the ratio between the stock of High-Quality Liquidity Assets (HQLA) and the total number of outflows of cash, calculated according to the standardized stress by the Central Bank of Brazil. Now the Indicator of Long-Term Liquidity – NSFR (Net Stable Funding Ratio) corresponds to the ratio between the stable funding available and the stable funding necessary. For Grupo Bradesco Seguros, the control of liquidity risk consists in the sizing of the Minimum Reserve of Liquidity (RML), represented by the amount of resources needed to settle the obligations in situations of stress during the period of turbulence (30 days) and their relation with the Cash Available, which is composed predominantly by high-quality net assets.

Profitability: the Organization prioritizes diligence for the sustainable growth of its business and results and for the adequate remuneration of its equity, seeking to cover the remuneration expectation of its shareholders in relation to the risks assumed in their business.

The Organization periodically monitors key performance indicators of the results by line of business, segments and products. On the basis of these monitoring, analyses, projections and studies are made in order to inform the business areas and Senior Management about the individual and consolidated results, thus allowing conscious decision making and strategic reviews.

Loan: the Organization focus on domestic clients, on diversified and dispersed manner, in terms of products and segments, aiming at the security and quality of the portfolio, with guarantees consistent with the risks assumed, considering the amounts, purposes and terms of loans granted, maintaining proper levels of provisions and concentrations.

The monitoring of credit risk is accomplished through continuous monitoring of portfolios and exhibitions, with assessment of the evolution of their volumes, delinquency, provisioning, studies of harvests, and equity, among others. Additionally, the Organization has a structured process of governance of limits of liability for approval of credit operations and recovery.

In relation to the risk appetite, metrics were defined to monitor the concentration limits of operations for the Economic Group, Sector and Transfer (concentration per country). In addition to the indicators of concentration, a specific indicator was established for the level of delinquencies above 90 days for Individuals (PF) and an indicator of Margin of Economic Capital of Credit Risk, in order to monitor and track the capital in the economic and regulatory visions.

Market: the Organization aims to align the exposures to the strategic guidelines, with specific limits established on independent basis and with risks mapped, measured and classified as to the probability and magnitude.

The Organization monitors and controls the possibility of financial losses due to fluctuating prices and interest rates of the financial instruments, as its asset and liability portfolios may have mismatched maturities, currencies and indexes. Considering the dynamics of this type of risk and the characteristics of each investment portfolio, various limits of risks and results were established.

For the Trading portfolio the indicators of Value at Risk (VaR), Stress Scenarios for a month, of Monthly and Quarterly Result and Financial Exposure / Concentration are part of the risk appetite. For the Banking portfolio, the ΔEVE Internal Model, ΔEVE Outlier Test, ΔNII Internal Model and the Evolution of the Positions Evaluated at Market Value are monitored. Now for Grupo Bradesco Seguros, the indicators are the VaR for variable income and the interest rate risk (EVE).

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Operational: the Organization aims to provide assurance with regard to appropriately carrying out its business in accordance with laws regulations and policies, ensuring that processes are covered by efficient controls.

In view of the wide range of products and services offered, as well as the significant volume of activities and operations made, the Organization can incur operating losses resulting from flaws, deficiency or inadequacy of internal processes, people and systems, or from external events.

In this sense, in the context of the Prudential Conglomerate (according to the Central Bank of Brazil, as of January 2015, the calculation of the Reference Equity and the amount of RWA must be prepared in accordance with the financial statements of the Prudential Conglomerate, which are different to IFRS, including in relation to the requirements for and methods of consolidation), the Organization established limits of appetite and tolerance for operating losses, which are monitored on a monthly basis. Additionally, an indicator for monitoring the availability of the main channels of customer service and systems has been defined, aiming to provide continuous readiness in the service to customers.

Reputation: the Organization monitors its reputation as perceived by clients, employees, regulatory authority, investors and the market in general, aiming to ensure the timely identification and assessment of potential sources of this risk and act preventively to mitigate them.

The control of reputation risk aims to ensure that the Organization evaluates and monitors the perception of various stakeholders in order to identify potential sources of risk in reputation and act in a timely manner to mitigate it.

The control of this risk is performed by means of a Consolidated Index of Reputation, which is subdivided into dimensions under which it is possible to determine the reputation of the Organization as perceived by clients, employees, regulatory authority, investors and the market in general.

Model: the Organization uses models to support the decision-making, preparation of financial reports and regulations, and to provide predictive information in several areas of the business. In this context, the Organization recognizes the existence of the risk associated with the use of the models and importance of its management process.

The Organization carries out the management and control of the model risk by means of assessment, inventory and classification of relevance and model risk, backed by processes of governance.

Stress Test Program

The risk management structure has a stress test program defined as a coordinated set of processes and routines, containing own methodologies, documentation and governance, whose principal purpose is to identify potential vulnerabilities of the institution. Stress tests are exercises of prospective evaluation of the potential impacts of adverse events and circumstances on capital, on liquidity or on the value of a portfolio of the Organization.

In the Program of Stress Tests, the scenarios are designed by the Department of Research and Economic Studies – DEPEC and discussed with the Business areas, Integrated Risk Control Department – DCIR, Department of Controllership, among other areas. Both scenarios and results are discussed and approved by a specific Collegiate Body. Subsequently, they are submitted to the COGIRAC and Board of Directors, that, in addition to the scenarios and results of stress tests are also responsible for the approval of the program and guidelines to be followed.

Stress tests are used as a tool for managing risks: in its identification, measurement, evaluation, monitoring, control and mitigation of risks of the institution. The results of stress tests are used for evaluation of capital and liquidity levels of the institution, for preparation of the respective contingency plans, for evaluation of the capital adequacy and for the recovery plan. Similarly, the results are considered in the decisions related to strategic guidelines, definition of the levels and limits of risk appetite applied to the management of risks and capital, as well as in the definition of governance actions aimed at mitigation of risks identified by aligning them to the risk appetite of the Organization.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.1.     Credit risk

Credit risk refers to the possibility of losses associated with the borrower’s or counterparty’s failure to comply with their financial obligations under the terms agreed, as well as the fall in value of loan agreements resulting from deterioration in the borrower’s risk rating, the reduction in gains or remunerations, benefits granted to borrowers in renegotiations, recovery costs and other costs related to the counterparty’s noncompliance with the financial obligations. Additionally, it includes the concentration risk and the country/transfer risk.

Credit risk management in the Organization is a continuous and evolving process of mapping, development, assessment and diagnosis through the use of models, instruments and procedures that require a high degree of discipline and control during the analysis of transactions in order to preserve the integrity and autonomy of the processes.

The Organization controls the exposure to credit risk which comprises mainly loans and advances, loan commitments, financial guarantees provided, securities and derivatives.

With the objective of not compromising the quality of the portfolio, all aspects inherent to credit concession, concentration, guarantee requirements and terms, among others, are observed.

The Organization continuously maps all the activities that could possibly generate exposure to credit risk, classifying them by their probability and magnitude, identifying their managers and mitigation plans.

Counterparty Credit Risk

The counterparty credit risk to which the Organization is exposed includes the possibility of losses due to the non-compliance by counterparties with their obligations relating to the settlement of financial asset trades, including the settlement of derivative financial instruments. Counterparty credit risk also includes the risk related to a downgrade in the counterparty’s credit standing.

The Organization exercises complete control over its net position (the difference between purchase and sale agreements) and potential future exposures from operations where there is counterparty risk. Each counterparty’s exposure to risk is treated in the same way and is part of general credit limits granted by the Organization’s to its customers.

In short, the Counterparty Credit Risk management covers the modeling and monitoring (i) of the consumption of the credit limit of the counterparties, (ii) of the portion of the adjustment at fair value of the portfolio of credit derivatives (CTF – Credit Value Adjustment) and (iii) of the respective regulatory and economic capital. The methodology adopted by the Organization establishes that the credit exposure of the portfolio to certain counterparty can be calculated based on the Replacement Cost (RC) of its operations in different scenarios of the financial market, which is possible through the Monte Carlo simulation process.

Regarding the forms of mitigating the counterparty credit risk that the Organization is exposed to, the most usual is the composition of guarantees as margin deposits and disposal of public securities, which are made by the counterparty with the Organization or with other trustees, whose counterparty’s risks are also appropriately evaluated.

Credit-Risk Management Process

The credit risk management process is conducted in a corporation-wide manner. This process involves several areas with specific duties, ensuring an efficient structure. Credit risk measurement and control are conducted in a centralized and independent manner.

The credit risk monitoring area actively participates in improving the customer risk rating models, following up large risks by periodically monitoring major delinquencies and the provisioning levels for expected and unexpected losses.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

This area continuously reviews the internal processes, including the roles and responsibilities and it training and requirements, as well as conducts periodical reviews of risk evaluation processes to incorporate new practices and methodologies.

Credit Concession

Under the responsibility of the Credit Department, lending procedures are based on the Organization's credit policy emphasizing the security, quality and liquidity of the lending. The process is guided by the risk management governance and complies with the rules of the Central Bank of Brazil.

The methodologies adopted value business agility and profitability, with targeted and appropriate procedures oriented to the granting of credit transactions and establishment of operating limits.

In the evaluation and classification of customers or economic groups, the quantitative (economic and financial indicators) and qualitative (personal data and behaviors) aspects associated with the customers capacity to honor their obligations are considered.

All business proposals are subject to operational limits, which are included in the Loan Guidelines and Procedures. At branches, the delegation of power to grant a loan depends on its size, the total exposure to the Organization, the guarantees offered, the level of restriction and their credit risk score/rating. Business proposals with risks beyond these limits are subject to technical analysis and approval of by the Credit Department.

In its turn, the Executive Credit Committee was created to decide, within its authority, on queries about the granting of limits or loans proposed by business areas, previously analyzed and with opinion from the Credit Department. According to the size of the operations/limits proposed, this Committee, may then submit the proposal for approval by the Board of Directors, depending on the values involved.

Loan proposals pass through an automated system with parameters set to provide important information for the analysis, granting and subsequent monitoring of loans, minimizing the risks inherent in the operations.

There are exclusive Credit and Behavior Scoring systems for the assignment of high volume, low principal loans in the Retail segment, meant to provide speed and reliability, while standardizing the procedures for loan analysis and approval.

Business is diversified wide-spread and aimed at individuals and companies with a proven payment capacity and solvency, seeking to support them with guarantees that are adequate to the risk assumed, considering the amounts, objectives and the maturities of loan granted.

Credit Risk Rating

The credit risk assessment methodology, in addition to providing data to establish the minimum parameters for lending and risk management, also enables the definition of Special Credit Rules and Procedures according to customer characteristics and size. Thus, the methodology provides the basis not only for the correct pricing of operations, but also for defining the appropriate guarantees.

The methodology used also follows the requirements established by the Resolution No. 4,327 of the National Monetary Council and includes analysis of social and environmental risk in projects, aimed at evaluating customers’ compliance with related laws and the Equator Principles, a set of rules that establish the minimum social and environmental criteria which must be met for lending.

In accordance with its commitment to the continuous improvement of methodologies, the credit risk rating of operations contracted by the Organization’s economic groups/customers (Rating Operacional Final – ROF) is distributed on a graduation scale in levels. This ensures greater adherence to the requirements set forth in the Basel Capital Accord and preserves the criteria established by Resolution No. 2,682 of the National Monetary Council for the constitution of the applicable provisions.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In a simplified manner, the risk classifications of the operations are determined on the basis of the credit quality of economic groups/clients defined by the Customer Rating, warranties relating to the contract, modality of the credit product, behavior of delinquencies in the payment and value of credit contracted.

Client Rating for economic groups (legal entities) are based on standardized statistical and judgmental procedures, and on quantitative and qualitative information. Classifications are carried out by economic group and periodically monitored in order to preserve the quality of the loan portfolio.

For individuals, in general, Client Rating are based on personal data variables, such as income, assets, restrictions and indebtedness, in addition to the history of their relationship with the Organization, and statistical credit evaluation models.

Client rating is used in the analysis for granting and/or renewing operations and credit limits, as well as for the monitoring of the economic-financial situation of a company and its capacity to repay the loans contracted.

Control and Monitoring

The credit risk of the Organization has its control and corporate follow-up performed in the Credit Risk area of the Integrated Risk Control Department – DCIR. The Department advises the Executive Committee on Risk Management, where methodologies for measuring credit risk are discussed and formalized. Significant issues discussed in this Committee are reported to the Integrated Risk Management and Capital Allocation Committee, which is subordinate to the Board of Directors.

In addition to committee meetings, the area holds monthly meetings with all product and segment executives and officers, with a view to inform them about the evolution of the loan portfolio, delinquency, credit recoveries, gross and net losses, limits and concentrations of portfolios, allocation of economic and regulatory capital, among others. This information is also reported to the Audit Committee on a monthly basis.

The area also monitors any internal or external event that may cause a significant impact on the Organization’s credit risk, such as spin-offs, bankruptcies and crop failures, in addition to monitoring economic activity in the sectors to which the company has significant risk exposures.

Both the governance process and existing limits are sanctioned by the Integrated Risk Management and Capital Allocation Committee, which are submitted for the approval of the Board of Directors, being reviewed at least once a year.

Internal Report

Credit risk is monitored on a daily basis in order to maintain the risk levels within the limits established by the Organization. Managerial reports on risk control are provided to all levels of business, from branches to Senior Management.

With the objective of highlighting the risk situations that could result in the customers' inability to honor its obligations as contracted, the credit risk monitoring area provides daily reports, to the branches, business segments, as well as the lending and loan recovery areas. This system provides timely information about the loan portfolios and credit bureau information of customers, in addition to enabling comparison of past and current information, highlighting points requiring a more in-depth analysis by managers.

The Organization also has an electronic corporate system of credit risk indicators to provide the lending and loan recovery areas, business areas, regional managers and branches with information on assets by segment, product, region, risk classification, delinquency and expected and unexpected losses, among others. This electronic system provides both a macro-level and detailed view of the information, and also enables a specific loan operation to be viewed.

The information is viewed and delivered via dashboards, allowing queries at several levels such as business segment, divisions, managers, regions, products, employees and customers, and under several aspects (asset, delinquency, provision, write-off, restriction levels, guarantees, portfolio quality by rating, among others).

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Measurement of credit risk

Periodically, the Organization evaluates the expected credit losses from financial assets by means of quantitative models, considering the historical experience of credit losses of the different types of portfolio (which can vary from 3 to 8 years), the current quality and characteristics of clients, operations, and  mitigating factors, according to processes and internal governance.

The actual loss experience has been adjusted to reflect the differences between the economic conditions during the period in which the historical data was collected, current conditions and the vision of the Organization about future economic conditions, which are incorporated into the measurement by means of econometric models that capture the current and future effects of estimates of expected losses. The main macroeconomic variables used in this process are the Brazilian interest rates, unemployment rates, inflation rates and economic activity indexes.

The estimate of expected loss of financial assets is divided into three categories (stages):

•        Stage 1: Financial assets with no significant increase in credit risks;

•        Stage 2: Financial assets with significant increase in credit risks; and

•        Stage 3: Financial assets that are credit impaired.

The Organization uses different indicators for categorization in stages, according to the profile of the client and the operation, as described below:

Retail Portfolio:

•      Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;

•      Stage 2 (Significant increase in credit risk): Financial assets that are overdue obligations between 31 and 90 days, except for residential real estate financing that is between 31 and 180 days or whose internal credit risk rating migrated from low risk to medium or high risk;

•      Stage 3 (Non-compliant or "impaired"): Financial assets whose obligations are overdue for more than 90 days, except for residential real estate financing that is above 180 days;

•      Re-categorization from stage 3 to stage 2: Financial assets that regularize the values overdue and whose internal ratings migrated to medium risk; and

•      Re-categorization from stage 2 to stage 1: Financial assets that regularize the values overdue and whose internal ratings migrated to low risk.

Wholesale Portfolio:

•      Stage 1: Financial assets whose obligations are current or less than 30 days past due and which have a low internal credit risk rating;

•      Stage 2 (Significant increase in credit risk): Financial assets whose obligations are overdue between 31 and 90 days, except for residential real estate financing that is between 31 and 180 days or whose internal rating of clients migrated from low risk to medium or high risk;

•      Stage 3 (Non-compliant or "impaired"): Financial assets whose relevant obligations are overdue by up to 90 days, except for residential real estate financing that is above 180 days or that present bankruptcy events, judicial recovery, restructuring of debt or need for execution of guarantees;

•      Re-categorization from stage 3 to stage 2: Financial assets that no longer have any of the stage 3 criteria and whose internal ratings migrated to medium risk; and

•      Re-categorization from stage 2 to stage 1: Financial assets that regularize the values overdue and whose internal ratings migrated to low risk.

The expected losses are based on the multiplication of credit risk parameters: Probability of default (PD), Loss due to default (LGD) and Exposure at default (EAD).

       52    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The PD parameter refers to the probability of default perceived by the Organization regarding the client, according to the internal models of evaluation, which, in retail, use statistical methodologies based on the characteristics of the client, such as the internal rating and business segment, and the operation, such as product and guarantee and, in the case of wholesale, they use specialist models based on financial information and qualitative analyses.

The LGD refers to the percentage of loss in relation to exposure in case of default, considering all the efforts of recovery, according to the internal model of evaluation that uses statistical methodologies based on the characteristics of the operation, such as product and guarantee. Clients with significant exposure have estimates based on individual analyses, which are based on the structure of the operation and expert knowledge, aiming to capture the complexity and the specifics of each operation.

EAD is the exposure (gross book value) of the client in relation to the Organization at the time of estimation of the expected loss. In the case of commitments or financial guarantees provided, the EAD will have the addition of the expected value of the commitments or financial guarantees provided that they will be converted into credit in case of default of the loan or credit rather than the client.

Credit Risk Exposure

We present below the credit risk exposure of the financial instruments:

	R$ thousand
	On December 31, 2019		On December 31, 2018
	Gross value	Expected credit loss	Gross value	Expected credit loss
Financial assets
Cash and balances with banks (Note 18)	109,610,999	-	107,209,743	-
Financial assets at fair value through profit or loss (Note 19)	249,759,777	-	246,161,150	-
Financial assets at fair value through other comprehensive income (Note 21) (1)	192,450,010	-	178,050,536	-
Loans and advances to banks (Note 22)	59,083,791	(44,465)	105,250,928	(1,978)
Loans and advances to customers (Note 23)	457,392,375	(33,863,659)	411,492,655	(31,105,579)
Securities at amortized cost (Note 24)	171,551,837	(4,633,477)	143,626,776	(3,022,038)
Other financial assets (Note 29)	56,101,781	-	43,893,309	-
Provision for Expected Credit Loss
Loan Commitments (Note 23 and 40)	249,866,767	(2,318,404)	228,474,660	(2,551,676)
Financial guarantees (Note 23 and 40)	78,231,145	(1,970,321)	72,870,964	(719,216)
Total risk exposure	1,624,048,482	(42,830,326)	1,537,030,721	(37,400,487)

(1) Financial assets measured at fair value through other comprehensive income are not reduced by the allowance for losses.

The Organization's maximum credit risk exposure was R$1,624,048,482 thousand in 2019, which was an increase of 8.3% compared to 2018.

Of this exposure, R$109,610,999 thousand, or 6.7% is related to cash and bank deposits composed mainly of funds deposited with the Central Bank of Brazil that are assessed to have low credit risk.

Financial assets at fair value through profit or loss (15.4% of total exposure) are mostly low credit risk, composed mainly of Brazilian government securities at fair value and also include derivative financial instruments.

Financial assets at fair value through other comprehensive income amounted to R$192,450,010 thousand (11.9% of total exposure), are recorded at market value with changes in ECL recognized in profit or loss and are represented mostly by Brazilian government securities, for details of these assets, see note 21.

Loans and advances to financial institutions, which are 3.6% of the total, consist basically of reverse repurchase agreements which have a low credit risk.

Loans and advances to customers represent 28.2% of the total exposure, for details of these assets and the expected loss, see note 23 for details.

Financial assets at amortized cost represent 10.6% of the total, for details of these assets, see note 24.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Operations classified as "Other financial assets" represent 3.5% of the total and are basically comprised of foreign exchange operations and escrow deposits.

In 2019, items not recorded in the consolidated balance sheet regarding loan commitments and financial guarantees (recorded in memorandum accounts) totaled R$328,097,912 thousand, representing 20.2% of total exposure.

Loans and advances to customers

Concentration of credit risk

	On December 31
	2019	2018
Largest borrower	1.9%	2.2%
10 largest borrowers	7.7%	9.1%
20 largest borrowers	11.3%	12.9%
50 largest borrowers	16.7%	18.6%
100 largest borrowers	20.1%	22.9%

By Economic Activity Sector

The credit-risk concentration analysis presented below is based on the economic activity sector in which the counterparty operates.

	On December 31 - R$ thousand
	2019	%	2018	%
Public sector	8,899,863	1.9	9,259,368	2.3
Oil, derivatives and aggregate activities	8,870,762	1.9	9,092,151	2.2
Production and distribution of electricity	3,032	-	1,829	-
Other industries	26,069	-	165,388	-
Private sector	448,492,512	98.1	402,233,287	97.7
Companies	218,076,522	47.7	209,365,567	50.9
Real estate and construction activities	21,695,592	4.7	25,267,761	6.1
Retail	35,521,621	7.8	32,472,286	7.9
Services	20,136,089	4.4	19,086,508	4.6
Transportation and concession	20,807,687	4.5	17,261,369	4.2
Automotive	12,723,830	2.8	11,284,972	2.7
Food products	11,067,069	2.4	12,040,631	2.9
Wholesale	14,327,816	3.1	11,467,168	2.8
Production and distribution of electricity	2,868,563	0.6	4,784,015	1.2
Siderurgy and metallurgy	9,022,956	2.0	7,698,444	1.9
Sugar and alcohol	6,191,961	1.4	6,907,858	1.7
Other industries	63,713,338	13.9	61,094,555	14.8
Individuals	230,415,990	50.4	192,867,720	46.9
Total portfolio	457,392,375	100.0	411,492,655	100.0
Impairment of loans and advances	(33,863,659)		(31,105,579)
Total of net loans and advances to customers	423,528,716		380,387,076

Credit Risk Mitigation

Potential credit losses are mitigated by the use of a variety of types of collateral formally stipulated through legal instruments, such as conditional sales, liens and mortgages, by guarantees such as third-party sureties or guarantees, and also by financial instruments such as credit derivatives. The efficiency of these instruments is evaluated considering the time to recover and realize an asset given as collateral, its market value, the guarantors’ counterparty risk and the legal safety of the agreements. The main types of collateral include: term deposits; financial investments and securities; residential and commercial properties; movable properties such as vehicles, aircraft. Additionally, collateral may include commercial bonds such as invoices, checks and credit card bills. Sureties and guarantees may also include bank guarantees.

       54    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit derivatives are bilateral contracts in which one counterparty hedges credit risk on a financial instrument – its risk is transferred to the counterparty selling the hedge. In the case default by the borrower, the buying party will receive a payment intended to compensate for the loss in the financial instrument. In this case, the seller receives the underlying asset in exchange for said payment.

The table below shows the fair value of guarantees of loans and advances to customers.

	R$ thousand
	2019		2018
	Book value (1)	Fair Value Guarantees	Book value (1)	Fair Value Guarantees
Individuals	230,415,990	139,878,361	192,867,720	121,318,093
Stage 1	199,384,194	127,231,341	165,031,788	109,456,403
Stage 2	19,594,716	10,277,550	15,354,577	8,925,277
Stage 3	11,437,080	2,369,470	12,481,355	2,936,413

Companies	226,976,385	90,693,689	218,624,935	77,161,470
Stage 1	195,924,808	77,930,093	177,191,748	61,244,814
Stage 2	13,106,024	6,546,880	21,750,673	7,374,186
Stage 3	17,945,553	6,216,716	19,682,514	8,542,470
Total	457,392,375	230,572,050	411,492,655	198,479,563

 (1) Of the total balance of loan operations, R$311,522,000 (2018 – R$284,373,526 thousand) refers to operations without guarantees.

3.2.     Market risk

Market risk is represented by the possibility of financial loss due to fluctuating prices and interest rates of the Organization’s financial instruments, such as its asset and liability transactions that may have mismatched maturities, currencies and indexes.

Market risk is identified, measured, mitigated, controlled and reported. The Organization’s exposure to market risk profile is in line with the guidelines established by the governance process, with limits monitored on a timely basis independently of the business areas.

All transactions that expose the Organization to market risk are mapped, measured and classified according to probability and magnitude, and the whole process is approved by the governance structure.

In compliance with the best Corporate Governance practices, to preserve and strengthen the management of market risk in the Organization, as well as to meet the requirements of Resolution No. 4,557/17, of the National Monetary Council, the Board of Directors approved the Market and Liquidity Risk Management Policy, which is reviewed at least annually by the relevant Committees and by the Board of Directors itself, and provides the main guidelines for acceptance, control and management of market risk.

In addition to the policy, the Organization has specific rules to regulate the market risk management process, as follows:

•      Classification of Operations;

•      Reclassification of Operations;

•      Trading of Public or Private Securities;

•      Use of Derivatives; and

•      Hedging.

Market Risk Management Process

The market risk management process is a corporation wide process, comprising from business areas to the Board of Directors; it involves various areas, each with specific duties in the process, thereby ensuring an efficient structure. The measurement and control of market risk is conducted in a centralized and independent manner. This process permits that the Organization be the first financial institution in the country authorized by the Central Bank of Brazil to use its internal market risk models to calculate regulatory capital requirements since January 2013. This process, is also revised at least once a year by the Committees and approved the Board of Directors itself.

Bradesco     55

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Determination of Limits

Proposed market-risk limits are validated by specific Committees and submitted for approval by the Integrated Risk Management and Capital Allocation Committee, and then for approval by the Board of Directors. Based on the business’ characteristics, they are segregated into the following Portfolios:

Trading Portfolio: it comprises all operations involving financial instruments, held-for-trading, including derivatives, or used to hedge other instruments in the Trading Portfolio, which have no trading restrictions. Held-for-trading operations are those intended for resale, to obtain benefits from actual or expected price variations, or for arbitrage.

The Trading Portfolio is monitored with the following limits:

•      Value at Risk (VaR);

•      Stress Analysis (measurement of negative impact of extreme events, based on historical and prospective scenarios);

•      Income; and

•      Financial Exposure / Concentration.

Banking Portfolio: it comprises operations not classified in the Trading Portfolio, arising from Organization’s other businesses and their respective hedges. The Banking Portfolio is monitored with the following limits:

•       Variation of economic value due to the variation in the interest rate – ∆EVE (Economic Value of Equity) - calculated by Internal Model, Disclosure Model (Outlier Test) and for Market Valued Positions; and

•        Variation of the net revenue of interest due to the variation in the rate of interest – ∆NII (Net Interest Income).

Market-Risk Measurement Models

Market risk is measured and controlled using Stress, Value at Risk (VaR), Economic Value Equity (EVE), Net Interest Income (NII) and Sensitivity Analysis methodologies, as well as limits for the Management of Results and Financial Exposure. Using several methodologies to measure and evaluate risks is of great importance, because they can complement each other and their combination allows for analysis of different scenarios and situations.

Trading and Regulatory Portfolio

Trading Portfolio risks are controlled by the Stress and VaR methodologies. The Stress methodology quantifies the negative impact of extreme economic shocks and events that are financially unfavorable to the Organization’s positions. The analysis uses stress scenarios prepared by the Market Risk area and the Organization’s economists based on historical and prospective data for the risk factors in which the Organization portfolio.

The methodology adopted to calculate VaR is the Delta-Normal, with a confidence level of 99% and considering the number of days necessary to unwind the existing exposures. The methodology is applied to the Trading and Regulatory Portfolio (Trading Portfolio positions plus Banking Portfolio foreign currency and commodities exposures). It should be noted that for the measurement of all the risk factors of the portfolio of options are applied the historical simulation models and Delta-Gamma-Vega, prevailing the most conservative between the two. A minimum 252-business-day period is adopted to calculate volatilities, correlations and historical returns.

For regulatory purposes, the capital requirements relating to shares held in the Banking Portfolio of Prudential Conglomerate are determined on a credit risk basis, as per Central Bank of Brazil resolution, i.e., are not included in the market risk calculation.

       56    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Risk of Interest Rate in the Banking Portfolio

The measurement and control of the interest-rate risk in the Banking Portfolio area is mainly based on the Economic Value of Equity (EVE) and Net Interest Income (NII) methodologies, which measure the economic impact on the positions and the impact in the Organization's income, respectively, according to scenarios prepared by the Organization’s economists. These scenarios determine the positive and negative movements of interest rate curves that may affect Organization’s investments and capital-raising.

The EVE methodology consists of repricing the portfolio exposed to interest rate risk, taking into account the scenarios of increases or decreases of rates, by calculating the impact on present value and total term of assets and liabilities. The economic value of the portfolio is estimated on the basis of market interest rates on the analysis date and of scenarios projected. Therefore, the difference between the values obtained for the portfolio will be the Delta EVE.

In the case of the NII – Interest Earning Portion, the methodology intends to calculate the Organization's variation in the net revenue interest (gross margin) due to eventual variations in the interest rate level through the same scenarios mentioned above, that is, the difference between the calculated NII in the base scenario and the calculated NII in the scenarios of increase or decrease of the interest rate will be Delta NII.

For the measurement of interest rate risk in the Banking Portfolio, behavioral premises of the clients are used whenever necessary. As a reference, in the case of deposits and savings, which have no maturity defined, studies for the verification of historical behaviors are carried out as well as the possibility of their maintenance. Through these studies, the stable amount (core portion) as well as the criterion of allocation over the years are calculated.

Financial Instrument Pricing

To adopt the best market prices related to the assessment of financial instruments’ market value, the Mark-to-Market Commission (CMM), which is responsible for approving or submitting mark-to-market models to the Market and Liquidity Risk Commission was established. CMM is composed of business, back-office and risk representatives. The risk area is responsible for the coordination of the Commission and for the submission the matters to the Executive Committee for Risk Management for reporting or approval, whichever is the case.

Whenever possible, the Bank uses prices and quotes from by the securities, commodities and futures exchange and the secondary markets. Failing to find such market references, prices made available by other sources (such as Bloomberg, Reuters and Brokerage Firms) are used. As a last resort, proprietary models are used to price the instruments, which also follow the same CMM approval procedure and are submitted to the Organization’s validation and assessment processes.

Mark-to-market criteria are periodically reviewed, according to the governance process, and may vary due to changes in market conditions, creation of new classes of instruments, establishment of new sources of data or development of models considered more appropriate.

The financial instruments to be included in the Trading Portfolio must be approved by the Treasury Executive Committee or the Product and Service Executive Committee and their pricing criteria must be defined by the CMM.

The following principles for the fair value process are adopted by the Organization:

•        Commitment: the Organization is committed to ensuring that the prices used reflect the market value of the operations. Should information not be found, the Organization uses its best efforts to estimate the market value of the financial instruments;

•        Frequency: the formalized mark-to-market criteria are applied on a daily basis;

•        Formality: the CMM is responsible for ensuring the methodological quality and the formalization of the mark-to-market criteria;

•        Consistency: the process to gather and apply prices should be carried out consistently, to guarantee equal prices for the same instrument within the Organization; and

•        Transparency: the methodology must be accessible by the Internal and External Audit, Independent Model Validation Areas – AVIM and by Regulatory Agencies.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In December 2014, the National Monetary Council published Resolution No. 4,389/14, which amended Resolution No. 4,277. These resolutions set forth the basic procedures that entities must follow in pricing financial instruments valued at market value and guidelines for the application of prudential adjustments for such instruments. The Organization aligned with these resolutions’ guidelines, including applying due prudential adjustments required by the regulation.

Control and Follow-Up

Market risk is controlled and monitored by an independent area, the DCIR, which, on a daily basis, measures the risk of outstanding positions, consolidates results and prepares reports required by the existing governance process.

In addition to daily reports, Trading Portfolio positions are discussed once every fifteen days by the Treasury Executive Committee, while Banking Portfolio positions and liquidity reports are examined by the Asset and Liability Management Treasury Executive Committee.

At both meetings, results and risks are assessed and strategies are discussed. Both the governance process and the existing thresholds are ratified by the Integrated Risk Management and Capital Allocation Committee and submitted to approval of the Board of Directors, and they are revised at least once a year.

Should any threshold controlled by the Integrated Risk Control Department – DCIR be exceeded, the head of the business area responsible for the position is informed that threshold was reached, and the Integrated Risk Management and Capital Allocation Committee is called in timely fashion to make a decision. If the Committee decides to raise the threshold and/or maintain the positions, the Board of Directors is called to approve the new threshold or revise the position strategy.

Internal Communication

The market risk department provides daily managerial control reports on the positions to the business areas and Senior Management, in addition to weekly reports and periodic presentations to the Board of Directors.

Reporting is conducted through an alert system, which determines the addressees of risk reports as previously determined risk threshold percentage is reached; therefore, the higher the risk threshold consumption, more Senior Management members receive the reports.

Hedging and Use of Derivatives

In order to standardize the use of financial instruments as hedges of transactions and the use of derivatives by the Treasury Department, the Organization created specific procedures that were approved by the competent Committees.

The hedge transactions executed by Bradesco’s Treasury Department must necessarily cancel or mitigate risks related to unmatched quantities, terms, currencies or indexes of the positions in the Treasury books, and must use assets and derivatives authorized to be traded in each of their books to:

•    control and classify the transactions,  respecting the exposure and risk limits in effect;

•    alter, modify or revert positions due to changes in the market and to operational strategies; and

•    reduce or mitigate exposures to transactions in inactive markets, in conditions of stress or of low liquidity.

For derivatives classified in the "hedge accounting" category, there is a monitoring of their effectiveness, as well as their accounting implications.

       58    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Cash flow Hedge

On December 31, 2019, Bradesco maintained cash flow hedges. See more details in Note 20.

Standardized and “Continuous Use” Derivatives

Organization’s Treasury Department may use standardized (traded on an exchange) and “continuous use” (traded over-the-counter) derivatives for the purpose of obtaining income or as hedges. The derivatives classified as “continuous use” are those habitually traded over-the-counter, such as vanilla swaps (interest rates, currencies, CDS – Credit Default Swap, among others), forward operations (currencies, for example) and vanilla options (currency, Bovespa Index), among others. Non-standardized derivatives that are not classified as “continuous use” or structured operations cannot be traded without the authorization of the applicable Committee.

Evolution of Exposures

In this section are presented the evolution of financial exposure, the VaR calculated using the internal model and its backtesting and the Stress Analysis.

Financial Exposure – Trading Portfolio (Fair value)

Risk factors	R$ thousand
	On December 31
	2019		2018
	Assets	Liabilities	Assets	Liabilities
Fixed rates	15,619,889	12,954,739	8,131,939	6,081,794
IGP-M (General Index of market pricing) / IPCA (Consumer price index)	889,026	1,476,167	249,922	191,486
Exchange coupon	221,069	1,135,449	1,090,277	785,578
Foreign Currency	759,320	1,437,774	1,471,956	1,611,049
Equities	461,860	427,778	776,376	776,735
Sovereign/Eurobonds and Treasuries	3,783,134	5,007,199	3,805,259	1,099,612
Other	384,269	25,793	685,724	31,729
Total	22,118,567	22,464,899	16,211,453	10,577,983

VaR Internal Model – Trading Portfolio

The 1-day VaR of Trading Portfolio net of tax effects was R$9,973 thousand in the end of 2019, with the Foreign Currency as the largest risk factor participation of the portfolio.

Risk factors	R$ thousand
	On December 31
	2019	2018
Fixed rates	1,614	850
IGPM/IPCA	2,774	264
Exchange coupon	415	142
Foreign Currency	5,327	712
Sovereign/Eurobonds and Treasuries	3,834	3,770
Equities	707	655
Other	2,122	1,597
Correlation/diversification effect	(6,820)	(2,214)
VaR at the end of the year	9,973	5,776
		-
Average VaR in the year	10,263	21,624
Minimum VaR in the year	6,469	4,316
Maximum VaR in the year	15,309	76,935

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

VaR Internal Model – Regulatory Portfolio

The capital is calculated by the normal delta VaR model based in Regulatory Portfolio, composed by Trading Portfolio and the Foreign Exchange Exposures and the Commodities Exposure of the Banking Portfolio. In addition, the historical simulation and the Delta–Gamma–Vega models of risk are applied to measure all risk factors to an options portfolio, whichever is the most conservative, whereby this risk of options is added to the VaR of the portfolio. In this model, risk value is extrapolated to the regulatory horizon(1) (the highest between 10 days and the horizon of the portfolio)  by the ‘square root of time’ method. VaR and Stressed VaR shown below refer to a ten-day horizon and are net of tax effects.

Risk factors	R$ thousand
	On December 31
	2019		2018
	VaR	Stressed	VaR	Stressed
Interest rate	14,662	58,629	8,131	47,851
Exchange rate	34,638	104,429	5,666	20,959
Commodity price (Commodities)	465	1,637	8,194	14,704
Equities	2,766	3,772	3,355	4,844
Correlation/diversification effect	(9,959)	(29,875)	(7,569)	33,180
VaR at the end of the year	42,572	138,592	17,777	121,538

Average VaR in the year	43,294	106,636	69,852	117,946
Minimum VaR in the year	16,606	34,838	17,777	57,523
Maximum VaR in the year	122,507	298,703	252,797	231,080

Note: Ten-day horizon VaR net of tax effects.

To calculate regulatory capital requirement according to the internal model, it is necessary to take into consideration the rules described by Central Bank Circular Letters No. 3,646/13 and No. 3,674/13, such as the use of VaR and Stressed VaR net of tax effects, the average in the last 60 days and its multiplier.

VaR Internal Model – Backtesting

The risk methodology applied is continuously assessed using backtesting techniques, which compare the one-day period VaR with the hypothetical P&L, obtained from the same positions used in the VaR calculation, and with the effective P&L, also considering the intraday operations for which VaR was estimated.

The main purpose of backtesting is to monitor, validate and assess the adherence of the VaR model, and the number of exceptions that occurred must be compatible with the number of exception accepted by the statistical tests conducted and the confidence level established. Another objective is to improve the models used by the Organization, through analyses carried out with different observation periods and confidence levels, both for Total VaR and for each risk factor.

Daily hypothetical and effective P&L over the last 250 business days surpassed their respective VaR, with a confidence level of 99%.

According to the document published by the Basel Committee on Banking Supervision(2), exceptions are classified as being due to “either bad luck or the markets did not behave as expected by the model”, i.e. volatility was significantly higher than expected and, in certain situations, the correlations differed from those forecast by the model.

(1)  The maximum amount between the book’s holding period and ten days, which is the minimum regulatory horizon required by Central Bank of Brazil, is adopted.

(2) The Basel Committee on Banking Supervision is an organization that brings together banking supervisory authorities in order to strengthen the soundness of financial systems.

       60    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stress Analysis – Trading Portfolio

The Organization also assesses on a daily basis, the possible impacts on positions in stress scenarios for the next 20 business days, with limits established in the governance process. Thus, considering the effect of diversification between the risk factors and the tax effects, the average of the possible loss estimates in a stress situation would be R$160,661 thousand in 2019 (2018 – R$185,192 thousand), and the maximum estimated loss in the year of 2019 would be R$286,273 thousand (2018 – R$419,677 thousand).

	R$ thousand
	On December 31
	2019	2018
At the end of the year	103,444	59,489
Average in the year	160,661	185,192
Minimum in the year	67,675	52,716
Maximum in the year	286,273	419,677

Note: Values net of tax effects.

Sensitivity Analysis

The Trading Portfolio is also monitored daily by sensitivity analyses that measure the effect of movements of market and price curves on our positions. Furthermore, a sensitivity analysis of the Organization’s financial exposures (Trading and Banking Portfolios) is performed on a quarterly basis, in compliance with CVM Rule No. 475/08.

The sensitivity analyses were carried out based on the scenarios prepared for the respective dates, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 4.56%, a scenario of 4.57% was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$5.02 was used, while for a 1-year fixed interest rate of 4.56%, a 5.70% scenario was applied. The scenarios for other risk factors also accounted for 25% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.02 a scenario of R$6.03 was used, while for a 1-year fixed interest rate of 4.56%, a 6.84% scenario was applied. The scenarios for other risk factors also account for 50.0% stresses in the respective curves or prices.

The results show the impact for each scenario on a static portfolio position. The dynamism of the market and portfolios means that these positions change continuously and do not necessarily reflect the position demonstrated here. In addition, the Organization has a continuous market risk management process, which is always searching for ways to mitigate the associated risks, according to the strategy determined by Management. Therefore, in cases of deterioration indicators in a certain position, proactive measures are taken to minimize any potential negative impact, aimed at maximizing the risk/return ratio for the Organization.

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Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity Analysis – Trading Portfolio

		R$ thousand
		Trading Portfolio (1)
		On December 31
		2019			2018
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(97)	(14,128)	(27,256)	(67)	(11,474)	(22,374)
Price indexes	Exposure subject to variations in price index coupon rates	(904)	(29,440)	(56,245)	(22)	(2,462)	(4,706)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(10)	(689)	(1,373)	(3)	(236)	(460)
Foreign currency	Exposure subject to exchange rate variations	(2,772)	(74,695)	(149,390)	(331)	(8,265)	(16,529)
Equities	Exposure subject to variation in stock prices	(228)	(5,710)	(11,420)	(88)	(2,195)	(4,389)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(699)	(29,099)	(56,736)	(315)	(93,073)	(129,865)
Other	Exposure not classified in other definitions	-	(26)	(52)	-	(37)	(73)
Total excluding correlation of risk factors		(4,710)	(153,787)	(302,472)	(826)	(117,742)	(178,396)
Total including correlation of risk factors		(2,617)	(72,476)	(145,411)	(429)	(93,092)	(130,432)

 (1) Values net of taxes.

       62    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Presented below, the Sensitivity Analysis – Trading and Banking Portfolios.

Sensitivity Analysis – Trading and Banking Portfolios

		R$ thousand
		Trading and Banking Portfolios (1)
		On December 31
		2019			2018
		Scenarios			Scenarios
		1	2	3	1	2	3
Interest rate in Reais	Exposure subject to variations in fixed interest rates and interest rate coupons	(14,670)	(1,895,973)	(3,775,039)	(16,141)	(2,973,012)	(5,760,223)
Price indexes	Exposure subject to variations in price index coupon rates	(16,840)	(1,312,832)	(2,397,962)	(8,410)	(913,671)	(1,630,441)
Exchange coupon	Exposure subject to variations in foreign currency coupon rates	(1,035)	(71,631)	(139,560)	(1,368)	(119,441)	(229,387)
Foreign currency	Exposure subject to exchange rate variations	(3,136)	(71,103)	(142,206)	(407)	(10,119)	(20,238)
Equities	Exposure subject to variation in stock prices	(28,808)	(720,192)	(1,440,384)	(21,229)	(530,729)	(1,061,459)
Sovereign/Eurobonds and Treasuries	Exposure subject to variations in the interest rate of securities traded on the international market	(1,399)	(52,962)	(104,190)	(1,762)	(92,193)	(184,758)
Other	Exposure not classified in other definitions	(66)	(1,660)	(3,320)	(412)	(10,298)	(20,596)
Total excluding correlation of risk factors		(65,954)	(4,126,353)	(8,002,661)	(49,729)	(4,649,463)	(8,907,102)
Total including correlation of risk factors		(42,209)	(3,038,149)	(5,919,579)	(37,535)	(3,905,602)	(7,499,908)

 (1) Values net of taxes.

Bradesco     63

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.3.     Liquidity risk

The Liquidity Risk is represented by the possibility of the institution not being able to efficiently meet its obligations, without affecting its daily operations and incurring significant losses, as well as the possibility of the institution to fail to trade a position at market price, due to its larger size as compared to the volume usually traded or in view of any market interruption.

The understanding and monitoring of this risk are crucial to enable the Organization to settle operations in a timely manner.

Management Process for Liquidity Risk

The management of liquidity risk is a group-wide process. This process involves several areas with specific responsibilities. The measurement and control of liquidity risk are conducted in a centralized and independent manner, including the daily monitoring of available funds, the compliance with the liquidity level according to the risk appetite defined by the Board of Directors, as well as the contingency plan and recovery for possible stress situations.

The Organization has a Liquidity Risk Management Policy approved by the Board of Directors, which has as one of its objectives to ensure the existence of norms, criteria and procedures for the correct monitoring of this type of risk, as well as the existence of a strategy and of action plans for liquidity crisis situations.

Control and Monitoring

Liquidity risk management is carried out by the Treasury Department, based on the positions available, by independent area. The DCIR is responsible for the measurement methodology, control of the limits established by type of currency and company (including non-financial), review of policies, standards, criteria and procedures and studies for new recommendations.

Liquidity risk is monitored daily by the business and control areas and at the meetings of the Asset and Liability Management Treasury Executive Committee, which manages liquidity reserves, with term and currency mismatches. Monitoring is also handled by the Risk Committee and the Integrated Risk Management and Capital Allocation Committee and the Board of Directors.

Since October 2017, the Organization adopted as metric also for internal management, Short-Term Liquidity indicator LCR (liquidity coverage ratio), as provided by CMN Resolution No. 4,401/15 of Central Bank Circular Letter No. 3,749/15.

In the third quarter of 2018, the Organization started using, in its internal management, the Long-Term Net Stable Funding Ratio (NSFR), in compliance with CMN Resolution No. 4,616/2017, as well as Circular Letter of Central Bank of Brazil No. 3,869/2017.

       64    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

LCR – Liquidity Coverage Ratio

The Liquidity Coverage Ratio (LCR) is designed to ensure that the Organization maintains a sufficient level of liquid assets to cover liquidity needs in an eventual stress scenario. The LCR is the ratio between the stock of High Quality Liquid Assets (HQLA) and total net cash outflow, calculated based on a generic stress scenario. The formula shows the main components of the indicator as follows:

In accordance with the LCR implantation schedule, the level of the ratio between HQLA and total net cash outflows must comply with the following schedule:

Year	2016	2017	2018	As of 2019
% Required	70%	80%	90%	100%

The stress scenarios parameterization was conducted by the Regulator to capture idiosyncratic and market shocks, considering the period of 30 days. The items below show some of the shocks included in the methodology:

•   the partial loss of retail and uncollateralized wholesale funding, as well as short-term funding capacity;

•   the additional outflow of funds, contractually foreseen, due to the downgrading of the institution’s credit rating by up to three levels, including eventual additional collateral requirements;

•   an increase in the volatility of factors that impact collateral quality or the potential future exposure of derivative positions, resulting in the application of larger collateral discounts or a call for additional collateral or in other liquidity requirements;

•   withdrawals of higher than expected amounts from credit/liquidity lines granted; and

•   the potential need to repurchase debt or honor non-contractual obligations in order to mitigate reputational risk.

High Quality Liquid Assets (HQLA)

HQLA are assets that maintain their market liquidity in periods of stress and that meet the minimum requirements established by the Central Bank of Brazil, such as, among others, being free of any legal impediment or restriction; suffering little or no loss in market value when converted into cash; having a low credit risk; easy and accurate pricing; and being traded in an active and important market, with little difference between the purchase and sale price, high traded volume and a large number of participants. These assets are subject to weighting factors which may reduce their value, for example, in accordance with the risk rating of their issuer or the historic variation in their market price, among other requirements.

Cash Outflows and Inflows

Cash outflows are the result of a reduction in deposits and funding; the maturity of securities issued; scheduled contractual obligations for the next 30 days; margin adjustments and calls in derivative operations; the utilization/withdrawal of credit and liquidity lines granted by the Bank; and contingent cash outflows.

Cash inflows for the next 30 days correspond to the expected receipt of loans and financings; deposits; securities; and margin adjustments and easing in derivative operations.

Bradesco     65

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below shows the average LCR Prudential Conglomerate:

R$ thousand
Information on the Liquidity Coverage Ratio (LCR)
		On December 31 (1)		On December 31 (2)
		2019		2018
		Average Amount (3)	Weighted Average Amount (4)	Average Amount (3)	Weighted Average Amount (4)
Number of Line	High Quality Liquid Assets (HQLA)
1	Total High Quality Liquid Assets (HQLA)		112,872,809		140,377,669
Number of Line	Cash Outlows
2	Ratail funding:	239,379,478	21,636,196	235,539,799	21,919,302
3	Stable funding	129,085,762	6,454,288	119,809,242	5,990,462
4	Less stable funding	110,293,716	15,181,908	115,730,557	15,928,840
5	Non-collateralized wholesale funding:	132,504,666	53,070,146	125,136,835	50,927,871
6	Operating deposits (all counterparties) and affiliated cooperative deposits	9,638,912	481,946	8,648,728	432,436
7	Non-operating deposits (all counterparties)	121,673,837	51,396,283	115,864,088	49,871,416
8	Other non-collateralized wholesale funding	1,191,917	1,191,917	624,019	624,019
9	Collateralized wholesale funding	-	3,828,662	-	5,361,781
10	Additional requirements:	113,180,204	14,729,075	104,341,246	14,181,343
11	Related to exposure to derivatives and other collateral requirements	14,457,167	6,617,026	14,419,270	6,741,269
12	Related to funding losses through the issue of debt instruments	765,093	765,093	554,811	554,811
13	Related to lines of credit and liquidity	97,957,944	7,346,956	89,367,165	6,885,263
14	Other contractual obligations	37,020,644	35,080,897	33,875,647	31,857,396
15	Other contingent obligations	132,713,942	5,420,129	122,319,336	4,915,397
16	Total cash outflows	-	133,765,105	-	129,163,091
Number of Line	Cash Inflows
17	Collateralized loans	65,979,377	896,126	95,238,798	-
18	Outstanding loans whose payments are fully up-to-date	32,730,607	20,645,466	30,039,902	16,950,831
19	Other cash inflows	41,453,133	33,730,321	37,235,944	30,511,989
20	Total cash inflows	140,163,117	55,271,913	162,514,644	47,462,820
			Total Adjusted Amount (5)		Total Adjusted Amount (5)
21	Total HQLA		112,872,809		140,377,669
22	Total net cash outflow		78,493,191		81,700,271
23	LCR (%) (5)		143.8%		171.8%

(1) Calculated based on the simple daily average of the months that compose the fourth quarter (64 observations);

(2) Calculated based on the simple daily average of the months that compose the fourth quarter (62 observations);

(3) Corresponds to the total balance related to the item of cash inflows or outflows;

(4) Corresponds to the value after application of the weighting factors; and

(5) Corresponds to the calculated value after the application of weighting factors and limits.

The amount of net assets (HQLA) consists, in addition to the compulsory returns and reserves at the Central Bank of Brazil, mainly of federal government securities. These net assets resulted in R$112,872,809 thousand, the average of the fourth quarter of 2019.

Related to the cash outflows, based on the regulatory stress scenario (line 16), about 55.8% are redemptions and non-renewals of retail and wholesale funding without collateral (unsecured), as shown on the lines 2 and 5 of the table.

Another relevant group is the item "Other contractual obligations" (line 14), which mainly includes the output streams of onlending operations, credit cards and trade finance.

Regarding cash inflows, corresponding to R$55,271,914 thousand in the average of the fourth quarter of 2019, most significant are the receipts of loans operations (partial renewal), the inflows of Trade Finance operations, cash and cash equivalents and redemptions of securities in addition to the inflow of transfer and credit card operations.

       66    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) aims to assess if the Organization is financing its activities (assets) from more stable sources of funding (liabilities). The NSFR corresponds to the ratio between the Available Stable Funding (ASF) and the Required Stable Funding (RSF), which are defined according to the structures of assets and liabilities of the institution that are weighted according to the definitions of the Regulator.

The following figure shows the main components of the indicator:

Available Stable Funding (ASF)

The available stable funding is represented by the Liabilities and Shareholders’ Equity, which are weighted according to their stability, in which the resources considered as more stable are determined mainly by behavioral aspects of the clients, also considering their relationship with the institution, legal aspects and other variables implied.

Required Stable Funding (RSF)

The required stable funding is determined according to the assets in the balance sheet and other financial instruments, for example, credit limits provided and guarantees given, which are weighted by aspects related to the type of operation, maturity, and counterparty, among others.

The following table shows the NSFR at December 31, 2019 of the Prudential Conglomerate:

R$ thousand
Information on the Long-term Indicator (NSFR)
		On December 31, 2019 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
Number of Line	Available stable funding (ASF)
1	Capital	164,713,771	-	-	17,470,233	182,184,004
2	Reference Equity, gross of regulatory deductions	164,713,771	-	-	-	164,713,771
3	Other instruments not included in line 2	-	-	-	17,470,233	17,470,233
4	Ratail funding:	129,074,811	125,089,118	754,368	2,945,468	239,166,745
5	Stable funding	82,488,995	53,407,198	-	-	129,101,383
6	Less stable funding	46,585,816	71,681,920	754,368	2,945,468	110,065,362
7	Wholesale Funding, of which:	26,437,635	386,140,576	37,228,191	111,749,390	209,696,927
8	Operating deposits and deposits of affiliated cooperatives	10,314,521	-	-	-	4,511,764
9	Other wholesale fundings	16,123,114	386,140,576	37,228,191	111,749,390	205,185,163
10	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	30,383,414	2,173	152,583	-
11	Other liabilities, of which:	62,506,583	24,950,621	-	-	4,576,256
12	Derivatives whose replacement value is less than zero	-	41,608	-	-	-
13	Other liabilities or shareholders' equity not included in the previous items	62,506,583	24,909,013	-	-	4,576,256
14	Total of Available Stable Funding (ASF)	-	-	-	-	635,623,931
15	Total High Quality Liquid Assets (HQLA)	-	-	-	-	14,866,127
16	Operating deposits held in other financial institutions	-	-	-	-	-
17	Securities, securities and transactions with financial institutions, non-financial institutions and central banks, of which:	5,981,349	205,884,884	75,927,002	268,859,486	344,672,984

Bradesco     67

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

R$ thousand
Information on the Long-term Indicator (NSFR)
		On December 31, 2019 (1)				Weighted Average (2)
		Amount per effective term of residual maturity
		Without expiration	Less than 6 months	Greater than or equal to 6 months and less than one year	Greater than or equal to one year
18	Transactions with financial institutions collateralized by Level 1 HQLA	-	15,293,610	-	-	1,529,361
19	Transactions with financial institutions collateralized by HQLA Level 2A, Level 2B or without collateral	-	43,860,573	3,874,055	2,465,669	6,274,154
20	Loans and financing granted to wholesale, retail, central government and central bank operations, of which:	-	127,338,475	61,937,442	159,986,927	234,947,530
21	Operations with a Risk Weighting Factor (FPR) of less than or equal to 35%, pursuant to Circular No. 3644, of 2013	-	-	-	266,821	174,162
22	Residential real estate financing, of which:	-	2,671,136	2,402,256	33,290,208	24,175,331
23	Operations that comply with the provisions of Circular No. 3644, of 2013, art. 22	-	2,671,136	2,402,256	33,290,208	24,175,331
24	Securities not eligible for HQLA, including shares traded on the stock exchange	5,981,349	16,721,090	7,713,249	72,849,861	77,572,446
25	Operations in which the institution acts exclusively as an intermediary, assuming no rights or obligations, even if contingent	-	29,846,713	2,437,311	57,664	-
26	Other assets, of which:	189,213,031	23,574,415	255,784	14,064,500	180,400,296
27	Operations with gold and commodities, including those with a forecast of physical settlement	-	-	-	-	-
28	Assets provided as a result of the deposit of initial guarantee margin in operation with derivatives and participation in	-	-	-	12,305,556	10,459,722
	mutualized guarantee funds of clearing houses and clearing and settlement service providers that are interposed as central counterparty
29	Derivatives whose replacement value is greater than or equal to zero	-	1,704,628	-	-	-
30	Derivatives whose replacement value is less than zero, gross of the deduction of any guarantee provided as a result of the margin deposit	-	-	-	-	1,577,581
31	Other assets not included in the previous lines	189,213,031	21,869,787	255,784	1,758,944	168,362,993
32	Transactions not recorded in the balance sheet	-	328,019,623	-	-	11,792,062
33	Total Required Stable Funding (RSF)	-	-	-	-	551,731,471
34	NSFR (%)					115.2%

(1) Corresponds to the total balance sheet, position on December 31, 2019; and

(2) Corresponds to the value after applying the weighting factors.

The NSFR long-term indicator presented a volume weighted for available stable funding resources much higher to that of required stable funding resources, with a surplus weighted balance of approximately R$84 billion, resulting in an indicator of 115.2%.

The amount of available stable funding (ASF) is formed largely by the funding of clients considering the level of stability as the main factor for the contribution of the ASF. The calculation of December 2019 for the ASF presented a participation of 38% from the funding of Retail and 33% from the funding of Wholesale.

The values of required stable funding (RSF) are constituted by the Asset items and by items not recognized on the statement of financial position. These statement of financial position items are weighted according to their respective liquidity profile, therefore, the items related to loans and other assets, with low or no liquidity, feature prominently in the RSF (high weighting factors), while highly liquid assets, such as, for example unpledged federal public securities, receive low weighting factors. On December 31, 2019, the loan operations (item 20) accounted for 43% of the total RSF, while other assets (item 31) participated in 31% of the RSF.

       68    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Internal Communication

In the process of liquidity risk management, reports are distributed daily to the areas involved in management and control, as well as to Management. This process includes the use of several analysis instruments to monitor liquidity, such as:

•      Daily distribution of liquidity control instruments;

•      Automatic intraday update of the liquidity reports for appropriate management by the Treasury Department;

•      Preparation of reports with past behavior and future simulations based on scenarios;

•      Daily verification of compliance with minimum liquidity levels;

•      Elaboration of complementary reports where the concentrations of funding by type of product, term and counterparty are presented; and

•      Weekly reports to the Senior Management, showing the behavior and expectations related to the liquidity situation.

The liquidity risk management process also has an alert system that selects the appropriate reporting level according to the percentage of the established limit utilized. Thus, the lower the liquidity ratios, the higher the number and echelon of Senior Management members who receive the reports.

Undiscounted cash flows of financial liabilities

The table below presents the cash flows payable for non-derivative financial liabilities, covering the remaining contractual period to maturity as from the date of the consolidated statement of financial position. The values disclosed in this table represent the undiscounted contractual cash flows.

	R$ thousand
	On December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	211,933,285	7,951,703	17,687,715	16,148,899	5,095,470	258,817,072
Deposits from customers	155,375,679	5,905,668	50,655,420	152,739,946	12,720	364,689,433
Funds from issuance of securities	5,525,148	15,106,936	64,755,163	105,451,340	7,777,040	198,615,627
Subordinated debt	756	34,732	33,848	15,617,690	33,705,500	49,392,526
Other financial liabilities (1)	49,689,795	13,312,723	4,436,523	9,071,260	2,610,826	79,121,127
Total liabilities	422,524,663	42,311,762	137,568,669	299,029,135	49,201,556	950,635,785

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total
Deposits from banks	187,971,161	11,043,189	31,568,186	18,339,106	6,278,070	255,199,712
Deposits from customers	154,751,012	8,321,457	51,709,653	142,724,058	86,171	357,592,351
Funds from issuance of securities	2,715,463	7,704,113	57,416,558	110,993,400	2,819,759	181,649,293
Subordinated debt	303,419	83,095	6,290,777	25,122,764	43,080,703	74,880,758
Other financial liabilities (1)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	62,598,235
Total liabilities	384,505,493	38,942,380	151,702,985	300,851,827	55,917,664	931,920,349

(1) Include, mainly, credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, leases and capitalization bonds. For more information on leases, in the amount of R$5,724,960 thousand, see note 37a.

The assets available to meet all the obligations and cover the outstanding commitments include cash and cash equivalents, financial assets, loans and advances. Management may also cover unexpected cash outflows by selling securities and by having access to sources of additional funds, such as asset-backed-markets.

The previous table shows the undiscounted contractual cash flows of the financial liabilities of the Organization. The cash flows that the Organization estimates for these instruments may vary significantly from those presented. For example, it is expected that demand deposits of customers will maintain a stable or increasing balance, and it is not expected that these deposits will be withdrawn immediately.

Bradesco     69

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The gross cash outflows presented in the previous table refer to the undiscounted contractual cash flow related to the financial liability.

In the Organization, liquidity-risk management involves a series of controls, mainly related to the establishment of technical limits, with the ongoing evaluation of the positions assumed and the financial instruments used.

Undiscounted cash flows for derivatives

All the derivatives of the Organization are settled at net value, and include:

•      Foreign currency derivatives – over-the-counter currency options, currency futures, and currency options traded on an exchange; and

•      Interest rate derivatives – interest rate swaps, forward rate contracts, interest rate options, other interest rate contracts, interest rate futures traded on an exchange and interest rate options traded on an exchange.

The table below analyzes the derivative financial liabilities that will be settled at net value, grouped based on the period remaining from the reporting date to the respective maturity date. The values disclosed in the table are undiscounted cash flows.

	R$ thousand
	On December 31, 2019
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	2,464,064	385,676	510,465	7,826,017	730,510	11,916,732
Non-deliverable forwards	90,835	115,400	151,731	67,247	-	425,213
• Purchased	79,986	80,476	129,615	66,498	-	356,575
• Sold	10,849	34,924	22,116	749	-	68,638
Premiums of options	361,740	33,437	114,228	956,353	66,493	1,532,251
Other	153,047	115,947	150,988	62,388	-	482,370
Adjustment payables - future	23,676	-	-	-	-	23,676
Total of derivative liabilities	3,093,362	650,460	927,412	8,912,005	797,003	14,380,242

	R$ thousand
	On December 31, 2018
	Up to 1 month	From 1 to 3 months	From 3 months to 1 year	From 1 to 5 years	More than 5 years	Total

Differential of swaps payable	1,302,578	464,191	6,428,914	6,266,955	350,374	14,813,012
Non-deliverable forwards	96,680	141,438	250,176	25,676	637	514,607
• Purchased	14,062	17,695	101,869	18,090	637	152,353
• Sold	82,618	123,743	148,307	7,586	-	362,254
Premiums of options	1,001,464	20,355	127,983	123,491	372,057	1,645,350
Adjustment payables - future	21,283	-	-	-	-	21,283
Total of derivative liabilities	2,422,005	625,984	6,807,073	6,416,122	723,068	16,994,252

       70    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Statement of financial position by maturities

The tables below show the financial assets and liabilities of the Organization segregated by maturities used for the management of liquidity risks, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2019
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	109,610,999	-	-	-	-	-	109,610,999
Financial assets at fair value through profit or loss	238,533,342	1,656,694	697,750	6,739,576	2,132,415	-	249,759,777
Financial assets at fair value through other comprehensive income	10,143,306	21,137,632	9,604,834	100,201,043	41,411,881	9,951,314	192,450,010
Loans and advances to customers, net of impairment	58,050,113	106,578,634	66,089,533	149,779,180	43,031,256	-	423,528,716
Loans and advances to banks, net of impairment	48,010,255	5,636,401	3,219,405	2,217,730	-	-	59,083,791
Securities, net of provision for losses	34,408,860	21,261,680	16,049,734	46,629,975	48,568,111	-	166,918,360
Other financial assets (1)	42,308,091	115,534	500,348	10,564,411	2,613,397	-	56,101,781
Total financial assets	541,064,966	156,386,575	96,161,604	316,131,915	137,757,060	9,951,314	1,257,453,434

Liabilities
Financial liabilities at amortized cost
Deposits from banks	174,921,285	21,892,194	11,484,874	19,521,258	-	-	227,819,611
Deposits from customers (2)	163,312,671	20,878,485	41,249,228	140,787,156	-	-	366,227,540
Funds from issuance of securities	5,533,584	37,545,964	43,156,796	84,491,220	-	-	170,727,564
Subordinated debt	2,079	38,097	281,141	39,432,224	-	9,559,967	49,313,508
Other financial liabilities (3)	49,689,795	13,312,723	4,436,523	9,071,260	2,610,826	-	79,121,127
Financial liabilities at fair value through profit or loss	2,940,618	794,723	471,835	10,036,907	-	-	14,244,083
Provision for Expected Credit Loss							-
Loan Commitments	-	-	-	2,318,404	-	-	2,318,404
Financial guarantees	-	-	-	1,970,321	-	-	1,970,321
Insurance technical provisions and pension plans (2)	228,230,978	2,373,787	1,035,302	36,662,624	-	-	268,302,691
Total financial liabilities	624,631,010	96,835,973	102,115,699	344,291,374	2,610,826	9,559,967	1,180,044,849

Bradesco     71

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	On December 31, 2018
	Current			Non-current			Total
	1 to 30 days	31 to 180 days	181 to 360 days	1 to 5 years	More than 5 years	No stated maturity

Assets
Cash and balances with banks	107,209,743	-	-	-	-	-	107,209,743
Financial assets at fair value through profit or loss	3,129,166	3,917,446	5,425,013	164,553,949	61,990,603	7,144,973	246,161,150
Financial assets at fair value through other comprehensive income	17,262,976	44,288,649	14,212,201	67,290,177	24,067,050	10,929,483	178,050,536
Loans and advances to customers, net of impairment	62,060,766	92,247,120	52,642,217	124,423,414	49,013,559	-	380,387,076
Loans and advances to banks, net of impairment	32,770,492	68,354,830	1,831,146	2,292,482	-	-	105,248,950
Securities, net of provision for losses	1,040,454	2,361,956	855,476	91,922,854	44,423,998	-	140,604,738
Other financial assets (1)	29,524,094	134,393	131,233	11,910,297	2,193,292	-	43,893,309
Total financial assets	252,997,691	211,304,394	75,097,286	462,393,173	181,688,502	18,074,456	1,201,555,502

Liabilities
Financial liabilities at amortized cost
Deposits from banks	193,135,637	20,377,472	13,489,852	15,646,679	4,664,339	-	247,313,979
Deposits from customers (2)	154,046,665	15,639,175	42,076,109	128,959,777	26,470	-	340,748,196
Funds from issuance of securities	2,598,083	29,410,415	34,192,057	81,108,678	719,785	-	148,029,018
Subordinated debt	7,059	149,894	6,305,187	22,492,556	15,434,005	9,254,743	53,643,444
Other financial liabilities (3)	38,764,438	11,790,526	4,717,811	3,672,499	3,652,961	-	62,598,235
Financial liabilities at fair value through profit or loss	15,066,551	373,896	162,153	177,029	372,458	-	16,152,087
Provision for Expected Credit Loss
Loan Commitments	-	-	-	2,551,676	-	-	2,551,676
Financial guarantees	-	-	-	719,216	-	-	719,216
Insurance technical provisions and pension plans (2)	216,282,259	2,347,327	939,034	32,009,667	-	-	251,578,287
Total financial liabilities	619,900,692	80,088,705	101,882,203	287,337,777	24,870,018	9,254,743	1,123,334,138

(1) Includes mainly foreign exchange transactions, debtors for guarantee deposits and negotiation and intermediation of securities;

(2) Demand and savings deposits and technical provisions for insurance and pension plans comprising VGBL and PGBL products are classified as up to 30 days, without considering average historical turnover; and

(3) Includes mainly credit card transactions, foreign exchange transactions, negotiation and intermediation of securities, finance lease and capitalization bonds.

       72    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below show the assets and liabilities of the Organization segregated by current and non-current, in accordance with the remaining contractual maturities on the reporting date:

	R$ thousand
	On December 31, 2019
	Current	Non-current	Total
Assets
Total financial assets	793,613,145	463,840,289	1,257,453,434
Non-current assets held for sale	1,357,026	-	1,357,026
Investments in associated companies	-	7,635,612	7,635,612
Premises and equipment	-	14,659,222	14,659,222
Intangible assets and goodwill, net of accumulated amortization	-	14,724,647	14,724,647
Taxes to be offset	11,569,545	4,116,256	15,685,801
Deferred income tax assets	-	59,570,055	59,570,055
Other assets	7,042,105	399,783	7,441,888
Total non-financial assets	19,968,676	101,105,575	121,074,251
Total assets	813,581,821	564,945,864	1,378,527,685

Liabilities
Total financial liabilities	823,582,682	356,462,167	1,180,044,849
Other reserves	5,525,041	19,714,888	25,239,929
Current income tax liabilities	2,595,277	-	2,595,277
Deferred income tax assets	-	1,080,603	1,080,603
Other liabilities	31,246,562	2,776,891	34,023,453
Total non-financial liabilities	39,366,880	23,572,382	62,939,262
Total equity	-	135,543,574	135,543,574
Total equity and liabilities	862,949,562	515,578,123	1,378,527,685

	R$ thousand
	On December 31, 2018
	Current	Non-current	Total
Assets
Total financial assets	539,399,371	662,156,131	1,201,555,502
Non-current assets held for sale	1,353,330	-	1,353,330
Investments in associated companies	-	8,125,799	8,125,799
Premises and equipment	-	8,826,836	8,826,836
Intangible assets and goodwill, net of accumulated amortization	-	16,128,548	16,128,548
Taxes to be offset	3,683,210	9,815,054	13,498,264
Deferred income tax assets	-	48,682,569	48,682,569
Other assets	5,443,840	1,929,026	7,372,866
Total non-financial assets	10,480,380	93,507,832	103,988,212
Total assets	549,879,751	755,663,963	1,305,543,714

Liabilities
Total financial liabilities	801,871,600	321,462,538	1,123,334,138
Other reserves	1,846,682	17,955,489	19,802,171
Current income tax liabilities	2,373,261	-	2,373,261
Deferred income tax assets	48,925	1,151,664	1,200,589
Other liabilities	32,630,277	1,527,158	34,157,435
Total non-financial liabilities	36,899,145	20,634,311	57,533,456
Total equity	-	124,676,120	124,676,120
Total equity and liabilities	838,770,745	466,772,969	1,305,543,714

Bradesco     73

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

3.4.     Fair value of financial assets and liabilities

The Organization applies IFRS 13 for financial instruments measured in the consolidated statement of financial position at fair value, which requires disclosure of fair-value measurements according to the following fair-value hierarchy of fair value measurement:

•      Level 1

Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active market, as well as Brazilian government securities that are highly liquid and are actively traded in over-the-counter markets.

•      Level 2

Valuation uses observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data, including but not limited to yield curves, interest rates, volatilities, equity or debt prices and foreign exchange rates.

•      Level 3

Valuation uses unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities normally include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant Management judgment or estimation. This category generally includes certain corporate and bank debt securities and certain derivative contracts.

To fair value securities which have no consistent, regulatory updated, public price source, Bradesco uses models defined by the mark-to-market Commission and documented in the mark-to-mark manual for each security type. Through the use of methods and both mathematical and financial models which capture the effects and variations in the prices of marked-to-market assets, or similar instruments, Bradesco is able to ascertain in a clear and consistent manner the determination of fair value of its Level 3 assets and liabilities.

       74    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The tables below present the composition of the financial assets and liabilities measured at fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2019
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	195,987,017	4,848,858	3	200,835,878
Corporate debt and marketable equity securities	7,911,149	4,772,477	707,392	13,391,018
Bank debt securities	1,466,695	13,517,702	-	14,984,397
Mutual funds	5,518,833	-	-	5,518,833
Foreign governments securities	471,153	-	-	471,153
Brazilian sovereign bonds	47,308	-	-	47,308
Financial assets at fair value through profit or loss	211,402,155	23,139,037	707,395	235,248,587
Derivative financial instruments (assets)	107,388	14,392,323	11,479	14,511,190
Derivative financial instruments (liabilities)	(52,334)	(14,152,623)	(39,126)	(14,244,083)
Derivatives	55,054	239,700	(27,647)	267,107
Brazilian government securities	161,031,769	-	35,132	161,066,901
Corporate debt securities	2,344,002	2,541,288	600,387	5,485,677
Bank debt securities	5,098,002	414,477	-	5,512,479
Brazilian sovereign bonds	1,746,932	-	-	1,746,932
Foreign governments securities	6,454,894	-	-	6,454,894
Mutual funds	2,231,810	-	-	2,231,810
Marketable equity securities and other stocks	7,192,221	2,638,655	120,441	9,951,317
Financial assets at fair value through other comprehensive income	186,099,630	5,594,420	755,960	192,450,010
Total	397,556,839	28,973,157	1,435,708	427,965,704

	R$ thousand
	On December 31, 2018
	Level 1	Level 2	Level 3	Fair Value
Brazilian government securities	202,199,216	4,556,831	3	206,756,050
Corporate debt and marketable equity securities	3,678,532	5,206,852	418,558	9,303,942
Bank debt securities	1,554,257	8,610,197	-	10,164,454
Mutual funds	3,657,393	-	-	3,657,393
Foreign governments securities	849,114	-	-	849,114
Brazilian sovereign bonds	659,603	-	-	659,603
Financial assets at fair value through profit or loss	212,598,115	18,373,880	418,561	231,390,556
Derivative financial instruments (assets)	34,752	14,699,247	36,595	14,770,594
Derivative financial instruments (liabilities)	(32,434)	(16,095,752)	(23,901)	(16,152,087)
Derivatives	2,318	(1,396,505)	12,694	(1,381,493)
Brazilian government securities	150,778,773	-	39,982	150,818,755
Corporate debt securities	3,761,191	1,664,892	549,111	5,975,194
Bank debt securities	5,715,372	205,704	-	5,921,076
Brazilian sovereign bonds	1,564,667	-	-	1,564,667
Mutual funds	2,841,361	-	-	2,841,361
Marketable equity securities and other stocks	5,266,028	2,649,350	3,014,105	10,929,483
Financial assets at fair value through other comprehensive income	169,927,392	4,519,946	3,603,198	178,050,536
Total	382,527,825	21,497,321	4,034,453	408,059,599

Derivative Assets and Liabilities

The Organization’s derivative positions are determined using quantitative models that require the use of multiple inputs including interest rates, prices and indices to generate continuous yield or pricing curves and volatility factors. The majority of market inputs are observable and can be obtained, from B3 (principal source) and the secondary market. Exchange traded derivatives valued using quoted prices are classified within Level 1 of the valuation hierarchy. However, few classes of derivative contracts are listed on an exchange; those are classified as Level 2 or Level 3.

Bradesco     75

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The yield curves are used to determine the fair value by the method of discounted cash flow, for currency swaps and swaps based on other risk factors. The fair value of futures and forward contracts is also determined based on quoted markets prices on the exchanges for exchanges-traded derivatives or using similar methodologies to those described for swaps. The fair value of options is determined using external quoted prices or mathematical models, such as Black-Scholes, using yield curves, implied volatilities and the fair value of the underlying asset. Current market prices are used to determine the implied volatilities. The fair values of derivative assets and liabilities also include adjustments for market liquidity, counterparty credit quality and other specific factors, where appropriate.

The majority of these models do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment and inputs to the model are readily observable from active quoted markets. Such instruments are generally classified within Level 2 of the valuation hierarchy.

Derivatives that are valued based on mainly unobservable market parameters and that are not actively traded are classified within Level 3 of the valuation hierarchy. Level 3 derivatives include credit default swaps which have corporate debt securities as underlyings.

The table below presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the years 2019 and 2018:

	R$ thousand
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Derivatives	Total

Balance on December 31, 2017	352,446	6,891,288	(4,903)	7,238,831
Included in the statement of income and other comprehensive income	24,142	(374,664)	-	(350,522)
Acquisitions	150,950	91,668	17,597	260,215
Write-offs	(22,262)	(939)	-	(23,201)
Transfer with categories (1)	-	(3,419,149)	-	(3,419,149)
Transfer levels (2)	(86,715)	320,342	-	233,627
Balance on December 31, 2018	418,561	3,508,546	12,694	3,939,801
Included in the statement of income and other comprehensive income	(31,773)	(293,123)	-	(324,896)
Acquisitions	132,408	318,623	-	451,031
Write-offs	(396,260)	(2,891,422)	(40,341)	(3,328,023)
Transfer levels (2)	584,459	113,336	-	697,795
Balance on December 31, 2019	707,395	755,960	(27,647)	1,435,708

(1) With the adoption of IFRS 9, a significant portion of the debentures that were in the category of available for sale are now measured at amortized cost; and

(2) These papers were reclassified between levels 2 and 3, as there was an increase in credit risk and the spread curve has unobservable parameters. When there is a reduction in this credit risk, the papers are transferred from level 3 to level 2.

The tables below show the gains/(losses) due to changes in fair value, including the realized and unrealized gains and losses, recorded in the consolidated statement of income for Level 3 assets and liabilities during the years 2019, 2018 and 2017:

	R$ thousand
	Year ended December 31, 2019
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	54,132	18,114	72,246
Net trading gains/(losses) realized and unrealized	(85,905)	(311,237)	(397,142)
Total	(31,773)	(293,123)	(324,896)

       76    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Year ended December 31, 2018
	Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total

Interest and similar income	8,415	79,579	87,994
Net trading gains/(losses) realized and unrealized	15,727	(454,243)	(438,516)
Total	24,142	(374,664)	(350,522)

	R$ thousand
	Year ended December 31, 2017
	Financial assets held for trading	Financial assets available for sale	Total

Interest and similar income	25,967	182,269	208,236
Net trading gains/(losses) realized and unrealized	(10,099)	(917,271)	(927,370)
Total	15,868	(735,002)	(719,134)

Sensitivity analysis for financial assets classified as Level 3

	R$ thousand
	On December 31, 2019
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(44)	(6,489)	(12,504)	(12)	(1,798)	(3,436)
Price indexes	(10)	(383)	(761)	(0)	(0)	(0)
Equities	(2,019)	(50,472)	(100,944)	(978)	(24,456)	(48,913)

	R$ thousand
	On December 31, 2018
	Impact on income (1)			Impact on shareholders’ equity (1)
	1	2	3	1	2	3
Interest rate in Reais	(7)	(1,491)	(2,669)	(102)	(20,473)	(36,901)
Price indexes	-	-	-	(16)	(1,750)	(3,296)
Equities	(1,748)	(43,705)	(87,410)	(15,987)	(399,669)	(799,338)

 (1) Values net of taxes.

The sensitivity analyses were carried out based on the scenarios prepared for the dates shown, always taking into consideration market inputs available at the time and scenarios that would adversely impact our positions, in accordance with the scenarios below:

Scenario 1: Based on market information (B3, Anbima, etc.), stresses were applied for 1 basis point on the interest rate and 1.0% variation on prices. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$4.06 was used, while for a 1-year fixed interest rate of 4.56%, a 4.57% scenario was applied;

Scenario 2: 25.0% stresses were determined based on market information. For example: for a Real/US dollar exchange rate of R$4.02 a scenario of R$5.02 was used, while for a 1-year fixed interest rate of 4.56%, a 5.70% scenario was applied. The scenarios for other risk factors also had 25.0% stresses in the respective curves or prices; and

Scenario 3: 50.0% stresses were determined based on market information. For example: for a Real/US dollar quote of R$4.02 a scenario of R$6.03 was used, while for a 1-year fixed interest rate of 4.56%, a 6.84% scenario was applied. The scenarios for other risk factors also had 50.0% stresses in the respective curves or prices.

Bradesco     77

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Financial instruments not measured at fair value

The table below summarizes the carrying amounts and the fair values of the financial assets and liabilities that were not presented in the consolidated statements of financial position at their fair value, classified using the hierarchical levels:

	R$ thousand
	On December 31, 2019
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	59,091,251	-	59,091,251	59,083,791
· Customers	-	-	428,641,947	428,641,947	423,523,411
Securities at amortized cost	102,851,594	64,025,403	11,638,647	178,515,644	166,918,360

Financial liabilities
Deposits from banks	-	-	227,880,098	227,880,098	227,819,611
Deposits from customers	-	-	366,023,072	366,023,072	366,227,540
Funds from issuance of securities	-	-	169,488,130	169,488,130	170,727,564
Subordinated debt	-	-	50,108,020	50,108,020	49,313,508

	R$ thousand
	On December 31, 2018
	Fair Value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets (1)
Loans and receivables
· Banks	-	105,248,950	-	105,248,950	105,248,950
· Customers	-	-	381,797,390	381,797,390	380,387,076
Securities at amortized cost	90,337,827	50,758,010	5,827,822	146,923,659	140,604,738

Financial liabilities
Deposits from banks	-	-	248,216,967	248,216,967	247,313,979
Deposits from customers	-	-	340,512,921	340,512,921	340,748,196
Funds from issuance of securities	-	-	147,572,438	147,572,438	148,029,018
Subordinated debt	-	-	54,081,544	54,081,544	53,643,444

 (1)  Amounts of loans and receivables are presented net of the provision for impairment losses.

Below we list the methodologies used to determine the fair values presented above:

Loans and receivables

Fair values were estimated for groups of similar loans based upon type of loan, credit quality and maturity. Fair value for fixed-rate transactions was determined by discounted cash flow estimates using interest rates approximately equivalent to our rates for new transactions based on similar contracts. Where credit deterioration has occurred, estimated cash flows for fixed and floating-rate loans have been reduced to reflect estimated losses.

The fair values for performing loans are calculated by discounting scheduled principal and interest cash flows through maturity using market discount rates and yield curves that reflect the credit and interest rate risk inherent to the loan type at each reporting date. The fair values for impaired loans are based on discounting cash flows or the value of underlying collateral.

The non-performing loans were allocated into each loan category for purposes of calculating the fair-value disclosure. Assumptions regarding cash flows and discount rates are based on available market information and specific borrower information.

       78    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Bonds and securities at amortized cost

Financial assets are carried at amortized cost. Fair values are estimated according to the assumptions described in Note 2(d). See Note 24 for further details regarding the amortized cost.

Deposits from banks and customers

The fair value of fixed-rate deposits with stated maturities was calculated using the contractual cash flows discounted with current market rates for instruments with similar maturities and terms. For floating-rate deposits, the carrying amount was considered to approximate fair value.

Funds from securities issued

The carrying values of funds from securities issued approximate the fair values of these instruments.

Subordinated debt

Fair values for subordinated debts were estimated using a discounted cash flow calculation that applies interest rates available in the market for similar maturities and terms.

3.5.     Independent Model Validation

The main purpose of the Independent Model Validation Area – AVIM is to verify if the models operate according to the objectives envisaged, as well as if its results are suitable for the uses for which they are intended.

The Independent Model Validation Area adopts a methodology that includes quantitative and qualitative dimensions, assessing the adequacy of processes of governance, construction of models and their assumptions, and use and monitoring of the models.

3.6.     Capital management

Capital Management Corporate Process

The Capital Management provides the conditions required to meet the Organization's strategic goals to support the risks inherent to its activities. In this way, it adopts a forward-looking stance when elaborating its capital plan, anticipating the need for capital for the next three (3) years, as well as establishing procedures and contingency actions to be considered in adverse scenarios.

The Organization manages capital in line with the strategic guidelines, involving the control and business areas, in accordance with the guidelines of the Board of Executive Officers and Board of Directors.

The structure of Capital Management Governance, Internal Capital Adequacy Assessment Process (ICAAP) and Recovery Plan is composed by Commissions, Committees and its highest level body is the Board of Directors. The Controllership Department ensures compliance with the stipulations of the Central Bank of Brazil pertaining to capital management activities and assistance to the Senior Management by providing analyses and projections of capital requirements and availability, identifying threats and opportunities that help plan the sufficiency and optimization of capital levels.

The Organization also has a Recovery Plan, delivered to the Central Bank of Brazil in December of each year and approved by the Board of Directors in accordance with Resolution No. 4,502, of June 30, 2016 from the CMN, establishing procedures for the preparation of recovery plans, in order to maintain adequate levels of capital and liquidity in situations of severe stress in financial institutions considered systemically important.

Bradesco     79

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Capital Adequacy

The Reference Equity (RE) adequacy is verified daily to ensure that the Organization maintains a solid capital base in normal situations or in extreme market conditions and complying with regulatory requirements.

The objective of the Central Bank of Brazil is that the financial institutions permanently maintain capital and additional Common Equity Tier I (Conservation, Systemic and Countercyclical) compatible with the risks from their activities. The risks are represented by Risk-Weighted Assets (RWA), which is calculated based on, at least, the sum of Credit, market and operational risk components.

Additionally, the Organization must maintain enough capital to meet the interest rate risk from operations not included in the trading portfolio (Banking Portfolio’s interest rate risk).

Capital Sufficiency

The capital management process is aligned with the strategic planning and is forward looking, anticipating any changes in the economic and commercial environment conditions in which the Organization operates.

The Organization’s capital management aims at permanently ensuring a sound capital composition to support the development of its activities and to ensure adequate coverage of risks incurred. The Organization maintains a managerial capital margin (buffer), which is added to the minimum regulatory requirements.

The management buffer is defined according to regulatory requirements, observing aspects such as additional impacts generated by stress scenarios, qualitative risks and risks not captured by the regulatory model.

The Organization’s regulatory capital sufficiency can be seen by periodically calculating the Basel Ratio, Tier I Ratio and Common Equity Ratio.

Capital Forecast

The capital management area is responsible for making simulations and projections of the Organization’s capital, in accordance with the strategic guidelines, the impacts arising from variations and trends of the economic and business environment as well as regulatory changes. The results from the projections are submitted to the Senior Management, pursuant to the governance established.

       80    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Analysis of Reference Equity (RE) and Capital Indices

Following is the detailed information on the Organization's Capital, in compliance with the Prudential Conglomerate:

Calculation basis - Basel Ratio	R$ thousand
	Basel III
	On December 31
	2019	2018
	Prudential
Tier I capital	100,831,668	90,322,147
Common equity	91,271,701	81,090,060
Shareholders’ equity	133,723,221	121,120,869
Minority / Other	106,302	169,606
Prudential adjustments (1)	(42,557,822)	(40,200,415)
Additional Capital (3)	9,559,967	9,232,087
Tier II capital	24,443,737	27,618,026
Subordinated debts (Resolution No. 4.192/13)	21,324,281	22,416,933
Subordinated debts (prior to Resolution No. 4.192/13)	3,119,456	5,201,093
Reference Equity (a)	125,275,405	117,940,173

- Credit risk	680,907,697	598,057,619
- Market risk	13,571,488	10,407,258
- Operational risk	64,572,141	53,150,786
Risk-weighted assets – RWA (b)	759,051,326	661,615,663
Banking Book's Interest Rate Risk	3,535,922	5,180,343
Margin (Capital Buffer) (2)	32,022,015	34,911,835
Basel ratio (a/b)	16.5%	17.8%
Tier I capital	13.3%	13.7%
- Principal capital	12.0%	12.3%
- Additional capital	1.3%	1.4%
Tier II capital	3.2%	4.1%

(1) According to CMN Resolution No. 4,192/13, as from January 2018, the factor applied to prudential adjustments is 100%;
(2) Margin: Minimum (PR – PRE – IRRBB; PR Level I – RWA*6%; PR – RWA*4.5%) – Additional Common Equity; and
(3) Authorization of subordinated debts to compose Tier I in the amount of R$4,179 thousand (R$1,737 thousand in December 2018 and R$2,442 thousand in January 2019).

Breakdown of Risk-Weighted Assets (RWA)

Below is the detailed comparison of the risk-weighted assets (RWA) of the Prudential Conglomerate:

RWA	R$ thousand
	On December 31
	2019	2018
	Prudential
Credit risk	680,907,697	598,057,619
Risk Weight of 0%	-	-
Risk Weight of 2%	-	83,052
Risk Weight of 20%	2,013,917	3,229,634
Risk Weight of 35%	13,636,518	11,393,716
Risk Weight of 50%	34,584,945	32,072,200
Risk Weight of 70%	78,147	-
Risk Weight of 75%	152,407,502	130,208,551
Risk Weight of 85%	136,879,718	115,191,858
Risk Weight of 100%	274,131,256	265,578,016
Risk Weight of 150%	21,512	-
Risk Weight of 250%	34,226,888	30,408,772

Bradesco     81

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

RWA	R$ thousand
	On December 31
	2019	2018
	Prudential
Risk Weight of 300%	7,119,182	6,634,117
FORMULA (3)	21,818,346	3,250,205
Risk Weight up to 1,250%	3,989,766	7,498
Market Risk (4)	13,571,488	10,407,258
Fixed-rate in Reais	2,137,575	3,621,542
Foreign Currency Coupon	3,229,863	6,949,809
Price Index Coupon	2,349,025	1,399,478
Equities	694,263	1,087,814
Commodities	1,015,513	757,438
Exposure to Gold, Foreign Currencies and Exchange	11,147,550	4,424,487
Operational Risk	64,572,141	53,150,786
Corporate Finance	1,879,143	1,655,552
Trading and Sales	7,427,004	2,443,551
Retail	11,413,989	10,032,258
Commercial	26,451,579	23,508,471
Payment and Settlement	7,661,071	6,834,660
Financial Agent Services	4,265,433	4,055,903
Asset Management	5,311,463	4,465,702
Retail Brokerage	162,459	154,689
Total Risk Weighted Assets	759,051,326	661,615,663
Total Capital Requirement	60,724,106	57,064,351
Banking Book's Interest Rate Risk	3,535,922	5,180,343

Additional Common equity (ACPS) (3)	26,566,796	15,713,372
ACP Conservation	18,976,283	12,405,294
ACP Systemic	7,590,513	3,308,078

(1) Risk weighting factors defined according to Articles 23-A and 23-B of Circular Letter of Central Bank of Brazil No. 3,644/13, as amended by Circular Letter No. 3,949 of June 25, 2019;

(2) Risk weighting factor defined according to Article 26-A of Circular Letter of Central Bank of Brazil No. 3,644/13, as amended by Circular Letter No. 3,921 of December 5, 2018;

(3) As established by Circular Letters of Central Bank of Brazil No. 3,848 and No. 3,849;

(4) For purposes of calculation of the market risk, the capital requirement will be the maximum between the internal model and 80% of the standard model, pursuant to Circular Letters No. 3,646 and 3,674 of the Central Bank of Brazil; and

(5) In 2019, the value of the conservation ACP represents 2.5% of the amount of RWA. The systemic ACP represents 1.0% of the amount of RWA Systemic Relevance Factor determined according to Circular Letter No. 3,768 of the Central Bank of Brazil – Total Exposure and GDP of the year before last in relation to the base date: R$1.1 trillion and R$6.6 trillion, respectively. The contracyclical ACP remained at 0% of the amount of RWA, pursuant to Communication No. 34,724/19 of Central Bank of Brazil, where the RWA of the loan risk to the non-banking private sector (RWACPrNB) is R$601 billion in Brazil.

3.7.     Insurance risk/subscription risk

Insurance risk is the risk related to a possible loss event that may occur in the future and for which there is uncertainty over the amount of damages that result from it. A component of insurance risk is underwriting risk, which arises from an adverse economic situation not matching the Organization's expectations at the time of drafting its underwriting policy, with regard to the uncertainties existing in the definition of actuarial assumptions as well as in the constitution of technical provisions as well as for pricing and calculating insurance premiums and contributions. In short, it refers to the risk of the frequency or severity of loss events or benefits exceeding the Organization's estimates.

Underwriting risk is managed by the Technical Department. Underwriting and risk acceptance policies are periodically evaluated by working groups. In addition, one of the main tasks of the Board for Risk Management, Internal Controls and Compliance an integral part of the Risk Management Structure, has as one of its main duties, the structuring of internal models for underwriting risks and calculation of regulatory capital for these businesses and certifies the pricing studies for new products.

The management process seeks to diversify insurance operations, aiming to excel at balancing the portfolio, and is based on the grouping of risks with similar characteristics in order to reduce the impact of individual risks.

       82    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Uncertainties over estimated future claim payments

Claims are due as they occur. The Organization must indemnify all covered events that occurred during the policy period, even if a loss is discovered after coverage ends. As a result, claims are reported over a period and a significant portion are accounted for in the Provisions for Claims Incurred but Not Reported (IBNR). The estimated cost of claims includes direct expenses to be incurred when settling them.

Giving the uncertainties inherent to the process for estimating claims provisions, the final settlement may be different than the original provision.

Asset and liability management (ALM)

The Organization periodically analyzes future cash flows on assets and liabilities held in portfolio (ALM – Asset Liability Management). The method used for ALM analysis is to observe the sufficiency or insufficiency of the present value of the stream of assets in relation to the present value of the stream of liabilities, and the duration of assets in relation to that of liabilities. The aim is to verify that the situation of the portfolio of assets and liabilities is balanced in order to honor the Organization's future commitments to its participants and insured persons.

The actuarial assumptions used to generate the flow of liabilities are in line with actuarial practices and also with the characteristics of the Organization's product portfolio.

Risk management by product

Monitoring the insurance contract portfolio enables us to track and adjust premiums practiced, as well as assess the need for alterations. Other monitoring tools in use include: (i) sensitivity analysis, and (ii) algorithmic checks and corporate system notifications (underwriting, issuance and claims).

The main risks associated with non-life insurance

•      Oscillations in the incidence, frequency and severity of the claims and the indemnifications of claims in relation to the expectations;

•      Unpredictable claims arising from an isolated risk;

•      Inaccurate pricing or inadequate underwriting of risks;

•      Inadequate reinsurance policies or risk transfer techniques; and

•      Insufficient or excessive technical provisions.

Generally the property insurance underwritten is of short duration.

The underwriting strategies and goals are adjusted by management and informed through internal guidelines and practice and procedure manuals.

The risks inherent to the main property insurance business lines are summarized as follows:

•        Auto insurance includes, among other things, physical damage to the vehicle, loss of the insured vehicle, third-party liability insurance for vehicles and personal accident for passengers; and

•       Business, home and miscellaneous insurance includes, among other things, fire risks (e.g. fire, explosion and business interruption), natural disasters (earthquakes, storms and floods), engineering lines (explosion of boilers, breakdown of machinery and construction) and marine (cargo and hull) as well as liability insurance.

Non-life insurance risk management

The Organization monitors and evaluates risk exposure and undertakes the development, implementation and revision of guidelines related to underwriting, treatment of claims, reinsurance and constitution of technical provisions. The implementation of these guidelines and the management of these risks are supported by the technical departments of each risk area.

Bradesco     83

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The Technical Departments has developed mechanisms, e.g. risk grouping by CPF, CNPJ (Individual and Corporate Taxpayer’s ID) and risky addresses, that identify, quantify and manage accumulated exposures in order to keep them within the limits defined in the internal guidelines.

The main risks associated with life insurance and private pension plans

Life insurance and private pension plans are generally long-term in nature and, accordingly, various actuarial assumptions are used to manage and estimate the risks involved, such as: assumptions about returns on investments, longevity, mortality and persistence rates in relation to each business unit. Estimates are based on historical experience and on actuarial expectations.

The risks associated with life insurance and private pension plans include:

•     Biometric risks, which includes mortality experience, adverse morbidity, longevity and disability. The mortality risk may refer to policyholders living longer than expected (longevity) or passing away before expected. This is because some products pay a lump sum if the person dies, and others pay regular amounts while the policyholder is alive;

•     Policyholder’s behavior risks, which includes persistence rate experience. Low persistence rates for certain products may result in less policies/private pension plan agreements remaining contracted to help cover fixed expenses and may reduce future positive cash flows of the underwritten business. A low persistence rate may affect liquidity of products which carry a redemption benefit;

•     Group life-insurance risk results from exposure to mortality and morbidity rates and to operational experience worse than expected on factors such as persistence levels and administrative expenses; and

•     Some Life and Pension Plan products have pre-defined yield guarantees, and thereby face risk from changes in financial markets, returns on investments and interest rates that are managed as a part of market risk.

Life insurance and private pension plan risk management

•     The Organization monitors and assesses risk exposure and is responsible for developing, implementing and reviewing policies relating to underwriting, processing claims, and technical reserves for insurance purposes. Implementation of these policies and management of these risks are supported by the Technical Department;

•     The Technical Department has developed mechanisms, such as analysis of possible risk accumulations based on monthly reports, that identify, quantify and manage accumulated exposures to keep them within limits defined by internal policies;

•     Longevity risks are carefully monitored in relation to the most recent data and to the trends in the environments in which the Organization operates. Management monitors exposure to this risk and the capital implications of it in order to manage the possible impacts, as well as to ensure that business has the capital that it may require. The Management adopts improvement assumptions in its calculation of technical provisions in order  to predict and thus be covered for possible impacts generated by the improvement in life expectancy of the insured/assisted population;

•     Mortality and morbidity risks are partially mitigated through reinsurance contracts for catastrophes;

•     Persistency risk is managed through frequent monitoring of the Organization’s experience. Management has also defined rules on the management and monitoring of persistence and the implementation of specific initiatives to improve, when appropriate, the renewal of policies that expire; and

•     The risk of a high level of expenses is primarily monitored through the evaluation of the profitability of the business units and the frequent monitoring of expense levels.

       84    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The main risks associated with health and dental insurance

•      Variations in cause, frequency and severity of indemnities of claims compared to expectations;

•      Unforeseen claims resulting from isolated risk;

•      Incorrect pricing or inadequate subscription of risks; and

•      Insufficient or overvalued technical provisions.

For individual health insurance, for which certain provisions are calculated based on expected future cash flows (difference between expected future claims and expected future premiums), there are a number of risks, in addition to those cited above, such as biometric risk, including mortality and longevity experience and the insured's behavioral risk, which covers persistency experience, as well as interest-rate risk that is managed as a part of market risk.

Management of health and dental insurance risk

•     The Organization monitors and evaluates risk exposure and is responsible for the development, implementation and review of policies that cover subscription, treatment of claims and technical insurance provisions. The implementation of these policies and management of risks are supported by the Superintendent of Actuary and Statistics;

•     The Superintendent of Actuary and Statistics has developed mechanisms, such as statistical reports and performance by type that identify, quantify and manage accumulated exposure in order to keep it within the limits defined by internal policies;

•     Longevity risk is carefully monitored using the most recent data and tendencies of the environment in which the Organization operates. Management monitors exposure to this risk and its capital implications in order to manage possible impacts, as well as the funding that the future business needs;

•     Persistency risk is managed through the frequent management of the Organization’s experience. Management has also established guidelines for the management of persistency in order to monitor and implement specific initiatives, when necessary, to improve retention of policies; and

•     The risk of elevated expenses is primarily monitored through the evaluation of the profitability of business units and the frequent monitoring of expense levels.

Results of sensitivity analysis –  Life, Non life and Health and Dental Insurance

For each sensibility scenario the impact is shown in the income and shareholders' equity after taxes and contributions, in a reasonable and possible change in just a single factor. We emphasize that the insurance operations are not exposed to significant currency risk.

Sensitivity factor	Description of sensitivity factor applied
Interest rate	Effect of lowering the risk free forward yield curve rate
Loss events	Impact on the business of increased loss events and claims
Longevity (improvement)	Impact of an improved survival estimates on annuity contracts
Conversion to income	Impact on annuity contracts of a higher rate of conversion to income

Sensitivity tests for pension plan products, including Life Insurance with Survival Coverage (VGBL), and for Individual Life Insurance (which is a Life product), were made considering the same bases of the TAP test with variation in the assumptions listed below:

	R$ thousand
	On December 31, 2019
	Interest rate	Longevity (improvement)	Conversion to income
Percentage adjustment to each assumption:	Variation of -5%	0.2%	+ 5 b.p.

Traditional plans (contributing period)	(74,077)	(12,415)	(29,520)
PGBL and VGBL (contributing period)	(9,217)	(1,819)	(38,797)
All plans(retirement benefit period)	(123,647)	(63,917)	-
Total	(206,941)	(78,151)	(68,317)

Bradesco     85

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

For non life, life (except individual life) and health insurance, the table below shows increase in the events/claims were to rise 1 percentage point over the 12 months from the calculation base date.

	R$ thousand
	Gross of reinsurance		Net of reinsurance
	On December 31		On December 31
	2019	2018	2019	2018
Auto	(24,258)	(21,721)	(24,258)	(21,721)
RE (Elementary branch)	(9,953)	(8,366)	(9,664)	(7,980)
Life	(31,701)	(29,633)	(31,549)	(29,541)
Dental	(4,984)	(3,941)	(4,984)	(3,941)
Health	(123,571)	(104,574)	(123,571)	(104,574)

Limitations of sensitivity analysis

Sensitivity analyses show the effect of a change in an important premise while other premises remain unchanged. In real situations, premises and other factors may be correlated. It should also be noted that these sensitivities are not linear and therefore greater or lesser impacts should not be interpolated or extrapolated from these results.

Sensitivity analyses do not take account of the fact that assets and liabilities are managed and controlled. Additionally, the Organization’s financial position may vary with any movement occurring in the market. For example, the risk management strategy aims to manage exposure to fluctuations in the market. As investment markets move through various levels, management initiatives may include sales of investments, altered portfolio allocations, and other protective measures.

Other limitations of the sensitivity analyses include the use of hypothetical market movements to show the potential risk, which only represents Management’s view of possible market changes in the near future, which cannot be foreseen with certainty, and they also assume that all interest rates move in the same manner.

Risk concentration

Potential exposures are monitored, analyzing certain concentrations in some type of insurance. The table below shows risk concentration by type of insurance (except health and dental), based on net premiums, net of reinsurance:

Premium issued by branch, net of cancellation	R$ thousand
	On December 31
	2019	2018
Auto	4,115,426	3,987,645
RE (Elementary branch)	1,600,632	1,485,537
Traditional plans	1,184,755	1,892,855
Life insurance	8,588,654	7,041,906
VGBL	25,563,864	23,492,119
PGBL	2,770,148	2,461,808

Credit risk of insurance

Credit risk consists of the possible incurrence of losses associated with non-performance, by the borrower or counterparty, of its financial obligations according to agreed terms, as well as the fall in value of any credit agreement as a result of deterioration in the risk classification of the borrower, and other losses related to any non-performance of financial obligations by the counterparty.

Credit risk management

Credit risk management in the Organization is a continuous and evolving process including the mapping, development, evaluation and diagnosis of existing models, instruments and procedures that requires a high level of discipline and control in the analysis of operations to preserve the integrity and independence of processes.

       86    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As noted above, credit risk is managed at the corporate level using structured, independent internal procedures based on proprietary documentation and reports, duly assessed by the risk management structures of Organization, and based on the gradual deployment of internal models for the determination, measurement and calculation of capital.

Reinsurance policy

No matter how conservative and selective insurers are in the choice of their partners, the purchase of reinsurance presents, naturally embedded in its operation, a credit risk. However, in Brazil this risk has relatively decreased due to current legal laws and regulations, once insurers should operate with reinsurers registered with SUSEP, that are classified as local, admitted or occasional. Reinsurers classified as admitted and occasional, headquartered abroad, must meet specific minimum requirements set forth in current legislation.

The Bradesco Organization’s policy for purchasing reinsurance and approval of reinsurers are the responsibility of the Board of Executive Officers, observing to the minimum legal requirements and regulations, some of them aimed at minimizing the credit risk intrinsic to the operation, and considering the shareholders' equity consistent with amounts transferred.

Another important aspect of managing reinsurance operations is the fact that the Organization aims to work within its contractual capacity, thereby avoiding the frequent purchases of coverages in optional agreements and higher exposures to the credit risk.

Practically, all property damage portfolios, except automotive, are hedged by reinsurance which, in most cases, is a combination of proportional and non-proportional plans by risk and/or by event.

Currently, part of the reinsurance contracts (proportional and non-proportional) are transferred to IRB Brasil Resseguros S.A. Some admitted reinsurers participate with lower individual percentages, but all have minimum capital and rating higher than the minimum established by the Brazilian legislation, which, in Management's judgment, reduces the credit risk.

Exposure to insurance credit risk

Management believes that maximum exposure to credit risk arising from premiums to be paid by insured parties is low, since, in some cases, coverage of claims may be canceled (under Brazilian regulations), if premiums are not paid by the due date. Exposure to credit risk for premium receivables differs between risks yet to be incurred and risks incurred, since there is higher exposure on incurred-risk lines for which coverage is provided in advance of payment of the insurance premium.

The Organization is exposed to concentrations of risk with individual reinsurance companies, due to the nature of the reinsurance market and strict layer of reinsurance companies with acceptable loan ratings. The Organization manages the exposures of its reinsurance counterparties, limiting the reinsurance companies that may be used, and regularly assessing the default impact of the reinsurance companies.

3.8.     Operational Risk

Operational risk is represented by the possibility of incurring losses arising from failures, deficiencies or the inadequacy of internal processes, people, systems and external events. This includes legal risk, associated with the activities we carry out.

Operational Risk Management Process

We have adopted the Three Lines of Defense model, which consists of identifying and assigning specific responsibilities to the Departments so that essential operational risk management tasks are performed in an integrated and coordinated manner. Accordingly, the following procedures are carried out:

Bradesco     87

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

•      Identifying, assessing, and monitoring the operational risks inherent in our activities;

•      Assessing the operational risks inherent in new products and services, in order to promote their adequacy to the legislation, procedures and controls;

•      Mapping and addressing records of operational losses to make up an internal data base;

•      Provide analyses that offer quality information to Departments, aimed at improving operational risk management;

•      Evaluating the scenarios and indicators for the purposes of economic capital composition and improvement of the Organization's risk maps;

•      Assessing and calculating regulatory and economic capital needs in connection with the operational risk; and

•      Preparing reports on the operational risk and its main aspects in order to support the strategic decisions of the Organization.

These procedures are supported by a number of internal controls, validated on an independent basis in relation to their effectiveness and operations, in order to meet the risk appetite limits established by the Organization.

Operational risk is primarily controlled and followed up by an independent area, the Integrated Risk Control Department, and is supported by a number of areas that integrate the management process of this risk.

4)    Estimates and judgments

The Organization makes estimates and judgments that can affect the reported amount of assets and liabilities within the next financial year. All estimates and judgments required in conformity with IFRS are best estimates undertaken in accordance with the applicable standard. Such estimates and judgments are continually evaluated and based in our historical experience and a number of other factors including future event expectations, regarded as reasonable, under the current circumstances. In 2019, refinements were made to the assumptions used for certain provisions, whose effects are shown in the notes 26, 28 e 36.

The estimates and judgments that have a significant risk and might have a relevant impact on the amounts of assets and liabilities within the next financial year are disclosed below. The actual results may be different from those established by these estimates and judgments.

Fair value of financial instruments

Financial instruments recognized at fair value in our consolidated financial statements consist primarily of financial assets measured at fair value through profit or loss, including derivatives and financial assets classified as measured at fair value through other comprehensive income. The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participant at the reporting.

These financial instruments are categorized within a hierarchy based on the lowest level of input that is significant to the fair value measurement. For instruments classified as level 3, we have to apply a significant amount of our own judgment in arriving at the fair value measurement. We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In applying our judgment, we look at a range of third-party prices and transaction volumes to understand and assess the extent of market benchmarks available and the judgments or modeling required in third-party processes. Based on these factors, we determine whether the fair values are observable in active markets or whether the markets are inactive.

Imprecision in estimating unobservable market inputs can impact the amount of revenue or loss recorded for a particular position. Furthermore, while we believe our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value on the reporting date. For a detailed discussion of the determination of fair value of financial instruments, see Note 3.4.

       88    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Expected credit loss

The measurement of the provision for expected credit losses on loans for financial assets measured at amortized cost and FVOCI requires the use of complex quantitative models and assumptions about future economic conditions and loan behavior.

Several significant judgments are also required to apply the accounting requirements for the measurement of the expected credit loss, such as:

•     Determine the criteria in order to establish the significant increase of credit risk;

•     Select quantitative models and assumptions suitable for the measurement of the expected credit loss;

•     Establish several prospective scenarios and assumptions;

•     Group similar financial assets for purposes of measuring the expected credit loss; and

•     Define the expected time frame of exposure to credit risk for instruments without the contractual maturity defined.

The process to determine the level of provision for expected credit loss requires estimates and the use of judgment; it is possible that actual losses presented in subsequent periods will differ from those calculated according to current estimates and assumptions.

The explanation of assumptions and estimation techniques used in the measurement of expected credit loss is further detailed in Note 3.1.

Impairment of intangible assets and goodwill

The Organization analyzes, at least annually, whether the carrying value of intangible assets and goodwill (includes goodwill identified in the acquisition of associates) was impaired. The first step of the process requires the identification of independent Cash-Generating Units and the allocation of goodwill to these units. The carrying amount of the CGU, including the allocated goodwill, is compared to its recoverable amount to determine whether any impairment exists. If the value in use of a cash-generating unit is less than its carrying value, goodwill will be impaired. Detailed calculations may need to be carried out taking into consideration changes in the market in which a business operates (e.g. competitive activity, regulatory change). The value in use is based upon discounting expected pre-tax cash flows at a risk-adjusted interest rate appropriate to the operating unit, the determination of both requires one to exercise one’s judgment. While forecasts are compared with actual performance and external economic data, expected cash flows naturally reflect the Organization’s view of future performance.

Income tax

The determination of the amount of our income tax liability is complex, and our assessment is related to our analysis of our deferred tax assets and liabilities and income tax payable. In general, our evaluation requires that we estimate future amounts of current and deferred taxes. Our assessment of the possibility that deferred tax assets are realized is subjective and involves assessments and assumptions that are inherently uncertain in nature. The underlying support for our assessments and assumptions could change over time as a result of unforeseen events or circumstances, affecting our determination of the amount of our tax liability.

Significant judgment is required in determining whether it is more likely than not that an income tax position will be sustained upon examination, even after the outcome of any related administrative or judicial proceedings based on technical merits. Further judgment is then required to determine the amount of benefit eligible for recognition in our consolidated financial statements.

In addition, we have monitored the interpretation of tax laws by, and decisions of, the tax authorities and Courts so that we can adjust any prior judgment of accrued income taxes. These adjustments may also result from our own income tax planning or resolution of income tax controversies, and may be material to our operating results for any given period. For additional information about income tax, see Note 16.

Bradesco     89

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Technical insurance provisions

Insurance technical provisions (reserves) are liabilities representing estimates of the amounts that will become due at a future date, to or on behalf of our policyholders – see Note 2(l). Expectations of loss ratio, mortality, longevity, length of stay and interest rate are used. These assumptions are based on our experience and are periodically reviewed against industry standards to ensure actuarial credibility.

Contingent liabilities

The Provisions are regularly reviewed and constituted, where the loss is deemed probable, based on the opinion of the legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing. Contingencies classified as Probable Loss are recorded in the Consolidated Statements of Financial Position under "Other Provisions".

5)    Operating segments

The Organization operates mainly in the banking and insurance segments. Our banking operations include operations in the retail, middle-market and corporate sectors, lease, international bank operations, investment bank operations and as a private bank. The Organization also conducts banking segment operations through its branches located throughout the country, in branches abroad and through subsidiaries as well as by means of shareholding interests in other companies. Additionally we are engaged in insurance, supplemental pension plans and capitalization bonds through our subsidiary, Bradesco Seguros S.A. and its subsidiaries.

The following segment information was prepared based on reports made available to Management to evaluate performance and make decisions regarding the allocation of resources for investments and other purposes. Our Management uses a variety of accounting information, which includes the proportional consolidation of associates and joint ventures. Accordingly, the information of the segments shown in the following tables was prepared in accordance with the specific procedures and other provisions of the Financial Institutions Accounting Plan and the total amounts, which correspond to the consolidated information, were prepared in accordance with IFRS, issued by the IASB.

The main assumptions for the segmentation of income and expenses include (i) surplus cash invested by the entities operating in insurance, supplemental pension and capitalization bonds are included in this segment, resulting in an increase in net interest income; (ii) salaries and benefits and administrative costs included in the insurance, supplemental pension and capitalization bonds segment consist only of cost directly related to these operations, and (iii) costs incurred in the banking operations segment related to the infrastructure of the branch network and other general indirect expenses have not been allocated between segments.

In 2019, we reviewed the presentation of results by segment, to align with that used by management for decision making and other information provided to the market. For the purposes of comparability, the previous periods have been reclassified.

       90    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	For the year ended December 31, 2019 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	113,402,430	22,936,178	228,386	(2,651,701)	133,915,293	(818,428)	125,364	(8,915,835)	124,306,394
Expenses from financial intermediation (4)	(49,683,456)	(16,930,146)	-	2,651,701	(63,961,901)	104,508	2,404,402	2,835,005	(58,617,986)
Financial margin	63,718,974	6,006,032	228,386	-	69,953,392	(713,920)	2,529,766	(6,080,830)	65,688,408
Allowance for loan losses	(18,891,493)	-	-	-	(18,891,493)	170,961	-	4,716,005	(14,004,527)
Gross income from financial intermediation	44,827,481	6,006,032	228,386	-	51,061,899	(542,959)	2,529,766	(1,364,825)	51,683,881
Income from insurance, pension plans and capitalization bonds	-	8,935,610	-	33,355	8,968,965	(6,840)	-	13,680	8,975,805
Fee and commission income	31,135,507	2,028,371	306,865	(136,176)	33,334,567	(4,128,937)	(2,254,425)	(1,613,529)	25,337,676
Personnel expenses	(23,072,600)	(2,030,224)	(390,706)	-	(25,493,530)	710,807	-	256,405	(24,526,318)
Other administrative expenses (5)	(20,327,502)	(1,495,894)	(194,265)	611,500	(21,406,161)	1,419,119	(249,173)	(2,119,131)	(22,355,346)
Tax expenses	(6,203,188)	(1,110,470)	(72,662)	-	(7,386,320)	528,090	-	-	(6,858,230)
Share of profit (loss) of unconsolidated and jointly controlled companies	12,921	276,165	8,046	-	297,132	906,399	-	(2,449)	1,201,082
Other operating income / expenses	(21,082,041)	(734,635)	99,071	(508,679)	(22,226,284)	663,471	(26,168)	2,012,421	(19,576,560)
Operating profit	5,290,578	11,874,955	(15,265)	-	17,150,268	(450,850)	-	(2,817,428)	13,881,990
Non-operating income	(537,428)	26,800	133	-	(510,495)	(9,583)	-	19,166	(500,912)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	10,431,415	(4,490,945)	2,372	-	5,942,842	460,433	-	1,388,854	7,792,129
Net Income in 2019	15,184,565	7,410,810	(12,760)	-	22,582,615	-	-	(1,409,408)	21,173,207
Total assets	1,264,627,391	325,767,085	5,014,369	(186,104,068)	1,409,304,777	(8,436,501)	(41,729,208)	19,388,617	1,378,527,685
Investments in associates and joint ventures	106,628,723	2,261,867	6,603	(106,710,041)	2,187,152	5,103,609	-	344,851	7,635,612
Total liabilities	1,064,606,520	287,062,911	1,167,684	(79,394,027)	1,273,443,088	(7,333,871)	(41,729,208)	18,604,102	1,242,984,111

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) Includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income ”and“ Net gains / (losses) from operations in foreign currency ”; and

(5) Includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

Bradesco     91

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	For the year ended December 31, 2018 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	110,639,034	18,612,108	256,364	(1,727,080)	127,780,426	(1,084,631)	(1,084,034)	(13,064,806)	112,546,955
Expenses from financial intermediation (4)	(52,958,441)	(13,365,526)	-	1,727,080	(64,596,887)	88,764	3,729,581	5,533,873	(55,244,669)
Financial margin	57,680,593	5,246,582	256,364	-	63,183,539	(995,867)	2,645,547	(7,530,933)	57,302,286
Allowance for loan losses	(18,319,973)	-	-	-	(18,319,973)	94,494	-	1,960,644	(16,264,835)
Gross income from financial intermediation	39,360,620	5,246,582	256,364	-	44,863,566	(901,373)	2,645,547	(5,570,289)	41,037,451
Income from insurance, pension plans and capitalization bonds	-	8,320,676	-	39,858	8,360,534	-	-	-	8,360,534
Fee and commission income	30,022,769	2,169,807	354,734	(221,722)	32,325,588	(4,578,360)	(2,527,231)	(1,388,407)	23,831,590
Personnel expenses	(18,102,452)	(1,643,734)	(239,461)	-	(19,985,647)	854,580	-	259,605	(18,871,462)
Other administrative expenses (5)	(19,126,128)	(1,609,750)	(204,736)	649,851	(20,290,763)	971,706	(119,519)	(2,243,641)	(21,682,217)
Tax expenses	(5,660,519)	(960,453)	(73,649)	-	(6,694,621)	597,722	-	-	(6,096,899)
Share of profit (loss) of unconsolidated and jointly controlled companies	6,620	206,272	(14,879)	-	198,013	1,420,804	-	61,558	1,680,375
Other operating income / expenses	(11,943,485)	(998,070)	193,794	(467,967)	(13,215,728)	891,788	1,203	4,376,193	(7,946,544)
Operating profit	14,557,425	10,731,330	272,167	20	25,560,942	(743,133)	-	(4,504,981)	20,312,828
Non-operating income	(929,396)	32,145	2,406	(20)	(894,865)	24,052	-	-	(870,813)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,134,166)	(4,374,553)	(72,405)	-	(5,581,124)	719,081	-	2,168,467	(2,693,576)
Net Income in 2018	12,493,863	6,388,922	202,168	-	19,084,953	-	-	(2,336,514)	16,748,439
Total assets	1,251,749,713	304,004,114	5,966,071	(175,709,936)	1,386,009,962	(8,731,352)	(89,986,505)	18,251,609	1,305,543,714
Investments in associates and joint ventures	97,416,676	2,617,258	60,894	(97,903,242)	2,191,586	5,619,603	-	314,610	8,125,799
Total liabilities	1,068,861,135	270,540,773	1,148,139	(77,806,694)	1,262,743,353	(7,630,632)	(89,986,505)	15,741,378	1,180,867,594

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the loss expected from financial assets, business models, effective interest rate and business combinations;

(4) Includes, in the Consolidated IFRS, the balances referring to “Net gains / (losses) on financial assets and liabilities at fair value through profit or loss”, “Net gains / (losses) on financial assets at fair value through other comprehensive income ”and“ Net gains / (losses) from operations in foreign currency ”; and

(5) Includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

       92    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	For the year ended December 31, 2017 - R$ thousand
	Banking	Insurance, pension and capitalization bonds	Other Activities	Eliminations	Managerial Income Statement	Proportionately consolidated (1)	Adjustments of Consolidation (2)	Adjustments (3)	Consolidated in accordance with IFRS

Revenue from financial intermediation	130,015,483	23,564,395	262,868	(1,331,236)	152,511,510	(1,321,024)	(2,928,359)	(10,467,896)	137,794,231
Expenses from financial intermediation (4)	(67,744,701)	(18,174,550)	-	1,331,236	(84,588,015)	66,672	5,464,307	3,467,621	(75,589,415)
Financial margin	62,270,782	5,389,845	262,868	-	67,923,495	(1,254,352)	2,535,948	(7,000,275)	62,204,816
Allowance for loan losses	(25,210,020)	-	-	-	(25,210,020)	125,761	-	8,223,424	(16,860,835)
Gross income from financial intermediation	37,060,762	5,389,845	262,868	-	42,713,475	(1,128,591)	2,535,948	1,223,149	45,343,981
Income from insurance, pension plans and capitalization bonds	-	6,791,337	-	738	6,792,075	-	-	-	6,792,075
Fee and commission income	28,566,371	2,063,187	366,446	(133,813)	30,862,191	(4,443,914)	(2,390,311)	(1,279,138)	22,748,828
Personnel expenses	(19,919,896)	(1,591,949)	(295,618)	-	(21,807,463)	797,306	-	286,892	(20,723,265)
Other administrative expenses (5)	(18,845,656)	(1,702,816)	(186,780)	602,760	(20,132,492)	917,548	(60,812)	(2,175,273)	(21,451,029)
Tax expenses	(5,440,571)	(973,477)	(80,715)	-	(6,494,763)	534,145	-	-	(5,960,618)
Share of profit (loss) of unconsolidated and jointly controlled companies	(22,657)	205,278	9,675	-	192,296	1,312,974	-	213,141	1,718,411
Other operating income / expenses	(9,910,746)	(513,611)	215,681	(469,685)	(10,678,361)	1,067,313	(84,825)	5,445,764	(4,250,109)
Operating profit	11,487,607	9,667,794	291,557	-	21,446,958	(943,219)	-	3,714,535	24,218,274
Non-operating income	(729,584)	251,368	(583)	-	(478,799)	4,084	-	-	(474,715)
IT/SC (Income Tax/Soc. Contrib.) and non-controlling interests	(1,836,636)	(4,384,760)	(89,008)	-	(6,310,404)	939,135	-	(1,057,687)	(6,428,956)
Net Income in 2018	8,921,387	5,534,402	201,966	-	14,657,755	-	-	2,656,848	17,314,603
Total assets	1,146,536,514	289,461,412	5,615,832	(143,285,480)	1,298,328,278	(8,877,954)	(78,178,606)	13,081,722	1,224,353,440
Investments in associates and joint ventures	87,010,313	2,602,781	52,223	(87,483,681)	2,181,636	5,840,951	-	234,797	8,257,384
Total liabilities	984,405,043	256,094,800	1,065,836	(55,801,799)	1,185,763,880	(7,744,166)	(78,178,606)	6,818,628	1,106,659,736

(1) They refer to: adjustments of consolidation, originating from proportionally consolidated companies (Grupo Cielo, Grupo Alelo, Crediare, etc.) for management purposes;

(2) Adjustments of consolidation originating from the "non-consolidation" of exclusive funds;

(3) Adjustments due to the differences of the accounting standards used in the management reports and in the financial statements of the Organization that were prepared in the IFRS. The main adjustments refer to the impairment of loans and advances, effective interest rate and business combinations;

(4) Includes, in the Consolidated IFRS, the balances related to “Net gains/(losses) on financial assets and liabilities at fair value through income”, “Net gains/(losses) on financial assets at fair value through other comprehensive income” and “Net gains/(losses) on foreign currency transactions”; and

(5) Includes, in the Consolidated IFRS, the balances referring to depreciation and amortization.

Bradesco     93

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Our operations are substantially conducted in Brazil. Additionally, as of December 31, 2019, we have one branch in New York, one branch in Grand Cayman, and one branch in London, mainly to complement our banking services and assist in import and export operations for Brazilian customers. Moreover we also have subsidiaries abroad, namely: Banco Bradesco Argentina S.A.U. (Buenos Aires), Banco Bradesco Europe S.A. (Luxembourg), Bradesco North America LLC (New York), Bradesco Securities, Inc. (New York), Bradesco Securities UK Limited (London), Cidade Capital Markets Ltd. (Grand Cayman), Bradesco Securities Hong Kong Limited (Hong Kong), Bradesco Trade Services Limited (Hong Kong) and Bradescard Mexico, Sociedad de Responsabilidad Limitada (Mexico).

No income from transactions with a single customer or counterparty abroad represented 10% of the Organization’s income in the period of 2019, 2018 and 2017.

All transactions between operating segments are conducted on an arm's length basis, with intra-segment revenue and costs being eliminated in "Other operations, adjustments and eliminations". Income and expenses directly associated with each segment are included in determining business-segment performance.

6)    Net interest income

	R$ thousand
	Years ended December 31
	2019	2018	2017
Interest and similar income
Loans and advances to banks	6,874,429	9,546,878	5,073,435
Loans and advances to customers:
- Loans	67,807,238	61,949,949	64,767,081
- Leases	256,455	250,791	254,009
Financial assets:
- At fair value through profit or loss	19,436,407	17,538,227	-
- Fair value through other comprehensive income	12,567,751	16,666,298	-
- At amortized cost	13,139,371	12,120,868	-
- For trading	-	-	13,684,574
- Available for sale	-	-	11,351,320
- Held to maturity	-	-	4,883,103
Pledged as collateral	-	-	21,268,934
Compulsory deposits with the Central Bank	4,304,875	3,916,299	4,881,319
Other financial interest income	31,179	63,829	68,553
Total	124,417,705	122,053,139	126,232,328

Interest and similar expenses
Deposits from banks:
- Interbank deposits	(267,636)	(137,154)	(152,550)
- Funding in the open market	(11,784,845)	(15,094,786)	(22,564,515)
- Borrowings and onlending	(4,400,636)	(3,176,469)	(3,068,552)
Deposits from customers:
- Savings accounts	(4,568,663)	(4,646,528)	(5,730,457)
- Time deposits	(7,707,131)	(6,252,440)	(7,536,161)
Funds from issuance of securities	(9,250,005)	(9,054,699)	(13,262,613)
Subordinated debt	(3,708,924)	(3,517,067)	(5,100,017)
Technical provisions for insurance, pension plans and capitalization bonds	(16,930,146)	(13,365,526)	(18,174,550)
Total	(58,617,986)	(55,244,669)	(75,589,415)

Net interest income	65,799,719	66,808,470	50,642,913

       94    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

7)    Fee and commission income

	R$ thousand
	Years ended December 31
	2019	2018	2017
Fee and commission income
Credit card income	7,397,305	6,951,609	6,848,855
Current accounts	7,702,319	7,165,667	6,652,711
Collections	1,935,353	1,982,037	1,965,601
Guarantees	1,257,771	1,463,423	1,570,522
Asset management	1,582,733	1,525,280	1,463,469
Consortium management	1,921,082	1,683,942	1,526,660
Custody and brokerage services	1,134,630	916,083	754,966
Underwriting/ Financial Advisory Services	1,014,607	815,242	801,219
Payments	475,393	448,416	409,267
Other	916,483	879,891	755,558
Total	25,337,676	23,831,590	22,748,828

8)    Net gains/(losses) on financial assets and liabilities at fair value through profit or loss

	R$ thousand
	Year ended December 31
	2019	2018
Fixed income securities	544,554	(1,360,349)
Derivative financial instruments	(1,197,059)	(10,543,169)
Equity securities	(438,412)	226,945
Total	(1,090,917)	(11,676,573)

9)    Net gains/(losses) on financial assets at fair value through other comprehensive income

	R$ thousand
	Year ended December 31
	2019	2018
Fixed income securities	78,455	345,987
Equity securities	572,973	677,312
Dividends received	4,404	50,264
Total	655,832	1,073,563

10)  Net gains/(losses) on foreign currency transactions

Net gains and losses on foreign currency transactions primarily consists of gains or losses from currency trading and translation of monetary items from a foreign currency into the functional currency.

Bradesco     95

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

11)  Gross profit from insurance and pension plans

	R$ thousand
	Years ended December 31
	2019	2018	2017
Written premiums	67,835,874	62,736,288	65,864,591
Supplemental pension plan contributions	3,954,904	4,441,813	5,090,043
Granted coinsurance premiums	(62,903)	(47,232)	(49,715)
Refunded premiums	(467,546)	(769,311)	(667,196)
Net written premiums earned	71,260,329	66,361,558	70,237,723
Reinsurance premiums paid	(68,919)	(91,463)	(191,088)
Premiums retained from insurance and pension plans	71,191,410	66,270,095	70,046,635

Changes in the provision for insurance	(29,047,959)	(25,837,488)	(30,435,868)
Changes in the provision for private pension plans	(2,988,568)	(3,571,734)	(4,369,903)
Changes in the insurance technical provisions and pension plans	(32,036,527)	(29,409,222)	(34,805,771)

Reported indemnities	(28,009,648)	(26,463,800)	(25,924,687)
Claims expenses	(117,705)	(67,298)	(36,068)
Recovery of ceded coinsurance	160,443	117,703	35,332
Recovery of reinsurance	50,237	18,786	116,913
Salvage recoveries	589,906	491,559	488,057
Changes in the IBNR provision	(324,069)	(121,320)	(274,509)
Retained claims	(27,650,836)	(26,024,370)	(25,594,962)

Commissions on premiums	(2,728,176)	(2,655,101)	(2,700,131)
Recovery of commissions	5,855	12,411	19,334
Fees	(422,952)	(353,139)	(403,835)
Brokerage expenses - private pension plans	(101,626)	(125,770)	(153,552)
Changes in deferred commissions	(2,209)	(58,032)	(167,728)
Selling expenses for insurance and pension plans	(3,249,108)	(3,179,631)	(3,405,912)

Gross profit from insurance and pension plans	8,254,939	7,656,872	6,239,990

12)  Personnel expenses

	R$ thousand
	Years ended December 31
	2019 (1)	2018	2017
Salaries	(9,768,305)	(8,350,461)	(9,170,556)
Benefits	(5,911,496)	(4,383,644)	(5,385,133)
Social security charges	(3,470,191)	(2,997,889)	(3,505,290)
Employee profit sharing	(1,803,545)	(1,682,868)	(1,572,472)
Provision for labor claims (2)	(3,382,750)	(1,289,664)	(927,136)
Training	(190,031)	(166,936)	(162,678)
Total (1)	(24,526,318)	(18,871,462)	(20,723,265)

(1) In 2019, it includes R$1,819,232 thousand related to the Voluntary Severance Program (PDV); and

(2) Includes the effect of the calculation methodology refinements. For further information, see Note 36.

       96    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

13)  Other administrative expenses

	R$ thousand
	Years ended December 31
	2019	2018	2017
Outsourced services	(4,808,331)	(4,598,748)	(4,748,308)
Communication	(1,570,224)	(1,541,742)	(1,684,153)
Data processing	(2,145,226)	(2,398,676)	(2,117,085)
Advertising and marketing	(1,300,468)	(1,136,062)	(942,851)
Asset maintenance	(1,231,596)	(1,112,508)	(1,158,840)
Financial system	(1,135,964)	(1,009,209)	(1,033,017)
Rental (1)	(180,648)	(1,142,408)	(1,142,166)
Security and surveillance	(744,036)	(748,577)	(818,221)
Transport	(773,208)	(749,685)	(782,444)
Water, electricity and gas	(440,613)	(412,789)	(405,515)
Advances to FGC (Deposit Guarantee Association)	(433,369)	(408,335)	(418,670)
Supplies	(191,362)	(216,768)	(263,527)
Travel	(302,170)	(286,731)	(261,911)
Other	(1,232,363)	(1,111,724)	(1,105,753)
Total	(16,489,578)	(16,873,962)	(16,882,461)

(1) The IFRS 16 standard changed the accounting for leases, eliminating rental expenses and instead requiring the recognition of depreciation of the right-of-use asset (underlying assets) and interest expense on the leases (Notes 2h, 27 and 37).

14)  Depreciation and amortization

	R$ thousand
	Years ended December 31
	2019	2018	2017
Amortization expenses	(3,128,385)	(3,348,242)	(3,331,240)
Depreciation expenses (1)	(2,737,383)	(1,460,013)	(1,237,328)
Total	(5,865,768)	(4,808,255)	(4,568,568)

(1) The increase in depreciation expense in 2019 refers to the adoption of IFRS 16.

15)  Other operating income/(expenses)

	R$ thousand
	Years ended December 31
	2019	2018	2017
Tax expenses	(6,858,230)	(6,096,899)	(5,960,618)
Legal provision	(4,435,942)	(1,836,429)	(1,238,057)
Assets/liabilities monetary variation	112,799	(147,642)	31,710
Income from sales of non-current assets, investments, and property and equipment, net	(344,627)	(614,895)	(412,957)
Card marketing expenses	(3,207,559)	(3,381,586)	(3,345,927)
Other (1)	(11,481,277)	(2,133,143)	792,492
Total	(26,214,836)	(14,210,594)	(10,133,357)

(1) On December 31, 2019, it includes: (i) impairment losses: in the acquisition of the right to provide financial services, in the amount of R$519,749 thousand; software/hardware, in the amount of R$222,024 thousand; and investment goodwill, in the amount of R$982,536 thousand; (ii) expenses with provision for financial guarantees, in the amount of R$1,252,791 thousand; (iii) expenses with provision for contingencies, related to FCVS, in the amount of R$342,155 thousand and other provisions, in the amount of R$696,469 thousand; and (iv) operating expenses related to insurance operations in 2019 - R$2,774,936 thousand (R$1,976,347 thousand in 2018 and R$1,354,719 thousand in 2017).

Bradesco     97

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

16)  Income tax and social contribution

a)   Calculation of income tax and social contribution charges

	R$ thousand
	Years ended December 31
	2019	2018	2017
Income before income tax and social contribution	13,381,078	19,442,015	23,743,559
Total income tax and social contribution at the current rates (Note 2t)	(5,352,431)	(8,748,907)	(10,684,602)
Effect of additions and exclusions in the tax calculation:
Earnings (losses) of associates and joint ventures	480,433	756,169	773,285
Interest on equity	2,949,143	3,284,368	3,241,955
Other amounts (1)	9,714,984	2,014,794	240,406
Income tax and social contribution for the period	7,792,129	(2,693,576)	(6,428,956)
Effective rate	58.2%	13.9%	27.1%

(1) Primarily, includes: (i) the exchange rate variation of assets and liabilities, derived from investments abroad; (ii) the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November 2019; (iii) incentive deductions; and (iv) equalization of the effective rate of non-financial companies in relation to that shown.

b)   Composition of income tax and social contribution in the consolidated statement of income

	R$ thousand
	Years ended December 31
	2019	2018	2017
Current taxes:
Income tax and social contribution payable	(7,441,945)	(5,657,841)	(8,788,060)
Deferred taxes:
Net Addition/(realization) of temporary differences	14,030,748	1,288,642	2,950,961
Use of opening balances of:
Social contribution loss	(107,984)	(313,223)	(430,584)
Income tax loss	(186,773)	(343,791)	(331,512)
Addition on:
Social contribution loss	1,174,988	870,717	150,371
Income tax loss	323,095	1,461,920	19,868
Total deferred tax expense	15,234,074	2,964,265	2,359,104
Income tax and social contribution	7,792,129	(2,693,576)	(6,428,956)

c)   Deferred income tax and social contribution presented in the consolidated statement of financial position

	R$ thousand
	Balance on December 31, 2018	Amount recorded (2)	Realized/ Decrease	Balance on December 31, 2019
Provisions for credit losses	31,642,800	14,212,786	(6,199,140)	39,656,446
Provision for contingencies	7,534,723	4,790,532	(1,862,405)	10,462,850
Impairment of securities and investments	1,889,028	1,967,811	(1,067,523)	2,789,316
Adjustment to fair value of securities	2,198,742	1,339,401	(2,191,475)	1,346,668
Other	3,336,145	5,025,820	(1,985,059)	6,376,906
Total deductible taxes on temporary differences	46,601,438	27,336,350	(13,305,602)	60,632,186
Income tax and social contribution losses in Brazil and abroad	6,679,495	1,498,083	(294,757)	7,882,821
Total deferred tax assets (1)	53,280,933	28,834,433	(13,600,359)	68,515,007
Deferred tax liabilities (1)	5,798,953	5,011,070	(784,468)	10,025,555
Net deferred taxes (1)	47,481,980	23,823,363	(12,815,891)	58,489,452

       98    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	R$ thousand
	Balance on December 31, 2017	Amount recorded	Realized / Decrease	Balance on December 31, 2018
Provisions for credit losses	26,503,863	11,554,370	(6,415,433)	31,642,800
Provision for contingencies	7,226,482	1,835,386	(1,527,145)	7,534,723
Impairment of securities and investments	1,778,282	572,468	(461,722)	1,889,028
Adjustment to fair value of securities	3,704,393	955,712	(2,461,363)	2,198,742
Other	4,270,767	2,313,692	(3,248,314)	3,336,145
Total tax assets on temporary differences (2)	43,483,787	17,231,628	(14,113,977)	46,601,438
Income tax and social contribution losses in Brazil and abroad (2)	5,003,872	2,332,637	(657,014)	6,679,495
Total deferred tax assets (1)	48,487,659	19,564,265	(14,770,991)	53,280,933
Deferred tax liabilities (1)	6,007,595	2,231,551	(2,440,193)	5,798,953
Net deferred taxes (1)	42,480,064	17,332,714	(12,330,798)	47,481,980

(1) Deferred income and social contribution tax assets and liabilities are offset in the statement of financial position by taxable entity, and were R$8,944,952 thousand in 2019 and R$4,598,364 thousand in 2018; and

(2) Includes the effect of R$6,403,185 thousand, referring to the increase in the social contribution rate on banks' net income from 15% to 20% on temporary differences and negative basis, as established in Constitutional Amendment No. 103 promulgated in November of 2019.

d)   Expected realization of deferred tax assets on temporary differences, tax loss and negative basis of social contribution

	R$ thousand
	Temporary differences		Carry-forward tax losses		Total
	Income tax	Social contribution	Income tax	Social contribution

2020	10,196,257	8,030,746	229,659	185,685	18,642,347
2021	8,517,189	6,721,091	278,169	222,356	15,738,805
2022	7,745,964	6,122,730	334,474	266,691	14,469,859
2023	6,319,696	4,991,692	1,127,995	904,025	13,343,408
2024	813,924	498,520	1,869,069	2,188,807	5,370,320
After 2023	374,575	299,802	33,093	242,798	950,268
Total	33,967,605	26,664,581	3,872,459	4,010,362	68,515,007

e)   Deferred tax liabilities

	R$ thousand
	On December 31
	2019	2018
Timing differences of depreciation – finance leasing	237,400	242,571
Adjustment to fair value of securities	5,054,596	1,200,453
Judicial deposit and others	4,733,559	4,355,929
Total	10,025,555	5,798,953

Bradesco     99

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

f)    Income tax and social contribution on adjustments recognized directly in other comprehensive income

	R$ thousand
	On December 31, 2019			On December 31, 2018			On December 31, 2017
	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax	Before tax	Tax (expense)/ benefit	Net of tax
Financial assets at fair value through other comprehensive income	10,027,427	(4,231,992)	5,795,435	(512,397)	215,482	(296,915)	-	-	-
Financial assets recorded as available for sale	-	-	-	-	-	-	3,418,567	(1,231,202)	2,187,365
Exchange differences on translations of foreign operations	73,867	-	73,867	113,198	-	113,198	23,010	5,992	29,002
Other	(371,887)	167,349	(204,538)	(154,607)	61,843	(92,764)	-	-	-
Total	9,729,407	(4,064,643)	5,664,764	(553,806)	277,325	(276,481)	3,441,577	(1,225,210)	2,216,367

       100    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

17)  Earnings per share

a)   Basic earnings per share

The basic earnings per share was calculated based on the weighted average number of common and preferred shares outstanding, as shown in the calculations below:

	Years ended December 31
	2019	2018 (1)	2017 (1)
Net earnings attributable to the Organization’s common shareholders (R$ thousand)	10,035,723	7,916,635	8,157,920
Net earnings attributable to the Organization’s preferred shareholders (R$ thousand)	10,987,300	8,667,280	8,931,444
Weighted average number of common shares outstanding (thousands)	4,025,988	4,025,988	4,025,988
Weighted average number of preferred shares outstanding (thousands)	4,007,025	4,007,025	4,007,025
Basic earnings per share attributable to common shareholders of the Organization (in Reais)	2.49	1.97	2.03
Basic earnings per share attributable to preferred shareholders of the Organization (in Reais)	2.74	2.16	2.23

(1) All share amounts presented for prior periods have been adjusted to reflect the bonus share issue approved at the Special Shareholders’ Meeting held on March 11, 2019, in the proportion of two new shares for every 10 shares held.

b)   Diluted earnings per share

Diluted earnings per share are the same as basic earnings per share since there are no potentially dilutive instruments.

18)  Cash, balances with banks and cash equivalents

a)  Cash and balances with banks

	R$ thousand
	On December 31
	2019	2018
Cash and due from banks in domestic currency	14,802,308	14,734,228
Cash and due from banks in foreign currency	4,185,462	4,877,776
Compulsory deposits with the Central Bank (1)	90,622,337	87,596,916
Investments in gold	892	823
Total	109,610,999	107,209,743

(1) Compulsory deposits with the Central Bank of Brazil refer to a minimum balance that financial institutions must maintain at the Central Bank of Brazil based on a percentage of deposits received from third parties.

b) Cash and cash equivalents

	R$ thousand
	On December 31
	2019	2018
Cash and due from banks in domestic currency	14,802,308	14,734,228
Cash and due from banks in foreign currency	4,185,462	4,877,776
Interbank investments (1)	42,890,831	90,612,803
Investments in gold	892	823
Total	61,879,493	110,225,630

(1) Refers to operations with maturity date on the effective date of investment equal to or less than 90 days and insignificant risk of change in the fair value. Of this amount, R$38,451,100 thousand (2018 – R$60,443,537 thousand) refers to financial assets pledged as collateral.

Bradesco     101

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

19)  Financial assets and liabilities at fair value through profit or loss

a)     Financial assets at fair value through profit or loss

	R$ thousand
	On December 31
	2019	2018
Financial assets (1)
Brazilian government securities	200,835,878	206,756,050
Bank debt securities	14,984,397	10,164,454
Corporate debt and marketable equity securities	13,391,018	9,303,942
Mutual funds	5,518,833	3,657,393
Brazilian sovereign bonds	47,308	659,603
Foreign governments securities	471,153	849,114
Derivative financial instruments	14,511,190	14,770,594
Total	249,759,777	246,161,150

(1) In 2019 and 2018, no reclassifications were made of Financial Assets at fair value through profit or loss for other categories of financial assets.

b)     Maturity

	R$ thousand
	On December 31
	2019	2018
Maturity of up to one year	22,695,708	12,471,625
Maturity of one to five years	162,184,205	164,553,949
Maturity of five to 10 years	44,090,948	56,868,688
Maturity of over 10 years	8,537,678	5,121,915
No stated maturity	12,251,238	7,144,973
Total	249,759,777	246,161,150

The financial instruments pledged as collateral classified as “Financial assets at fair value through profit or loss”, totaled R$8,040,216 thousand on December 31, 2019 (2018 – R$6,481,098 thousand), being composed primarily of Brazilian government bonds.

The Organization maintained a total of R$6,252,632 thousand on December 31, 2019 (2018 – R$6,220,609 thousand) pledged as collateral for liabilities.

Unrealized net gains/ (losses) included in securities and trading securities totaled R$1,386,484 thousand on December 31, 2019 (2018 – R$(1,066,594) thousand). Net variation in unrealized gains/ (losses) from securities at fair value through profit or loss totaled R$2,453,078 thousand in 2019 (2018 – R$3,679,294).

c)     Liabilities at fair value through profit or loss

	R$ thousand
	On December 31
	2019	2018
Derivative financial instruments	14,244,083	16,152,087
Total	14,244,083	16,152,087

       102    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

20)  Derivative financial instruments

The Organization enters into transactions involving derivative financial instruments with a number of customers for the purpose of mitigating their overall risk exposure as well as managing risk exposure. The derivative financial instruments most often used are highly-liquid instruments traded on the futures market (B3).

(i)    Swap contracts

Foreign currency and interest rate swaps are agreements to exchange one set of cash flows for another and result in an economic exchange of foreign currencies or interest rates (for example fixed or variable) or in combinations (i.e. foreign currency and interest rate swaps). There is no exchange of the principal except in certain foreign currency swaps. The Organization’s foreign currency risk reflects the potential cost of replacing swap contracts and whether the counterparties fail to comply with their obligations. This risk is continually monitored in relation to the current fair value, the proportion of the notional value of the contracts and the market liquidity. The Organization, to control the level of credit risk assumed, evaluates the counterparties of the contracts using the same techniques used in its loan operations.

(ii)   Foreign exchange options

Foreign exchange options are contracts according to which the seller (option issuer) gives to the buyer (option holder) the right, but not the obligation, to buy (call option) or sell (put option) on a certain date or during a certain period, a specific value in foreign currency. The seller receives from the buyer a premium for assuming the exchange or interest-rate risk. The options can be arranged between the Organization and a customer. The Organization is exposed to credit risk only on purchased options and only for the carrying amount, which is the fair market value.

(iii)  Foreign currency and interest rate futures

Foreign currency and interest rate futures are contractual obligations for the payment or receipt of a net amount based on changes in foreign exchange and interest rates or the purchase or sale of a financial instrument on a future date at a specific price, established by an organized financial market. The credit risk is minimal, since the future contracts are guaranteed in cash or securities and changes in the value of the contracts are settled on a daily basis. Contracts with a forward rate are interest-rate futures operations traded individually which require settlement of the difference between the contracted rate and the current market rate over the value of the principal to be paid in cash at a future date.

Bradesco     103

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

(iv)  Forward transactions

A forward operation is a contract of purchase or sale, at a fixed price, for settlement on a certain date. Because it is a futures market, in which the purchase of the share will only be made on the date of maturity, a margin deposit is necessary to guarantee the contract. This margin can be in cash or in securities. The value of the margin varies during the contract according to the variation of the share involved in the operation, to the changes of volatility and liquidity, besides the possible additional margins that the broker could request.

The breakdown of the notional and/or contractual values and the fair value of derivatives held for trading by the Organization is as follows:

	On December 31 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
Futures contracts
Purchase commitments:	140,426,077	-	20,290	-	20,290	237,744,206		12,333	-	12,333
- Interbank market	108,149,874	-	12,659	-	12,659	183,952,954	54,745,811	8,902	-	8,902
- Foreign currency	30,351,663	-	5,560	-	5,560	53,491,092	-	3,174	-	3,174
- Other	1,924,540	777,414	2,071	-	2,071	300,160	11,359	257	-	257
Sale commitments:	231,911,105		(23,676)	-	(23,676)	195,027,332		(21,283)	-	(21,283)
- Interbank market (1)	153,544,202	45,394,328	(18,640)	-	(18,640)	129,207,143	-	(19,133)	-	(19,133)
- Foreign currency (2)	77,219,777	46,868,114	(1,840)	-	(1,840)	65,531,388	12,040,296	(1,911)	-	(1,911)
- Other	1,147,126	-	(3,196)	-	(3,196)	288,801	-	(239)	-	(239)

Option contracts
Purchase commitments:	145,317,995		1,489,325	310,565	1,799,890	53,476,567		1,402,844	108,423	1,511,267
- Interbank market	130,179,263	-	617,942	153,980	771,922	37,543,735	510,899	530,930	29,882	560,812
- Foreign currency	14,233,062	1,019,989	808,235	131,756	939,991	15,102,480	3,464,719	825,937	72,814	898,751
- Other	905,670	-	63,148	24,829	87,977	830,352	106,623	45,977	5,727	51,704
Sale commitments:	253,288,998		(1,519,642)	(12,609)	(1,532,251)	49,394,326		(1,659,204)	13,854	(1,645,350)
- Interbank market	238,999,513	108,820,250	(891,953)	(130,183)	(1,022,136)	37,032,836	-	(1,001,378)	(29,965)	(1,031,343)
- Foreign currency	13,213,073	-	(545,433)	124,936	(420,497)	11,637,761	-	(603,380)	31,513	(571,867)
- Other	1,076,412	170,742	(82,256)	(7,362)	(89,618)	723,729	-	(54,446)	12,306	(42,140)

Forward contracts
Purchase commitments:	16,258,721		1,428,434	1,328	1,429,762	13,597,633		731,145	-	731,145
- Interbank market	232,706	232,706	1,859	1,328	3,187	213,196	213,196	15,577	-	15,577
- Foreign currency	13,794,259	-	(251,175)	-	(251,175)	12,488,149	-	135,002	-	135,002

       104    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

	On December 31 - R$ thousand
	2019					2018
	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value	Nominal value	Net amount value (3)	Original amortized cost	Mark-to-market adjustment	Fair value
- Other	2,231,756	1,563,753	1,677,750	-	1,677,750	896,288	292,398	580,566	-	580,566
Sale commitments:	15,834,563		125,532	(2,167)	123,365	19,213,840		(164,382)	-	(164,382)
- Foreign currency (2)	15,166,560	1,372,301	107,747	-	107,747	18,609,950	6,121,801	(188,372)	-	(188,372)
- Other	668,003	-	17,785	(2,167)	15,618	603,890	-	23,990	-	23,990

Swap contracts
Assets (long position):	70,032,236		9,668,531	987,011	10,655,542	73,302,987		13,411,473	(1,240,227)	12,171,246
- Interbank market	7,703,103	3,424,228	118,969	85,416	204,385	4,439,901	2,835,083	319,859	89,857	409,716
- Fixed rate	38,714,923	19,364,909	8,253,671	(515,320)	7,738,351	51,759,240	23,444,731	11,671,421	(1,910,637)	9,760,784
- Foreign currency	19,746,372	-	1,032,687	1,066,491	2,099,178	15,551,428	-	1,296,270	461,908	1,758,178
- IGPM	670,554	-	124,132	118,554	242,686	753,483	7,483	55,729	54,100	109,829
- Other	3,197,284	-	139,072	231,870	370,942	798,935	-	68,194	64,545	132,739
Liabilities (unrestricted position):	52,232,961		(9,044,701)	(3,161,114)	(12,205,815)	56,105,194		(10,325,457)	(3,651,012)	(13,976,469)
- Interbank market	4,278,875	-	(179,169)	76,722	(102,447)	1,604,818	-	(18,891)	(27,358)	(46,249)
- Fixed rate	19,350,014	-	(5,547,009)	(2,015,586)	(7,562,595)	28,314,509	-	(6,187,482)	(3,397,316)	(9,584,798)
- Foreign currency	21,483,368	1,736,996	(2,750,465)	(605,694)	(3,356,159)	23,368,049	7,816,621	(3,751,368)	25,542	(3,725,826)
- IGPM	893,000	222,446	(167,300)	(170,755)	(338,055)	746,000	-	(117,080)	(75,723)	(192,803)
- Other	6,227,704	3,030,420	(400,758)	(445,801)	(846,559)	2,071,818	1,272,883	(250,636)	(176,157)	(426,793)
Total	925,302,656		2,144,093	(1,876,986)	267,107	697,862,085		3,387,469	(4,768,962)	(1,381,493)

Derivatives include operations maturing in D+1.
(1) It includes: (i) accounting cash flow hedges to protect DI-indexed funding totaling R$76,405,734 thousand (2018 – R$8,285,152 thousand); and (ii) accounting cash flow hedges to protect DI-indexed investments totaling R$21,015,183 thousand (2018 – R$9,784,183 thousand);
(2) Includes specific hedges to protect assets and liabilities, arising from foreign investments. Investments abroad totaling the amount of R$64,376,717 thousand (2018 – R$59,884,730 thousand); and
(3) Reflects the net balance between the Asset and Liability position.

Swaps are contracts of interest rates, foreign currency and cross currency and interest rates in which payments of interest or the principal or in one or two different currencies are exchanged for a contractual period. The risks of swap contracts refer to the potential inability or unwillingness of the counterparties to comply with the contractual terms and the risk associated with changes in market conditions due to changes in the interest rates and the currency exchange rates.

The interest rate and currency futures and the forward contracts of interest rates call for subsequent delivery of an instrument at a specific price or specific profitability. The reference values constitute a nominal value of the respective instrument whose variations in price are settled daily. The credit risk associated with futures contracts is minimized due to these daily settlements. Futures contracts are also subject to risk of changes in interest rates or in the value of the respective instruments.

Bradesco     105

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Credit Default Swap – CDS

In general, these represent a bilateral contract in which one of the counterparties buys protection against a credit risk of a particular financial instrument (its risk is transferred). The counterparty that sells the protection receives a remuneration that is usually paid linearly over the life of the operation.

In the event of a default, the counterparty who purchased the protection will receive a payment, the purpose of which is to compensate for the loss of value in the financial instrument. In this case, the counterparty that sells the protection normally will receive the underlying asset in exchange for said payment.

	On December 31 - R$ thousand
	2019	2018
Risk received in credit Swaps:	3,894,982	3,330,639
- Debt securities issued by companies	791,045	749,735
- Bonds of the Brazilian public debt	3,056,778	2,574,317
- Bonds of foreign public debt	47,159	6,587
Risk transferred in credit Swaps:	(1,108,443)	(271,236)
- Brazilian public debt derivatives	(181,382)	(96,870)
- Foreign public debt derivatives	(927,061)	(174,366)
Total net credit risk value	2,786,539	3,059,403
Effect on Shareholders' Equity	84,382	61,551
Remuneration on the counterparty receiving the risk	(11,945)	(7,372)

The contracts related to credit derivatives transactions described above are due in 2025. There were no credit events, as defined in the agreements, during the period.

The Organization has the following hedge accounting transactions:

Cash Flow Hedge

The financial instruments classified in this category, aims to reduce exposure to future changes in interest rates, which impact the operating results of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) in case of ineffectiveness of the hedge; or (ii) the realization of the hedge object. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of interest receipts from investments in securities (1)	21,015,183	21,127,503	216,845	119,265
Hedge of interest payments on funding (1)	76,405,734	75,942,005	(97,192)	(53,456)
Total in 2019	97,420,917	97,069,508	119,653	65,809
*
Hedge of interest receipts from investments in securities (2)	9,784,183	8,048,943	-	-
Hedge of interest payments on funding (1)	8,285,152	8,054,345	(140,745)	(84,447)
Total in 2018	18,069,335	16,103,288	(140,745)	(84,447)

(1) Referring to the DI interest rate risk, using DI Futures contracts in B3, with the maturity dates until 2021, making the cash flow fixed; and

(2) Referring to the DI interest rate risk, using DI Futures contracts in B3, with maturity dates in 2019, making the cash flow fixed.

The effectiveness of the hedge portfolio is in accordance with accounting standards.

For the next 12 months, the gains/(losses) related to the inefficiency of the cash flow hedge, which we expect to recognize in the income statement, amount to R$(28,413) thousand.

There were no gains/(losses) related to the inefficiency of the cash flow hedge recorded in the income statements in the year ended on December 31, 2019 (R$22,970 thousand in 2018).

       106    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Hedge of investments abroad

The financial instruments classified in this category, have the objective of reducing the exposure to foreign exchange variation of investments abroad, whose functional currency is different from the national currency, which impacts the result of the Organization. The effective portion of the valuations or devaluations of these instruments is recognized in a separate account of shareholders' equity, net of tax effects and is only transferred to income in two situations: (i) hedge ineffectiveness; or (ii) in the disposal or partial sale of the foreign operation. The ineffective portion of the respective hedge is recognized directly in the income statement.

Strategy	On December 31 - R$ thousand
	Hedge instrument nominal value	Hedge object accounting value	Fair Value Accumulated Adjustments in shareholders' equity (gross of tax effects)	Fair Value Accumulated Adjustments in shareholders' equity (net of tax effects)
Hedge of exchange variation on future cash flows (1)	1,919,177	925,820	(388,674)	(213,771)
Total in 2019	1,919,177	925,820	(388,674)	(213,771)
*
Hedge of exchange variation on future cash flows (1)	1,375,232	755,611	(269,039)	(161,423)
Total in 2018	1,375,232	755,611	(269,039)	(161,423)

(1) Whose functional currency is different from the Real, using Forward contracts, with the object of hedging the foreign investment referenced to MXN (Mexican Peso).

The effectiveness of the hedge portfolio is in accordance with accounting standards .

For the next 12 months, the gains/(losses) related to the inefficiency of the hedge of investments abroad, which we expect to recognize in the result, amount to R$(4,172) thousand.

The gains/(losses) related to the inefficiency of the hedge of investments abroad, recorded in income accounts, in the year ended on December 31, 2019 was R$(15,750) thousand (R$(7,943) thousand in 2018).

Unobservable gains on initial recognition

When the valuation depends on unobservable data any initial gain or loss on financial instruments is deferred over the life of the contract or until the instrument is redeemed, transferred, sold or the fair value becomes observable. All derivatives which are part of the hedge relationships are valued on the basis of observable market data.

The nominal values do not reflect the actual risk assumed by the Organization, since the net position of these financial instruments arises from compensation and/or combination thereof. The net position is used by the Organization especially to protect interest rates, the price of the underlying assets or exchange risk. The result of these financial instruments are recognized in “Net gains and losses of financial assets held for trading”, in the consolidated statement of income.

Offsetting of financial assets and liabilities

In accordance with IFRS 7, Bradesco must present the amounts related to financial instruments subject to master clearing agreements or similar agreements. In accordance with IAS 32, a financial asset and a financial liability are offset and their net value presented in the Consolidated Balance Sheet when, and only when, there is a legally enforceable right to offset the amounts recognized and the Bank intends to settle them in a liquid basis, or to realize the asset and settle the liability simultaneously.

Bradesco     107

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The table below presents financial assets and liabilities subject to compensation:

	R$ thousand
	On December 31, 2019			On December 31, 2018
	Gross amount	Related amount offset in the statement of financial position	Net amount	Gross amount	Related amount offset in the statement of financial position	Net amount
Financial assets
Interbank investments	48,278,561	-	48,278,561	60,443,537	-	60,443,537
Derivative financial instruments	14,511,191	-	14,511,191	14,770,594	-	14,770,594

Financial liabilities
Securities sold under agreements to repurchase	174,100,023	-	174,100,023	190,911,877	-	190,911,877
Derivative financial instruments	14,244,083	-	14,244,083	16,152,087	-	16,152,087

On December 31, 2019 and 2018, Bradesco does not have financial instruments in its balance sheet as a result of failing to meet the IAS 32 compensation criteria, or because it has no intention to liquidate them on a net basis, or to realize the assets and settle the liabilities simultaneously.

21)  Financial assets at fair value through other comprehensive income

a)     Financial assets at fair value through other comprehensive income

	R$ thousand
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Brazilian government securities	149,536,012	11,531,621	(732)	161,066,901
Corporate debt securities	5,293,589	318,798	(126,710)	5,485,677
Bank debt securities	5,606,859	534,907	(629,287)	5,512,479
Brazilian sovereign bonds	1,696,120	69,616	(18,804)	1,746,932
Foreign governments securities	6,449,559	5,335	-	6,454,894
Mutual funds	2,236,877	10,049	(15,116)	2,231,810
Marketable equity securities and other stocks	8,938,066	1,069,846	(56,595)	9,951,317
Balance on December 31, 2019	179,757,082	13,540,172	(847,244)	192,450,010

Brazilian government securities	146,656,888	4,251,206	(89,339)	150,818,755
Corporate debt securities	5,932,857	187,874	(145,537)	5,975,194
Bank debt securities	6,371,576	117,435	(567,935)	5,921,076
Brazilian sovereign bonds	1,573,965	28,832	(38,130)	1,564,667
Mutual funds	2,856,590	1,742	(16,971)	2,841,361
Marketable equity securities and other stocks	11,685,525	682,783	(1,438,825)	10,929,483
Balance on December 31, 2018 (1)	175,077,401	5,269,872	(2,296,737)	178,050,536

(1) In June 2018, Management decided to reclassify the Securities measured at fair value through other comprehensive income to be measured at amortized cost, in the amount of R$17,022,922 thousand. This reclassification was the result of the alignment of risk and capital management. Without considering this reclassification of the securities it would have been recognized in other comprehensive income fair value changes in the amount of R$(297,343) thousand.

b)     Maturity

	R$ thousand
	On December 31, 2019		On December 31, 2018
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	33,240,423	33,247,822	75,814,113	75,763,826
From 1 to 5 years	97,066,063	101,397,630	65,896,910	67,290,177
From 5 to 10 years	21,003,150	22,423,476	6,189,446	6,441,750
Over 10 years	17,272,504	23,197,955	15,491,407	17,625,300
No stated maturity	11,174,942	12,183,127	11,685,525	10,929,483
Total	179,757,082	192,450,010	175,077,401	178,050,536

       108    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

The financial instruments pledged as collateral, classified as Financial assets at fair value through other comprehensive income, totalled R$71,964,109 thousand on December 31, 2019 (2018 – R$88,969,378 thousand), being composed mostly of Brazilian government bonds.

The Organization maintained a total of R$11,459,436 thousand in financial assets at fair value through other comprehensive income pledged as collateral for liabilities on December 31, 2019 (2018 – R$2,099,991 thousand)

c)     Investments in equity instruments designated at fair value through other comprehensive income

	R$ thousand
	Cost	Adjustments to Fair Value	Fair Value
Marketable equity securities and other stocks	8,938,066	1,013,251	9,951,317
Total in December 31, 2019	8,938,066	1,013,251	9,951,317

The Organization adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a given market.

d)     Reconciliation of expected losses of financial assets at FVOCI:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total
Expected loss of financial assets at FVOCI on January 1, 2018	21,370	44,482	55,714	121,566
Transferred to Stage 3	(748)	-	-	(748)
Transferred to Stage 1	-	-	748	748
Assets purchased/Assets settled/Reversal	(5,910)	117,579	104,271	215,940
Expected loss of financial assets at FVOCI on December 31, 2018	14,712	162,061	160,733	337,506
New assets originated or purchased/Assets settled or paid	25,128	(149,362)	(14,810)	(139,044)
Expected loss of financial assets at FVOCI on December 31, 2019	39,840	12,699	145,923	198,462

22)  Loans and advances to financial institutions

	R$ thousand
	On December 31
	2019	2018
Repurchase agreements (1)	48,278,561	96,304,582
Loans to financial institutions	10,849,695	8,946,346
Expected Credit Loss	(44,465)	(1,978)
Total	59,083,791	105,248,950

(1) In 2019, it included investments in repo operations given in guarantee, in the amount of R$38,451,100 thousand (R$60,443,537 thousand in 2018).

Bradesco     109

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

23)  Loans and advances to customers

	R$ thousand
	On December 31
	2019	2018
Companies	226,976,385	218,944,963
Financing and On-lending	104,138,378	105,672,794
Financing and export	47,484,556	47,626,728
Housing loans	16,822,185	22,415,363
Onlending BNDES/Finame	16,643,236	18,947,583
Vehicle loans	12,040,355	7,828,417
Import	8,398,252	6,850,465
Leases	2,749,794	2,004,238
Borrowings	111,327,898	102,614,435
Working capital	57,887,358	55,739,546
Rural loans	5,525,886	5,459,694
Other	47,914,654	41,415,195
Operations with limits (1)	11,510,109	10,657,734
Credit card	4,000,712	3,105,494
Overdraft for corporates/ Overdraft for individuals	7,509,397	7,552,240

Individuals	230,415,990	192,547,692
Financing and On-lending	78,615,264	67,861,394
Housing loans	44,175,642	38,179,023
Vehicle loans	28,350,727	23,246,610
Onlending BNDES/Finame	5,872,331	6,222,532
Other	216,564	213,229
Borrowings	105,427,418	83,968,350
Payroll-deductible loans	63,144,951	51,284,334
Personal credit	24,338,888	16,858,123
Rural loans	8,543,433	7,894,249
Other	9,400,146	7,931,644
Operations with limits (1)	46,373,308	40,717,948
Credit card	41,353,388	36,447,880
Overdraft for corporates/ Overdraft for individuals	5,019,920	4,270,068
Total portfolio	457,392,375	411,492,655

(1) It refers to outstanding operations with pre-established limits linked to current account and credit card, whose limits are automatically recomposed as the amounts used are paid.

Financial Leases Receivables

Loans and advances to customers include the following financial lease receivables.

	R$ thousand
	On December 31
	2019	2018
Gross investments in financial leases receivable:
Up to one year	1,076,955	929,858
From one to five years	1,658,449	1,128,477
Over five years	122,111	31,527
Impairment loss on finance leases	(160,382)	(128,564)
Net investment	2,697,133	1,961,298

Net investments in finance leases:
Up to one year	1,012,714	884,853
From one to five years	1,563,529	1,045,773
Over five years	120,890	30,672
Total	2,697,133	1,961,298

       110    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of the gross book value of loans and advances to clients

Stage 1	R$ thousand
	Balance on 12.31.2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	174,823,333	(3,530,473)	(1,047,643)	1,740,309	99,605	(14,129,128)	126,296,922	(91,016,561)	-	193,236,364
Financing and on-lendings	87,491,428	(2,665,550)	(216,644)	793,644	56,979	(6,599,164)	48,322,133	(35,550,497)	-	91,632,329
Borrowings	77,801,046	(788,067)	(771,301)	932,838	34,874	(7,529,964)	70,778,365	(49,009,228)	-	91,448,563
Operations with limits	9,530,859	(76,856)	(59,698)	13,827	7,752	-	7,196,424	(6,456,836)	-	10,155,472
Individuals	164,711,763	(3,830,157)	(2,331,304)	1,939,655	323,117	(15,271,291)	126,773,073	(72,930,660)	-	199,384,196
Financing and on-lendings	62,636,298	(2,196,138)	(567,081)	843,573	62,471	(8,742,813)	31,123,133	(10,161,286)	-	72,998,157
Borrowings	69,241,572	(1,524,297)	(1,697,183)	1,027,710	154,480	(6,528,478)	62,155,926	(34,653,409)	-	88,176,321
Operations with limits	32,833,893	(109,722)	(67,040)	68,372	106,166	-	33,494,014	(28,115,965)	-	38,209,718
Total	339,535,096	(7,360,630)	(3,378,947)	3,679,964	422,722	(29,400,419)	253,069,995	(163,947,221)	-	392,620,560

Stage 2	R$ thousand
	Balance on 12.31.2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	21,750,671	(1,740,309)	(4,150,902)	3,530,473	604,824	(1,537,738)	5,702,723	(11,053,718)	-	13,106,024
Financing and on-lendings	11,855,797	(793,644)	(3,637,599)	2,665,550	183,776	(640,153)	768,132	(4,669,507)	-	5,732,352
Borrowings	9,449,412	(932,838)	(510,021)	788,067	415,621	(897,585)	4,445,528	(6,000,032)	-	6,758,152
Operations with limits	445,462	(13,827)	(3,282)	76,856	5,427	-	489,063	(384,179)	-	615,520
Individuals	15,354,577	(1,939,655)	(1,100,985)	3,830,157	622,122	(1,616,061)	11,754,505	(7,309,945)	-	19,594,715
Financing and on-lendings	4,130,401	(843,573)	(292,952)	2,196,138	70,757	(550,578)	693,061	(835,952)	-	4,567,302
Borrowings	9,122,134	(1,027,710)	(691,602)	1,524,297	479,625	(1,065,483)	8,288,437	(4,610,119)	-	12,019,579
Operations with limits	2,102,042	(68,372)	(116,431)	109,722	71,740	-	2,773,007	(1,863,874)	-	3,007,834
Total	37,105,248	(3,679,964)	(5,251,887)	7,360,630	1,226,946	(3,153,799)	17,457,228	(18,363,663)	-	32,700,739

Bradesco     111

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on 12.31.2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	22,370,956	(99,605)	(604,824)	1,047,643	4,150,902	(552,471)	4,249,360	(3,941,465)	(5,986,498)	20,633,998
Financing and on-lendings	6,325,568	(56,979)	(183,776)	216,644	3,637,599	(237,542)	422,843	(1,756,639)	(1,594,018)	6,773,700
Borrowings	15,363,975	(34,874)	(415,621)	771,301	510,021	(314,929)	3,175,691	(1,928,627)	(4,005,755)	13,121,182
Operations with limits	681,413	(7,752)	(5,427)	59,698	3,282	-	650,826	(256,199)	(386,725)	739,116
Individuals	12,481,355	(323,117)	(622,122)	2,331,304	1,100,985	(1,010,738)	6,655,466	1,502,563	(10,678,618)	11,437,078
Financing and on-lendings	1,094,697	(62,471)	(70,757)	567,081	292,952	(372,611)	215,265	(117,483)	(496,868)	1,049,805
Borrowings	5,604,645	(154,480)	(479,625)	1,697,183	691,602	(638,127)	2,679,383	1,146,472	(5,315,534)	5,231,519
Operations with limits	5,782,013	(106,166)	(71,740)	67,040	116,431	-	3,760,818	473,574	(4,866,216)	5,155,754
Total	34,852,311	(422,722)	(1,226,946)	3,378,947	5,251,887	(1,563,209)	10,904,826	(2,438,902)	(16,665,116)	32,071,076

Consolidated - 3 stages	R$ thousand
	Balance on 12.31.2018	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2019

Companies	218,944,960	(16,219,337)	136,249,005	(106,011,744)	(5,986,498)	226,976,386
Financing and on-lendings	105,672,793	(7,476,859)	49,513,108	(41,976,643)	(1,594,018)	104,138,381
Borrowings	102,614,433	(8,742,478)	78,399,584	(56,937,887)	(4,005,755)	111,327,897
Operations with limits	10,657,734	-	8,336,313	(7,097,214)	(386,725)	11,510,108
Individuals	192,547,695	(17,898,090)	145,183,044	(78,738,042)	(10,678,618)	230,415,989
Financing and on-lendings	67,861,396	(9,666,002)	32,031,459	(11,114,721)	(496,868)	78,615,264
Borrowings	83,968,351	(8,232,088)	73,123,746	(38,117,056)	(5,315,534)	105,427,419
Operations with limits	40,717,948	-	40,027,839	(29,506,265)	(4,866,216)	46,373,306
Total	411,492,655	(34,117,427)	281,432,049	(184,749,786)	(16,665,116)	457,392,375

(1) Composed of advanced settlements, maturities and changes.

       112    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Balance on 12.31.2017	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	157,300,055	(5,081,387)	(1,185,431)	490,136	36,890	(13,690,363)	30,124,524	6,828,911	-	174,823,335
Financing and on-lendings	82,604,674	(3,890,289)	(339,463)	246,449	24,535	(7,504,779)	7,192,088	9,158,213	-	87,491,428
Borrowings	65,403,658	(1,080,522)	(727,142)	205,209	9,480	(6,185,584)	20,069,753	106,196	-	77,801,048
Operations with limits	9,291,723	(110,576)	(118,826)	38,478	2,875	-	2,862,683	(2,435,498)	-	9,530,859
Individuals	144,261,447	(3,466,413)	(3,021,364)	2,609,492	116,247	(14,445,656)	167,239,590	(128,581,582)	-	164,711,761
Financing and on-lendings	54,890,629	(1,920,408)	(615,709)	768,496	38,055	(8,033,056)	67,693,458	(50,185,168)	-	62,636,297
Borrowings	58,814,657	(1,260,962)	(1,654,147)	1,371,131	31,393	(6,412,600)	83,800,332	(65,448,232)	-	69,241,572
Operations with limits	30,556,161	(285,043)	(751,508)	469,865	46,799	-	15,745,800	(12,948,182)	-	32,833,892
Total	301,561,502	(8,547,800)	(4,206,795)	3,099,628	153,137	(28,136,019)	197,364,114	(121,752,671)	-	339,535,096

Stage 2	R$ thousand
	Balance on 12.31.2017	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	23,735,835	(490,136)	(3,784,644)	5,081,387	72,111	(1,297,150)	2,345,978	(3,912,708)	-	21,750,673
Financing and on-lendings	13,146,736	(246,449)	(1,616,645)	3,890,289	24,009	(565,769)	102,265	(2,878,638)	-	11,855,798
Borrowings	9,993,363	(205,209)	(2,091,066)	1,080,522	46,346	(731,381)	2,059,549	(702,712)	-	9,449,412
Operations with limits	595,736	(38,478)	(76,933)	110,576	1,756	-	184,164	(331,358)	-	445,463
Individuals	18,799,389	(2,609,492)	(2,293,514)	3,466,413	97,740	(1,624,519)	13,514,503	(13,995,945)	-	15,354,575
Financing and on-lendings	4,275,595	(768,496)	(378,028)	1,920,408	43,127	(548,043)	1,404,662	(1,818,823)	-	4,130,402
Borrowings	11,194,778	(1,371,131)	(1,217,096)	1,260,962	32,521	(1,076,476)	10,676,902	(10,378,328)	-	9,122,132
Operations with limits	3,329,016	(469,865)	(698,390)	285,043	22,092	-	1,432,939	(1,798,794)	-	2,102,041
Total	42,535,224	(3,099,628)	(6,078,158)	8,547,800	169,851	(2,921,669)	15,860,481	(17,908,653)	-	37,105,248

Bradesco     113

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Balance on 12.31.2017	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	18,904,406	(36,890)	(72,111)	1,185,431	3,784,644	(364,685)	1,814,270	3,397,327	(6,241,440)	22,370,952
Financing and on-lendings	5,698,042	(24,535)	(24,009)	339,463	1,616,645	(267,885)	86,572	481,672	(1,580,397)	6,325,568
Borrowings	12,476,227	(9,480)	(46,346)	727,142	2,091,066	(96,800)	1,509,773	2,879,832	(4,167,441)	15,363,973
Operations with limits	730,137	(2,875)	(1,756)	118,826	76,933	-	217,925	35,823	(493,602)	681,411
Individuals	10,812,533	(116,247)	(97,740)	3,021,364	2,293,514	(1,579,027)	11,532,786	(879,623)	(12,506,201)	12,481,359
Financing and on-lendings	1,136,398	(38,055)	(43,127)	615,709	378,028	(505,434)	2,194,487	(1,454,891)	(1,188,417)	1,094,698
Borrowings	4,373,006	(31,393)	(32,521)	1,654,147	1,217,096	(1,073,593)	7,976,047	(2,830,578)	(5,647,564)	5,604,647
Operations with limits	5,303,129	(46,799)	(22,092)	751,508	698,390	-	1,362,252	3,405,846	(5,670,220)	5,782,014
Total	29,716,939	(153,137)	(169,851)	4,206,795	6,078,158	(1,943,712)	13,347,056	2,517,704	(18,747,641)	34,852,311

Consolidated - 3 stages	R$ thousand
	Balance on 12.31.2017	Amortization	Originated	Constitution/ (Reversion) (1)	(Write off)	Balance on 12.31.2018

Companies	199,940,296	(15,352,198)	34,284,772	6,313,530	(6,241,440)	218,944,960
Financing and on-lendings	101,449,452	(8,338,433)	7,380,925	6,761,247	(1,580,397)	105,672,794
Borrowings	87,873,248	(7,013,765)	23,639,075	2,283,316	(4,167,441)	102,614,433
Operations with limits	10,617,596	-	3,264,772	(2,731,033)	(493,602)	10,657,733
Individuals	173,873,369	(17,649,202)	192,286,879	(143,457,150)	(12,506,201)	192,547,695
Financing and on-lendings	60,302,622	(9,086,533)	71,292,607	(53,458,882)	(1,188,417)	67,861,397
Borrowings	74,382,441	(8,562,669)	102,453,281	(78,657,138)	(5,647,564)	83,968,351
Operations with limits	39,188,306	-	18,540,991	(11,341,130)	(5,670,220)	40,717,947
Total	373,813,665	(33,001,400)	226,571,651	(137,143,620)	(18,747,641)	411,492,655

(1) Composed of advanced settlements, maturities and changes.

       114    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Reconciliation of expected losses from loans and advances to clients

Stage 1	R$ thousand
	Expected loss on 12.31.2018	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	3,443,204	(94,861)	(67,862)	160,068	67,150	(699,827)	3,512,364	(1,072,173)	-	5,248,063
Financing and on-lendings	1,122,680	(37,774)	(8,497)	41,914	34,652	4,017	775,161	(227,085)	-	1,705,068
Borrowings	1,945,637	(52,890)	(57,437)	116,806	23,010	(703,844)	2,515,926	(610,639)	-	3,176,569
Operations with limits	374,887	(4,197)	(1,928)	1,348	9,488	-	221,277	(234,449)	-	366,426
Individuals	7,273,362	(164,394)	(157,138)	177,609	251,008	(750,372)	5,812,053	(4,623,554)	-	7,818,574
Financing and on-lendings	901,119	(66,512)	(34,051)	78,516	28,735	(257,642)	476,691	(187,466)	-	939,390
Borrowings	2,053,854	(79,136)	(107,024)	84,208	94,472	(492,730)	1,716,160	(1,016,759)	-	2,253,045
Operations with limits	4,318,389	(18,746)	(16,063)	14,885	127,801	-	3,619,202	(3,419,329)	-	4,626,139
Total	10,716,566	(259,255)	(225,000)	337,677	318,158	(1,450,199)	9,324,417	(5,695,727)	-	13,066,637

Stage 2	R$ thousand
	Expected loss on 12.31.2018	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	2,547,908	(160,068)	(953,343)	94,861	212,921	(355,917)	1,218,315	(714,572)	-	1,890,105
Financing and on-lendings	1,445,950	(41,914)	(835,870)	37,774	29,175	(205,170)	51,560	(264,569)	-	216,936
Borrowings	1,047,715	(116,806)	(117,292)	52,890	178,660	(150,747)	1,117,295	(401,471)	-	1,610,244
Operations with limits	54,243	(1,348)	(181)	4,197	5,086	-	49,460	(48,532)	-	62,925
Individuals	1,831,813	(177,609)	(173,561)	164,394	384,088	(100,890)	1,672,251	(855,304)	-	2,745,182
Financing and on-lendings	405,730	(78,516)	(38,370)	66,512	30,577	209,080	94,304	(85,905)	-	603,412
Borrowings	1,097,633	(84,208)	(116,067)	79,136	271,118	(309,970)	1,195,503	(485,172)	-	1,647,973
Operations with limits	328,450	(14,885)	(19,124)	18,746	82,393	-	382,444	(284,227)	-	493,797
Total	4,379,721	(337,677)	(1,126,904)	259,255	597,009	(456,807)	2,890,566	(1,569,876)	-	4,635,287

Bradesco     115

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Expected loss on 12.31.2018	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	10,860,724	(67,150)	(212,921)	67,862	953,343	2,832,030	1,938,037	1,863,497	(5,986,498)	12,248,924
Financing and on-lendings	2,681,912	(34,652)	(29,175)	8,497	835,870	727,234	242,132	158,908	(1,594,018)	2,996,708
Borrowings	7,635,874	(23,010)	(178,660)	57,437	117,292	2,104,796	1,162,299	1,829,964	(4,005,755)	8,700,237
Operations with limits	542,938	(9,488)	(5,086)	1,928	181	-	533,606	(125,375)	(386,725)	551,979
Individuals	8,419,460	(251,008)	(384,088)	157,138	173,561	1,339,621	4,773,024	4,652,446	(10,678,618)	8,201,536
Financing and on-lendings	619,474	(28,735)	(30,577)	34,051	38,370	154,279	107,267	132,861	(496,868)	530,122
Borrowings	3,411,114	(94,472)	(271,118)	107,024	116,067	1,185,342	1,818,298	2,776,829	(5,315,534)	3,733,550
Operations with limits	4,388,872	(127,801)	(82,393)	16,063	19,124	-	2,847,459	1,742,756	(4,866,216)	3,937,864
Total	19,280,184	(318,158)	(597,009)	225,000	1,126,904	4,171,651	6,711,061	6,515,943	(16,665,116)	20,450,460

Consolidated - 3 stages	R$ thousand
	Expected loss on 12.31.2018	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2019

Companies	16,851,836	1,776,286	6,668,716	76,752	(5,986,498)	19,387,092
Financing and on-lendings	5,250,542	526,081	1,068,853	(332,746)	(1,594,018)	4,918,712
Borrowings	10,629,226	1,250,205	4,795,520	817,854	(4,005,755)	13,487,050
Operations with limits	972,068	-	804,343	(408,356)	(386,725)	981,330
Individuals	17,524,635	488,359	12,257,328	(826,412)	(10,678,618)	18,765,292
Financing and on-lendings	1,926,323	105,717	678,262	(140,510)	(496,868)	2,072,924
Borrowings	6,562,601	382,642	4,729,961	1,274,898	(5,315,534)	7,634,568
Operations with limits	9,035,711	-	6,849,105	(1,960,800)	(4,866,216)	9,057,800
Total (1)	34,376,471	2,264,645	18,926,044	(749,660)	(16,665,116)	38,152,384

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

       116    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 1	R$ thousand
	Expected loss on 12.31.2017	Transfer to Stage 2	Transfer to Stage 3	Transfer from Stage 2	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	3,335,713	(118,504)	(57,096)	85,724	29,002	62,763	1,362,210	(1,256,607)	-	3,443,205
Financing and on-lendings	364,676	(43,734)	(5,602)	53,074	13,257	(58,043)	263,013	46,746	-	633,387
Borrowings	2,649,815	(68,431)	(44,934)	27,805	5,415	120,806	945,891	(1,201,435)	-	2,434,932
Operations with limits	321,222	(6,339)	(6,560)	4,845	10,330	-	153,306	(101,918)	-	374,886
Individuals	5,574,664	(156,761)	(244,073)	377,145	90,823	(397,813)	4,144,755	(2,115,379)	-	7,273,361
Financing and on-lendings	666,623	(50,642)	(26,489)	87,473	17,688	(184,889)	657,921	(266,566)	-	901,119
Borrowings	1,422,715	(62,664)	(111,543)	141,207	17,569	(212,924)	1,647,363	(787,870)	-	2,053,853
Operations with limits	3,485,326	(43,455)	(106,041)	148,465	55,566	-	1,839,471	(1,060,943)	-	4,318,389
Total	8,910,377	(275,265)	(301,169)	462,869	119,825	(335,050)	5,506,965	(3,371,986)	-	10,716,566

Stage 2	R$ thousand
	Expected loss on 12.31.207	Transfer to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Transfer from Stage 3	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	3,937,935	(85,724)	(728,373)	118,504	49,339	(358,705)	531,426	(916,494)	-	2,547,908
Financing and on-lendings	1,975,122	(53,074)	(258,798)	43,734	13,485	(37,080)	21,195	(258,635)	-	1,445,949
Borrowings	1,887,882	(27,805)	(451,535)	68,431	33,131	(321,625)	484,288	(625,052)	-	1,047,715
Operations with limits	74,931	(4,845)	(18,040)	6,339	2,723	-	25,943	(32,807)	-	54,244
Individuals	2,960,448	(377,145)	(483,620)	156,761	51,081	(328,818)	1,257,897	(1,404,791)	-	1,831,813
Financing and on-lendings	502,267	(87,473)	(58,886)	50,642	16,658	26,754	99,782	(144,015)	-	405,729
Borrowings	1,931,255	(141,207)	(319,807)	62,664	16,155	(355,572)	953,036	(1,048,890)	-	1,097,634
Operations with limits	526,926	(148,465)	(104,927)	43,455	18,268	-	205,079	(211,886)	-	328,450
Total	6,898,383	(462,869)	(1,211,993)	275,265	100,420	(687,523)	1,789,323	(2,321,285)	-	4,379,721

Bradesco     117

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Stage 3	R$ thousand
	Expected loss on 12.31.2017	Transfer to Stage 1	Transfer to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	8,005,494	(29,002)	(49,339)	57,096	728,373	1,675,279	1,377,202	5,337,060	(6,241,440)	10,860,723
Financing and on-lendings	2,503,143	(13,257)	(13,485)	5,602	258,798	601,704	39,820	879,984	(1,580,397)	2,681,912
Borrowings	5,011,637	(5,415)	(33,131)	44,934	451,535	1,073,575	1,002,606	4,257,574	(4,167,441)	7,635,874
Operations with limits	490,714	(10,330)	(2,723)	6,560	18,040	-	334,776	199,502	(493,602)	542,937
Individuals	7,070,788	(90,823)	(51,081)	244,073	483,620	804,541	7,563,277	4,901,267	(12,506,201)	8,419,461
Financing and on-lendings	653,180	(17,688)	(16,658)	26,489	58,886	171,496	999,182	(66,995)	(1,188,417)	619,475
Borrowings	2,624,958	(17,569)	(16,155)	111,543	319,807	633,045	4,604,374	798,675	(5,647,564)	3,411,114
Operations with limits	3,792,650	(55,566)	(18,268)	106,041	104,927	-	1,959,721	4,169,587	(5,670,220)	4,388,872
Total	15,076,282	(119,825)	(100,420)	301,169	1,211,993	2,479,820	8,940,479	10,238,327	(18,747,641)	19,280,184

Consolidated - 3 stages	R$ thousand
	Expected loss on 12.31.2017	Remeasurement	Originated	Constitution/ (Reversion)	(Write off)	Expected loss on 12.31.2018

Companies	15,279,142	1,379,337	3,270,838	3,163,959	(6,241,440)	16,851,836
Financing and on-lendings	4,842,941	506,581	324,028	668,095	(1,580,397)	4,761,248
Borrowings	9,549,334	872,756	2,432,785	2,431,087	(4,167,441)	11,118,521
Operations with limits	886,867	-	514,025	64,777	(493,602)	972,067
Individuals	15,605,900	77,910	12,965,929	1,381,097	(12,506,201)	17,524,635
Financing and on-lendings	1,822,070	13,361	1,756,885	(477,576)	(1,188,417)	1,926,323
Borrowings	5,978,928	64,549	7,204,773	(1,038,085)	(5,647,564)	6,562,601
Operations with limits	7,804,902	-	4,004,271	2,896,758	(5,670,220)	9,035,711
Total (1)	30,885,042	1,457,247	16,236,767	4,545,056	(18,747,641)	34,376,471

(1) Consider expected losses on loans, commitments to be released and financial guarantees provided.

        118    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Sensitivity analysis

The measurement of the expected credit loss incorporates prospective information from projections of economic scenarios that are developed by a team of experts and approved according to the risk governance of the Organization. The projections are reviewed at least annually, being more timely in cases of relevant events that may materially change the future prospects.

In order to determine possible oscillations of expected loss arising from the economic projections, simulations were made by changing the weighting of the scenarios used in the calculation of the expected loss. In the table below we show the probabilities assigned to each scenario and the impacts:

	On December 31, 2019 - R$ thousand
	Weighting			Constitution/ (Reversion)
	Base Scenario	Optimistic Scenario*	Pessimistic Scenario**

Simulation 1	100%	-	-	(18,365)
Simulation 2	-	100%	-	(209,044)
Simulation 3	-	-	100%	294,754

* Scenario in which the economy grows more than expected.
** Scenario in which the economy grows less than expected.

Expected loss on loans and advances

	Years ended December 31 - R$ thousand
	2019	2018
Amount recorded	20,441,029	22,239,070
Amount recovered	(7,908,896)	(7,147,095)
Expected loss on loans and advances	12,532,133	15,091,975

Loans and advances to customers renegotiated

The total balance of “Loans and advances to customers renegotiated” includes renegotiated loans and advances to customers. Such loans contemplate extension of loan payment terms, grace periods, reductions in interest rates, and/or, in some cases, the forgiveness (write-off) of part of the loan principal amount.

Renegotiations may occur after debts are past due or when the Company has information about a significant deterioration in the client’s creditworthiness. The purpose of such renegotiations is to adapt the loan to reflect the client’s actual payment capacity.

The following table shows changes made and our analysis of our portfolio of renegotiated loans and advances to customers:

	R$ thousand
	On December 31
	2019	2018
Opening balance	17,143,212	17,183,869
Additional renegotiated amounts, including interest	20,283,735	15,193,567
Payments received	(13,363,684)	(9,472,888)
Write-offs	(5,032,606)	(5,761,336)
Closing balance	19,030,657	17,143,212
Expected loss on loans and advances	(8,021,445)	(7,015,820)
Total renegotiated loans and advances to customers, net of impairment at the end of the year	11,009,212	10,127,392

Impairment on renegotiated loans and advances as a percentage of the renegotiated portfolio	42.2%	40.9%
Total renegotiated loans and advances as a percentage of the total loan portfolio	4.2%	4.2%
Total renegotiated loans and advances as a percentage of the total loan portfolio, net of impairment	2.6%	2.7%

At the time a loan is modified, Management considers the new loan's conditions and renegotiated maturity and it is no longer considered past due. From the date of modification, renegotiated interest begins to accrue, using the effective interest rate method, taking into consideration the customer’s capacity to pay the loan based on the analysis made by Management. If the customer fails to maintain the new negotiated terms, management considers ceasing accrual from that point.

Bradesco     119

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Additionally, any balances related to renegotiated loans and advances to customers that have already been written off and recorded in memorandum accounts, as well as any gains from renegotiations, are recognized only when received.

24)  Bonds and securities at amortized cost

	R$ thousand
	Amortized cost	Gross unrealized gains (2)	Gross unrealized losses (2)	Fair value
Securities:
Brazilian government securities	82,661,682	7,677,826	(1,681)	90,337,827
Corporate debt securities	57,943,056	598,676	(1,955,900)	56,585,832
Balance on December 31, 2018 (1)	140,604,738	8,276,502	(1,957,581)	146,923,659

Securities:
Brazilian government securities	89,114,107	11,814,621	(538,480)	100,390,248
Corporate debt securities	77,804,253	970,671	(649,528)	78,125,396
Balance on December 31, 2019 (1)	166,918,360	12,785,292	(1,188,008)	178,515,644

(1) In 2019 and 2018, no reclassifications were made of Financial Assets at amortized cost – Bonds and securities for other categories of financial assets; and

(2) Unrealized gains and losses on amortized costs assets have not been recognized in comprehensive income.

Maturity

	R$ thousand
	On December 31, 2019		On December 31, 2018
	Amortized cost	Fair value	Amortized cost	Fair value
Due within one year	51,513,100	52,049,525	4,257,886	4,213,891
From 1 to 5 years	53,600,975	56,134,668	91,922,854	94,608,001
From 5 to 10 years	31,572,806	31,489,480	16,437,110	16,307,290
Over 10 years	30,231,479	38,841,971	27,986,888	31,794,477
Total	166,918,360	178,515,644	140,604,738	146,923,659

The financial instruments pledged as collateral, classified as financial assets at amortized cost, totalled R$47,129,734 thousand at December 31, 2019 (2018 – R$22,475,483 thousand), being composed mostly of Brazilian government bonds.

Reconciliation of expected losses of financial assets at amortized cost:

	R$ thousand
	Stage 1	Stage 2	Stage 3	Total (1)
Expected loss of financial assets at amortized cost on January 1, 2018	91,223	505,955	1,467,942	2,065,120
Transferred to Stage 1	-	(1,372)	(49,146)	(50,518)
Transferred to Stage 2	(39,578)	-	(114,523)	(154,101)
Transferred to Stage 3	-	(30,374)	-	(30,374)
Transferred from Stage 1	-	39,578	-	39,578
Transferred from Stage 2	1,372	-	30,374	31,746
Transferred from Stage 3	49,146	114,523	-	163,669
Assets originated or purchased/Assets settled/Reversal	76,044	160,711	720,164	956,919
Expected loss of financial assets at amortized cost on December 31, 2018	178,207	789,021	2,054,811	3,022,039
Transferred to Stage 1	-	(12,246)	-	(12,246)
Transferred to Stage 2	(42,073)	-	(67,004)	(109,077)
Transferred to Stage 3	-	(474,161)	-	(474,161)
Transferred from Stage 1	-	42,073	-	42,073
Transferred from Stage 2	12,246	-	474,161	486,407
Transferred from Stage 3	-	67,004	-	67,004
New assets originated or purchased/Assets settled or paid	150,962	280,647	1,179,829	1,611,438
Expected loss of financial assets at amortized cost on December 31, 2019	299,342	692,338	3,641,797	4,633,477

 (1) The expected loss expense is recorded as "Expected Loss on Other Financial Assets" in the Consolidated Statement of Income.

       120    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

25)  Non-current assets held for sale

	R$ thousand
	On December 31
	2019	2018
Assets not for own use
Real estate	1,133,572	1,120,434
Vehicles and similar	223,051	231,105
Machinery and equipment	362	585
Other	41	1,206
Total	1,357,026	1,353,330

The properties or other non-current assets received in total or partial settlement of the payment obligations of debtors are considered as non-operating assets held for sale in auctions, which normally occur in up to one year. Non-current assets held for sale are those for which selling expectation, in their current condition, is highly probable to occur within a year.

Bradesco     121

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

26)  Investments in associates and joint ventures

a)  Breakdown of investments in associates and joint ventures

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	4,012,423	475,194	80,584,265	13,924,371	74,467,296	8,648,722	5,300,681	1,583,827
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	668,833	225,137	10,900,366	6,029,558	11,222,870	1,334,052	7,842,177	1,472,003
Fleury S.A. (3) (5)	16.28%	16.28%	703,401	37,312	990,578	3,707,962	685,626	2,210,530	3,047,851	327,279
Aquarius Participações S.A. (6)	49.00%	49.00%	44,535	12,155	914	90,013	39	-	-	24,805
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	104,420	3,824	2,769,583	1,501,644	3,018,405	732,665	3,933,691	16,642
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	135,005	9,328	245,624	106,351	25,873	3,491	188,407	22,550
Tecnologia Bancária S.A. (3)	24.32%	24.32%	130,759	15,327	561,182	1,646,932	448,857	1,256,342	2,478,999	44,698
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,825	9,056	2,206,395	1,487,009	2,522,673	317,259	1,167,924	22,641
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	47,744	(11,354)	202,904	323,845	38,512	249,519	17	(73,143)
Other (3)	-	-	54,021	98,959	-	-	-	-	-	-
Total investments in associates			6,246,966	874,938	98,461,811	28,817,685	92,430,151	14,752,580	23,959,747	3,441,302

Elo Participações Ltda. (8)	50.01%	50.01%	1,338,973	314,644	1,385,306	1,835,595	199,891	29,192	38,605	627,367
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	49,673	11,482	448,568	4,738	353,962	-	135,746	23,498
MPO - Processadora de Pagamentos Móveis S.A. (10)	100.00%	100.00%	-	18	2,676	1,423	4,187	-	150	44
Total investments in joint ventures			1,388,646	326,144	1,836,550	1,841,756	558,040	29,192	147,501	650,909
Total on December 31, 2019 (7)			7,635,612	1,201,082	100,298,361	30,659,441	92,988,191	14,781,772	24,134,248	4,092,211

       122    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	4,679,589	1,011,125	65,967,300	16,595,791	56,802,838	10,890,157	1,883,033	3,341,909
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	606,161	174,277	10,265,219	5,417,377	10,845,420	873,938	7,036,160	1,139,542
Fleury S.A. (3) (5)	16.28%	16.28%	699,927	38,805	1,510,304	2,482,580	640,899	1,570,942	2,642,751	238,558
Aquarius Participações S.A. (6)	49.00%	49.00%	43,030	130,769	19,096	86,626	17,907	-	-	266,876
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	100,597	602	2,587,712	1,503,374	2,210,690	1,880,396	6,362,896	3,010
Cia. Brasileira de Gestão e Serviços S.A.	41.85%	41.85%	127,677	8,895	230,503	100,052	22,207	3,258	174,816	21,254
NCR Brasil Indústria de Equipamentos para Automação S.A. (3) (9)	49.00%	49.00%	52,571	6,689	305,278	30,249	207,894	-	9,601	13,651
Tecnologia Bancária S.A. (3)	24.32%	24.32%	115,433	(8,492)	471,119	1,488,542	511,883	1,035,574	2,225,362	(34,918)
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	345,036	(10,998)	2,110,050	1,479,827	2,509,280	246,060	973,422	(27,494)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	59,098	(6,466)	165,299	173,083	42,894	-	13,726	(32,330)
Other (3)			35,083	33,788	-	-	-	-	-	-
Total investments in associates			6,864,202	1,378,994	83,631,880	29,357,501	73,811,912	16,500,325	21,321,767	4,930,058

Elo Participações S.A. (8)	50.01%	50.01%	1,191,343	288,938	718,623	1,981,596	170,683	8,220	28,938	573,968
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	70,254	12,473	330,042	66,980	161,458	-	136,193	24,946
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(30)	2,284	1,696	4,112	-	154	(60)
Total investments in joint ventures			1,261,597	301,381	1,050,949	2,050,272	336,253	8,220	165,285	598,854
Total on December 31, 2018 (7)			8,125,799	1,680,375	84,682,829	31,407,773	74,148,165	16,508,545	21,487,052	5,528,912

Bradesco     123

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Companies	R$ thousand
	Equity interest	Shareholding interest with voting rights	Investment book value	Equity in net income (loss)	Associates and joint ventures current assets	Associates and joint ventures non - current assets	Associates and joint ventures current liabilities	Associates and joint ventures non - current liabilities	Revenue (1)	Associates and joint ventures net income (loss) for the year

Cielo S.A. (2)	30.06%	30.06%	4,832,660	1,219,202	76,403,596	13,151,540	71,020,292	6,833,491	2,561,394	4,056,077
IRB - Brasil Resseguros S.A. (3) (4)	15.23%	15.23%	543,025	182,432	8,512,491	6,124,173	10,138,711	947,514	3,550,438	1,197,846
Fleury S.A. (3) (5)	16.28%	16.28%	692,380	46,791	1,389,026	2,224,500	615,510	1,263,331	2,609,717	287,414
Aquarius Participações S.A.	49.00%	49.00%	263,630	116,070	242,617	532,707	237,305	-	38	236,878
Haitong Banco de Investimento do Brasil S.A.	20.00%	20.00%	105,649	(22,637)	3,588,848	1,283,453	3,565,394	726,468	5,432,770	(113,185)
Cia. Brasileira de Gestão e Serviços S.A. (3)	41.85%	41.85%	118,781	16,530	285,871	118,394	33,305	8,320	61,185	39,498
NCR Brasil Indústria de Equipamentos para Automação S.A. (3)	49.00%	49.00%	46,039	4,108	221,809	28,788	141,520	-	1,270	8,384
Tecnologia Bancária S.A. (3)	24.32%	24.32%	108,752	10,209	242,480	75,702	590,872	496,090	2,534,235	41,973
Swiss Re Corporate Solutions Brasil (3)	40.00%	40.00%	463,400	(26,437)	2,178,209	1,511,924	2,411,600	437,278	490,079	(66,093)
Gestora de Inteligência de Crédito S.A. (3)	20.00%	20.00%	29,513	(4,642)	118,961	43,253	18,594	-	-	(23,210)
Other (3)	-	-	7,129	2,361	-	-	-	-	-	-
Total investments in associates			7,210,958	1,543,987	93,183,908	25,094,434	88,773,103	10,712,492	17,241,126	5,665,582

Elo Participações S.A.	50.01%	50.01%	978,195	162,070	420,804	1,776,837	96,763	3,967	18,708	324,075
Crediare S.A. – Crédito, Financiamento e Investimento	50.00%	50.00%	68,231	12,393	339,236	119,406	324,764	-	161,107	24,786
MPO - Processadora de Pagamentos Móveis S.A.	50.00%	50.00%	-	(39)	2,198	1,612	2	3,881	227	(78)
Total investments in joint ventures			1,046,426	174,424	762,238	1,897,855	421,529	7,848	180,042	348,783
Total on December 31, 2017 (7)			8,257,384	1,718,411	93,946,146	26,992,289	89,194,631	10,720,340	17,421,168	6,014,365

(1) Revenues from financial intermediation or services;

(2) Brazilian company, services provider related to credit and debit cards and other means of payment. In 2019, the Organization received R$448,291 thousand of dividends and interest on equity of this investment. In its financial statements, Cielo S.A. presented R$45,693 thousand of other comprehensive income;

(3) Companies for which the equity accounting adjustments are calculated using statements of financial position and statements of income with lag in relation to the reporting date of these consolidated financial statements;

(4) Bradesco has a board member at IRB-Brasil with voting rights, which results in significant influence;

(5) Participation in Fleury S.A. (i) company considered using equity method as Bradesco has significant influence due its participation on the Board of the Directors and other Committees;

(6) In 2018, occurred the partial spin-off and consolidation of Fidelity Processadora S.A., controlled by Aquarius Participações S.A.;

(7) In 2019, impairment losses were recorded in "associates and jointly controlled entities" in the amount of R$727,235 thousand. In 2018, impairment losses were recorded in "associates and jointly controlled entities" in the amount of R$107,000 thousand. In 2017, it was recorded in the amount of R$31,868 thousand on the investment in NCR Brasil Indústria de Equipamentos para Automação S.A;

(8) Brazilian company, holding company that consolidates joint business related to electronic means of payment. In 2019, the Organization received R$72,215 thousand of dividends from this investment. In its financial statements, Elo Participações S.A. presented R$22 thousand of other comprehensive income;

(9) In 2019, there was the divestiture of the company NCR Brasil Indústria de Equipamentos para Automação S.A.; and

(10) In December 2019, we began to consolidate the company MPO – Processadora de Pagamentos Móveis S.A., after the shareholding acquisition.

       124    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In 2019, with the exception of Cielo S.A., IRB - Brasil Resseguros S.A. (IRB) and Fleury S.A., the other investments mentioned in the previous table were not regularly traded on any stock exchange. The fair value of investments totaled R$14,815,109 thousand (R$12,240,547 thousand in 2018). The Organization does not have contingent liabilities for investments in associates, which is responsible in part or in whole.

b) Changes in associates

	R$ thousand
	2019	2018
Initial balances	8,125,799	8,257,384
Acquisitions	-	54,019
Write-offs (1)	(66,889)	(1,175)
Equity in net income of associates	1,201,082	1,680,375
Dividends/Interest on equity	(729,654)	(1,385,537)
Impairment	(727,235)	(107,000)
Other	(167,491)	(372,267)
At the end of the year	7,635,612	8,125,799

(1) In 2019, there was the disposal of the companies Cibrasec – Cia. Brasileira de Securitização and NCR Brasil Indústria de Equipamentos para Automação S.A..

27)  Property and equipment

a)  Composition of property and equipment by class

	R$ thousand
	Annual depreciation rate	Cost	Accumulated depreciation	Net
Buildings	4%	7,847,887	(1,365,046)	6,482,841
Land	-	967,928	-	967,928
Installations, properties and equipment for use	10%	6,690,473	(2,965,884)	3,724,589
Security and communication systems	10%	375,712	(221,860)	153,852
Data processing systems	20%	9,167,330	(5,977,994)	3,189,336
Transportation systems	20%	211,510	(70,834)	140,676
Balance on December 31, 2019 (1)		25,260,840	(10,601,618)	14,659,222

Buildings	4%	2,611,299	(480,093)	2,131,206
Land	-	976,869	-	976,869
Installations, properties and equipment for use	10%	6,324,483	(3,161,651)	3,162,832
Security and communication systems	10%	379,099	(236,293)	142,806
Data processing systems	20%	4,231,789	(2,677,882)	1,553,907
Transportation systems	20%	92,403	(60,760)	31,643
Financial leases of data processing systems	20%	3,474,958	(2,647,385)	827,573
Balance on December 31, 2018		18,090,900	(9,264,064)	8,826,836

(1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16. Depreciation for these assets is calculated linearly by the lease term.

Depreciation charges in 2019 amounted to R$2,737,383 thousand (2018 – R$1,460,013 thousand).

We enter into lease agreements as a lessee for data processing equipment and properties, which are recorded as buildings and equipment leased in property, plant and equipment. According to this accounting method, both the asset and the obligation are recognized in the consolidated financial statements and the depreciation of the asset is calculated based on the same depreciation policy as for similar assets. See Note 37 for disclosure of the obligation.

Bradesco     125

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Change in property and equipment by class

	R$ thousand
	Buildings	Land	Installations, properties and equipment for use	Security and communications systems	Data processing systems	Transportation systems	Total
Balance on December 31, 2017	1,670,141	982,720	2,783,484	135,349	2,822,322	38,459	8,432,475
Additions	766,074	143,103	1,045,155	39,005	390,398	5,698	2,389,433
Write-offs	(12,168)	(278,602)	(160,587)	(6,141)	(1,924)	-	(459,422)
Impairment	(60,371)	-	-	(653)	(30,670)	-	(91,694)
Depreciation	(111,274)	-	(512,825)	(24,754)	(798,646)	(12,514)	(1,460,013)
Transfer	(121,196)	129,648	-	-	-	-	8,452
Balance from an acquired institution	-	-	7,605	-	-	-	7,605
Balance on December 31, 2018	2,131,206	976,869	3,162,832	142,806	2,381,480	31,643	8,826,836
Initial adoption - IFRS 16	4,136,603	-	31,215	-	-	8,793	4,176,611
Adjusted balance on January 1, 2019	6,267,809	976,869	3,194,047	142,806	2,381,480	40,436	13,003,447
Additions	1,321,052	18,380	1,898,293	43,111	1,913,392	113,816	5,308,044
Write-offs	(59,792)	(27,321)	(786,791)	(6,291)	(8,359)	(861)	(889,415)
Impairment	-	-	(2,123)	(1,806)	(21,499)	(43)	(25,471)
Depreciation	(1,046,228)	-	(578,837)	(23,968)	(1,075,678)	(12,672)	(2,737,383)
Balance on December 31, 2019 (1)	6,482,841	967,928	3,724,589	153,852	3,189,336	140,676	14,659,222

 (1) Includes underlying assets identified in lease contracts recognized under the scope of IFRS 16.

       126    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

28)  Intangible assets and goodwill

a)   Change in intangible assets and goodwill by class

	R$ thousand
	Goodwill	Intangible Assets
		Acquisition of financial service rights (1)	Software (1)	Customer portfolio (1)	Other (1)	Total
Balance on December 31, 2017	4,945,313	4,051,898	3,790,418	3,358,689	32,989	16,179,307
Additions/(reductions)	630,755	1,859,905	1,198,396	-	(5,146)	3,683,910
Impairment (2)	-	(162)	(386,265)	-	-	(386,427)
Amortization	-	(1,116,505)	(1,361,269)	(864,686)	(5,782)	(3,348,242)
Balance on December 31, 2018	5,576,068	4,795,136	3,241,280	2,494,003	22,061	16,128,548
Additions/(reductions)	7,134	1,525,833	1,195,049	(43,589)	11,640	2,696,067
Impairment (2)	(255,301)	(519,749)	(196,533)	-	-	(971,583)
Amortization	-	(1,313,322)	(1,112,408)	(697,655)	(5,000)	(3,128,385)
Balance on December 31, 2019	5,327,901	4,487,898	3,127,388	1,752,759	28,701	14,724,647

(1) Rate of amortization: acquisition of banking rights – in accordance with contract agreement; software – 20%; Customer portfolio – up to 20%; and others – 20%; and

(2) Impairment losses were recognized in the consolidated statement of income, within “Other operating income/(expenses)”.

Bradesco     127

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b) Composition of goodwill by segment

	R$ thousand
	On December 31
	2019	2018
Banking	4,835,518	5,083,686
Insurance	492,382	492,382
Total	5,327,900	5,576,068

The Cash Generation Units allocated to the banking segment and the insurance, pension and capitalization bonds segment are tested annually for impairment of goodwill. We did not incur any goodwill impairment losses in 2019, 2018 and 2017.

The recoverable amount from the Banking Segment has been determined based on a value-in-use calculation. The calculation uses cash-flow projections based on financial budgets approved by Management, with a terminal growth rate of 6.6% p.a. (2018 – 6.9% p.a.). The forecast cash flows have been discounted at a rate of 11.5% p.a. (2018 – 12.0% p.a.).

The key assumptions described above may change as economic and market conditions change. The Organization estimates that reasonably possible changes in these assumptions within the current economic environment are not expected to cause the recoverable amount of either unit to decline below the carrying amount.

29)  Other assets

	R$ thousand
	On December 31
	2019	2018
Financial assets (4) (5)	56,101,781	43,893,309
Foreign exchange transactions (1)	30,952,382	20,179,828
Debtors for guarantee deposits (2)	18,695,102	18,729,321
Securities trading	4,659,791	2,582,663
Trade and credit receivables	164,467	664,274
Receivables	1,630,039	1,737,223
Other assets	7,441,888	7,372,866
Deferred acquisition cost (insurance) – Note 34e	983,999	925,884
Other debtors	3,218,639	2,728,746
Prepaid expenses	847,197	741,087
Interbank and interdepartmental accounts	467,540	1,427,359
Other (3)	1,924,513	1,549,790
Total	63,543,669	51,266,175

(1) Mainly refers to purchases in foreign currency made by the institution on behalf of customers and rights in the institution’s domestic currency, resulting from exchange sale operations;

(2) Refers to deposits resulting from legal or contractual requirements, including guarantees provided in cash, such as those made for the filing of appeals in departments or courts and those made to guarantee services of any nature;

(3) Includes basically trade and credit receivables, material supplies, other advances and payments to be reimbursed;

(4) Financial assets are recorded at amortized cost; and

(5) In 2019, there were no losses for impairment of other financial assets.

       128    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

30)  Deposits from banks

Financial liabilities called “Deposits from banks” are initially measured at fair value and, subsequently, at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2019	2018
Demand deposits	1,606,079	1,139,729
Interbank deposits	369,982	410,975
Securities sold under agreements to repurchase	174,100,023	190,911,877
Borrowings	29,272,183	29,681,340
Onlending	22,471,344	25,170,058
Total	227,819,611	247,313,979

31)  Deposits from customers

Financial liabilities called “Deposits from customers” are initially measured at fair value and subsequently at amortized cost, using the effective interest rate method.

Composition by nature

	R$ thousand
	On December 31
	2019	2018
Demand deposits	37,283,988	34,178,563
Savings deposits	114,177,799	111,170,912
Time deposits	214,765,753	195,398,721
Total	366,227,540	340,748,196

32)  Funds from securities issued

a)     Composition by type of security issued and location

	R$ thousand
	On December 31
	2019	2018
Instruments Issued – Brazil:
Real estate credit notes	27,019,439	25,381,719
Agribusiness notes	13,149,546	13,108,595
Financial bills	120,518,300	104,005,236
Letters of credit property guaranteed	5,540,086	476,332
Subtotal	166,227,371	142,971,882
Securities – Overseas:
Euronotes	1,407,888	1,270,409
Securities issued through securitization – (item (b))	1,967,746	3,130,111
Subtotal	3,375,634	4,400,520
Structured Operations Certificates	1,124,559	656,616
Total	170,727,564	148,029,018

Bradesco     129

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)     Securities issued through securitization

Since 2003, the Organization uses certain arrangements to optimize its activities of funding and liquidity management by means of a Specific Purpose Entity (SPE). This SPE, which is called International Diversified Payment Rights Company, is financed with long-term bonds which are settled with the future cash flow of the corresponding assets, basically comprising current and future flow of payment orders sent by individuals and legal entities abroad to beneficiaries in Brazil for whom Bradesco acts as payer.

The long-term instruments issued by the SPE and sold to investors will be settled with funds from the payment orders flows. The Organization is required to redeem the instruments in specific cases of default or upon closing of the operations of the SPE.

The funds deriving from the sale of current and future payment orders flows, received by the SPE, must be maintained in a specific bank account until they reach a given minimum level.

c)     Net financial activity in the issuance of securities

	R$ thousand
	2019	2018
Opening balance on December 31	148,029,018	135,174,090
Issuance	84,982,152	85,963,195
Interest	9,233,505	9,054,699
Settlement and interest payments	(71,781,695)	(82,973,990)
Exchange variation and others	264,584	811,024
Closing balance on December 31	170,727,564	148,029,018

       130    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

33)  Subordinated debt

a)   Composition of subordinated debt

Maturity	On December 31 - R$ thousand
	Original term in years	Nominal amount	2019	2018
In Brazil:
Subordinated CDB:
2019 (1)		10	-	69,851
Financial bills:
2019 (1)	6		-	39,261
2019 (1)	7		-	3,490,180
2020	7	1,700	3,288	3,038
2022	7	4,305,011	6,426,671	6,010,103
2023	7	1,359,452	1,958,936	1,829,083
2024	7	67,450	87,316	80,479
2025	7	5,425,906	5,943,283	5,578,707
2019 (1)	8	-	-	31,742
2020	8	28,556	64,624	59,398
2021	8	1,236	2,364	2,192
2023	8	1,706,846	2,671,282	2,464,978
2024	8	136,695	186,376	172,590
2025	8	6,193,653	6,424,128	6,427,806
2026	8	870,300	952,807	894,417
2021	9	7,000	14,999	14,064
2024	9	4,924	8,375	7,444
2025	9	400,944	525,232	491,031
2027	9	144,900	159,920	149,211
2021	10	19,200	49,621	44,962
2022	10	54,143	118,117	108,467
2023	10	688,064	1,225,020	1,146,189
2025	10	284,137	518,242	451,136
2026	10	361,196	523,687	480,443
2027	10	258,743	319,582	295,946
2028	10	248,300	282,192	257,524
2026	11	3,400	5,009	4,622
2027	11	47,046	62,776	58,346
2028	11	74,764	91,899	84,304
Perpetual		9,201,200	9,559,967	9,254,743
Subtotal in Brazil (2)			38,185,713	40,002,257
Overseas:
2019 (1)	10	-	-	2,953,103
2021	11	6,449,120	6,619,620	6,355,614
2022	11	4,433,770	4,508,175	4,332,470
Subtotal overseas			11,127,795	13,641,187
Total			49,313,508	53,643,444

(1) Subordinated debt transactions that matured in 2019; and

(2) It includes the amount of R$36,707,680 thousand (2018 – R$34,992,913 thousand), referring to subordinated debts recognized in “Eligible Debt Capital Instruments”.

Bradesco     131

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)   Net movement of subordinated debt

	R$ thousand
	2019	2018
Opening balance on December 31	53,643,444	50,179,401
Issuance	-	10,890,606
Interest	3,708,924	3,517,067
Settlement and interest payments	(8,593,243)	(12,941,124)
Exchange variation	554,383	1,997,494
Closing balance on December 31	49,313,508	53,643,444

       132    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

34)  Insurance technical provisions and pension plans

a)    Technical provisions by account

	R$ thousand
	Insurance (1)		Life and Pension (2)(3)		Total
	On December 31		On December 31		On December 31
	2019	2018	2019	2018	2019	2018
Current and long-term liabilities
Mathematical reserve for unvested benefits (PMBAC)	1,462,699	1,218,860	230,996,998	217,884,791	232,459,697	219,103,651
Mathematical reserve for vested benefits (PMBC)	410,410	343,852	8,895,571	8,489,312	9,305,981	8,833,164
Reserve for claims incurred but not reported (IBNR)	3,655,551	3,401,781	938,466	931,154	4,594,017	4,332,935
Unearned premium reserve	4,454,214	4,283,281	1,042,959	647,709	5,497,173	4,930,990
Reserve for unsettled claims (PSL)	4,432,487	4,472,929	1,533,696	1,345,596	5,966,184	5,818,525
Reserve for financial surplus (PET)	-	-	622,703	549,135	622,703	549,135
Other technical provisions	2,028,532	2,186,799	7,828,405	5,823,088	9,856,936	8,009,887
Total reserves	16,443,893	15,907,502	251,858,798	235,670,785	268,302,691	251,578,287

(1) “Other technical provisions” – Insurance includes the Provision for Insufficient Premiums (PIP) of R$1,925,656 thousand and the Provision for Related Expenses of R$105,781 thousand;

(2) The "Other technical provisions" line of Life and Pension Plan includes "Provision for redemptions and other amounts to be settled" in the amount of R$3,120,662 thousand, "Provision of related expenses" in the amount of R$638,216 thousand, “Complementary Provision for Coverage (PCC)” in the amount of R$2,375,585 thousand and" Other provisions" in the amount of R$1,647,054 thousand; and

(3) Includes the Provision for unearned Provision for unearned premiums for risks not yet issued (PPNG-RVNE) in the amount of R$164,597 thousand.

Bradesco     133

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)    Technical provisions by product

	R$ thousand
	Insurance		Life and pension plans (1)		Total
	On December 31		On December 31		On December 31
	2019	2018	2019	2018	2019	2018
Health (Health and Dental)	11,132,262	10,391,680	-	-	11,132,262	10,391,680
Auto / Liability Insurance (Non life – Auto)	3,364,644	3,209,143	-	-	3,364,644	3,209,143
DPVAT (Personal Injury Caused by Automotive Vehicles)	558,432	601,114	1,823	2,756	560,255	603,870
Life	-	310,829	13,537,345	10,964,900	13,537,345	11,275,729
RE (Non life - Property)	1,388,555	1,394,736	-	-	1,388,555	1,394,736
PGBL (Pension)	-	-	37,380,354	36,188,888	37,380,354	36,188,888
VGBL (Pension)	-	-	176,496,784	166,104,340	176,496,784	166,104,340
Defined Benefits Plans - Traditional Plans (Pension)	-	-	24,442,492	22,409,901	24,442,492	22,409,901
Total technical provisions	16,443,893	15,907,502	251,858,798	235,670,785	268,302,691	251,578,287

(1) Includes life insurance and pension plans.

       134    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

c)  Changes in the insurance and pension technical provisions

(i)      Insurance – Non-life, Life, Health and Pension

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	35,946,000	32,720,063
(-) DPVAT insurance	(602,842)	(508,098)
Subtotal at beginning of the year	35,343,158	32,211,965
Additions, net of reversals	32,769,175	30,230,289
Payment of claims, benefits and redemptions	(30,603,012)	(28,735,539)
Adjustment for inflation and interest	1,497,802	1,636,443
Constitution of judicial provision	3,535	-
Subtotal at end of the period	39,010,658	35,343,158
(+) DPVAT insurance	559,843	602,842
At the end of the year	39,570,501	35,946,000

(ii)     Pension Plans - Life with Survival Coverage (VGBL)

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	166,104,340	158,746,205
Receipt of premiums net of fees	25,561,500	23,715,609
Payment of benefits	(38,364)	(30,563)
Payment of redemptions	(20,446,664)	(21,008,985)
Adjustment for inflation and interest	10,996,312	8,017,088
Others	(5,680,340)	(3,335,014)
At the end of the year	176,496,784	166,104,340

(iii)   Pensions Plans – PGBL and Traditional Plans

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	49,527,947	47,623,322
Receipt of premiums net of fees	2,882,617	2,683,007
Payment of benefits	(869,372)	(858,454)
Payment of redemptions	(2,697,073)	(2,615,186)
Adjustment for inflation and interest	3,832,265	3,232,938
Others	(440,979)	(537,680)
At the end of the year	52,235,405	49,527,947

Bradesco     135

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

d)    Guarantees for the technical provisions

	R$ thousand
	Insurance		Life and pension plans		Total
	On December 31		On December 31		On December 31
	2019	2018	2019	2018	2019	2018
Total technical provisions	16,443,893	15,907,502	251,858,798	235,670,785	268,302,691	251,578,287
(-) Premiums receivables	(1,166,691)	(1,043,400)	-	-	(1,166,691)	(1,043,400)
(-) Unearned premium provision – Health and dental insurance (1)	(1,527,337)	(1,381,574)	-	-	(1,527,337)	(1,381,574)
(-) Provisions from DPVAT agreements	(558,021)	(597,398)	-	-	(558,021)	(597,398)
(-) Others	(120,810)	(179,215)	(11,713)	(9,859)	(132,523)	(189,074)
Technical provisions to be covered	13,071,034	12,705,915	251,847,085	235,660,926	264,918,119	248,366,841

Investment fund quotas (VGBL and PGBL) (2)	-	-	210,044,616	198,748,039	210,044,616	198,748,039
Investment fund quotas (excluding VGBL and PGBL)	4,477,721	5,155,446	27,689,439	23,230,004	32,167,160	28,385,450
Government securities	11,326,945	10,164,283	24,422,182	19,534,894	35,749,127	29,699,177
Private securities	34,403	15,378	138,043	151,681	172,446	167,059
Shares	-	2,935	-	1,238,716	-	1,241,651
Total assets held in guarantee portfolio (3)	15,839,069	15,338,042	262,294,280	242,903,334	278,133,349	258,241,376

(1) Deduction provided for in Article 4 of ANS Normative Resolution No. 392/15;

(2) The investment funds "VGBL" and "PGBL" were consolidated in the financial statements; and

(3) These guarantor assets may be settled only to cover the liabilities to which they are related.

       136    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

e)  Changes in deferred acquisition cost (insurance assets)

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	925,884	1,070,108
Additions	1,542,179	1,324,815
Amortizations	(1,484,064)	(1,469,039)
At the end of the year	983,999	925,884

f)  Changes in reinsurance assets

	R$ thousand
	Years ended December 31
	2019	2018
At the beginning of the year	176,324	219,214
Additions	124,337	245,957
Amortization and Reversals	(85,777)	(239,049)
Recovered insurance losses	(24,969)	(37,369)
Reversal/Monetary update	3,658	(4,892)
Other	(25,348)	(7,537)
At the end of the year	168,225	176,324

g) Claim information

The purpose of the table below is to show the inherent insurance risk, comparing the insurance claims paid with their provisions. Starting from the year in which the claim was reported, the upper part of the table shows the changes in the provision over the years. The provision varies as more precise information concerning the frequency and severity of the claims is obtained. The lower part of the table shows the reconciliation of the amounts with the amounts presented in the financial statements.

Bradesco     137

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non Life - Insurance – Claims, gross reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Amount estimated for the claims:
· In the year after notification	2,219,991	2,592,573	2,859,480	3,348,274	3,224,788	3,937,126	4,428,926	4,109,825	3,749,457	3,448,593	3,300,264	-
· One year after notification	2,193,645	2,562,789	2,824,610	3,240,688	3,041,662	3,663,951	4,277,245	3,912,436	3,740,543	3,422,386	-	-
· Two years after notification	2,179,949	2,561,264	2,809,879	3,233,150	3,009,371	3,671,822	4,232,474	3,923,389	3,754,077	-	-	-
· Three years after notification	2,179,419	2,577,663	2,812,812	3,256,062	3,044,232	3,655,382	4,260,118	3,932,335	-	-	-	-
· Four years after notification	2,210,909	2,595,369	2,811,587	3,292,376	3,034,096	3,669,868	4,275,952	-	-	-	-	-
· Five years after notification	2,209,826	2,607,212	2,840,368	3,113,580	3,049,171	3,679,657	-	-	-	-	-	-
· Six years after notification	2,222,800	2,611,105	2,837,693	3,128,386	3,058,018	-	-	-	-	-	-	-
· Seven years after notification	2,240,171	2,599,521	2,850,912	3,133,871	-	-	-	-	-	-	-	-
· Eight years after notification	2,228,954	2,608,176	2,852,787	-	-	-	-	-	-	-	-	-
· Nine years after notification	2,234,024	2,607,504	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,334,101	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2019)	2,334,101	2,607,504	2,852,787	3,133,871	3,058,018	3,679,657	4,275,952	3,932,335	3,754,077	3,422,386	3,300,264	36,350,952
Payments of claims	(2,226,319)	(2,589,805)	(2,827,479)	(3,103,209)	(3,024,891)	(3,631,431)	(4,201,838)	(3,848,680)	(3,657,661)	(3,294,437)	(2,619,618)	(35,025,368)
Outstanding Claims	107,782	17,699	25,308	30,662	33,127	48,226	74,114	83,655	96,416	127,949	680,646	1,325,584

       138    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Non Life – Insurance Claims, net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	1,954,928	2,439,011	2,653,641	3,022,457	3,021,084	3,761,029	4,074,519	3,960,519	3,710,845	3,410,760	3,281,789	-
· One year after notification	1,933,104	2,404,646	2,617,957	2,908,173	2,849,909	3,527,585	3,954,939	3,796,535	3,702,199	3,386,329	-	-
· Two years after notification	1,931,327	2,406,805	2,609,034	2,915,173	2,832,016	3,539,989	3,900,981	3,803,980	3,715,400	-	-	-
· Three years after notification	1,936,905	2,426,310	2,629,288	2,927,529	2,874,862	3,526,769	3,921,156	3,813,890	-	-	-	-
· Four years after notification	1,960,500	2,445,507	2,639,629	2,957,403	2,868,888	3,539,721	3,933,030	-	-	-	-	-
· Five years after notification	1,966,313	2,460,692	2,670,472	2,963,901	2,884,539	3,550,811	-	-	-	-	-	-
· Six years after notification	1,980,991	2,472,476	2,673,132	2,978,029	2,893,423	-	-	-	-	-	-	-
· Seven years after notification	1,994,592	2,471,407	2,686,379	2,983,500	-	-	-	-	-	-	-	-
· Eight years after notification	1,990,902	2,479,351	2,688,317	-	-	-	-	-	-	-	-	-
· Nine years after notification	1,994,494	2,478,498	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	2,030,027	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2019)	2,030,027	2,478,498	2,688,317	2,983,500	2,893,423	3,550,811	3,933,030	3,813,890	3,715,400	3,386,329	3,281,789	34,755,014
Payments of claims	(1,988,462)	(2,463,852)	(2,663,155)	(2,953,900)	(2,860,508)	(3,503,523)	(3,860,945)	(3,733,656)	(3,620,073)	(3,268,836)	(2,603,961)	(33,520,871)
Outstanding claims, net of reinsurance	41,565	14,646	25,162	29,600	32,915	47,288	72,085	80,234	95,327	117,493	677,828	1,234,143

Bradesco     139

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Life – Insurance claims (including life insurance with survival coverage – VGBL product), net reinsurance(1)

	R$ thousand
	Year claims were notified
	Up to 2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	Total
Amount estimated for net claims for reinsurance:
· In the year after notification	901,321	1,007,851	1,191,045	1,235,104	1,305,822	1,330,460	1,415,524	1,493,336	1,537,474	1,438,027	1,486,498	-
· One year after notification	926,499	1,015,094	1,188,264	1,226,271	1,298,610	1,373,160	1,425,789	1,491,439	1,487,961	1,416,097	-	-
· Two years after notification	943,781	1,021,283	1,188,774	1,236,289	1,326,512	1,368,575	1,403,515	1,468,731	1,503,531	-	-	-
· Three years after notification	937,472	1,011,228	1,197,625	1,236,075	1,309,876	1,277,276	1,323,436	1,449,190	-	-	-	-
· Four years after notification	944,170	1,022,136	1,195,079	1,234,363	1,296,147	1,242,937	1,310,005	-	-	-	-	-
· Five years after notification	954,487	1,019,647	1,201,083	1,233,898	1,304,644	1,224,932	-	-	-	-	-	-
· Six years after notification	951,993	1,017,766	1,200,703	1,239,976	1,299,984	-	-	-	-	-	-	-
· Seven years after notification	944,581	1,009,936	1,209,690	1,240,781	-	-	-	-	-	-	-	-
· Eight years after notification	944,664	1,017,016	1,198,625	-	-	-	-	-	-	-	-	-
· Nine years after notification	950,290	1,018,947	-	-	-	-	-	-	-	-	-	-
· Ten years after notification	1,016,054	-	-	-	-	-	-	-	-	-	-	-
Estimate of claims on the reporting date (2019)	1,016,054	1,018,947	1,198,625	1,240,781	1,299,984	1,224,932	1,310,005	1,449,190	1,503,531	1,416,097	1,486,498	14,164,644
Payments of claims	(943,374)	(991,437)	(1,166,640)	(1,197,605)	(1,247,133)	(1,140,216)	(1,171,848)	(1,321,771)	(1,319,587)	(1,215,233)	(1,069,914)	(12,784,758)
Outstanding claims, net of reinsurance	72,680	27,510	31,985	43,176	52,851	84,716	138,157	127,419	183,944	200,864	416,584	1,379,886

(1) The “DPVAT” insurances were not considered in the claims development in the amount of R$63,616 thousand, as well as, "Retrocession" R$12,680 thousand, "Health and Dental" R$3,096,243 thousand, estimate of salvages and redresses in the amount of R$(88,172) thousand and incurred but not enough reported (IBNER) claims in the amount of R$211,406 thousand.

       140    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

35)  Supplemental pension plans

Bradesco and its subsidiaries sponsor a private defined contribution pension for employees and managers, that allows financial resources to be accumulated by participants throughout their careers by means of employee and employer contributions and invested in an Exclusive Investment Fund (FIE). The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management S.A. DTVM is responsible for the financial management of the FIEs funds.

The supplementary pension plan counts on contributions from employees and managers of Bradesco and its subsidiaries equivalent to at least 4% of the salary by employees and, 5% of the salary, plus the percentage allocated to covers of risk benefits (invalidity and death) by the company. Actuarial obligations of the defined contribution plan are fully covered by the plan assets of the corresponding FIE. In addition to the plan, in 2001, participants who chose to migrate from the defined benefit plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in that plan. For the active participants, retirees and pensioners of the defined benefit plan, now closed to new members, the present value of the actuarial obligations of the plan is fully covered by guarantee assets.

Following the merger of Banco Alvorada S.A. (successor from the spin-off of Banco Baneb S.A.) into Kirton Bank S.A. Banco Múltiplo, on April 30, 2019, Kirton Bank S.A. Banco Múltiplo maintains variable contribution and defined benefit retirement plans, through Fundação Baneb de Seguridade Social – Bases related to the former employees of Baneb.

Banco Bradesco S.A. sponsors both variable benefit and defined contribution retirement plans, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão (Capof), to employees originating from Banco BEM S.A.

Banco Bradesco S.A. sponsors a defined benefit plan through Caixa de Previdência Privada Bec – Cabec for employees of Banco do Estado do Ceará S.A.

Kirton Bank S.A. Banco Múltiplo, Bradesco Capitalização S.A., Kirton Corretora de Seguros S.A., Bradesco-Kirton Corretora de Câmbio S.A. and Bradesco Seguros S.A. sponsor a defined benefit plan called APABA for employees originating from Banco Bamerindus do Brasil S.A., and Kirton Administração de Serviços para Fundos de Pensão Ltda. sponsors for its employees a defined contribution plan, known as the Kirton Prev Benefits Plan (Plano de Benefícios Kirton Prev), both managed by MultiBRA – Pension Fund.

Banco Losango S.A. Banco Múltiplo, Kirton Bank S.A. Banco Múltiplo and Credival – Participações, Administração e Assessoria Ltda. sponsor three pension plans for its employees, which are: Losango I Benefits Plan – Basic Part, in the defined benefit mode, Losango I – Supplementary Part and PREVMAIS Losango Plan, the last two in the form of contribution variable, all managed by MultiBRA – Settlor – Multiple Fund.

Banco Bradesco S.A. also took on the obligations of Kirton Bank S.A. Banco Múltiplo with regard to Life Insurance, Health Insurance Plans, and Retirement Compensation for employees coming from Banco Bamerindus do Brasil S.A., as well as complementing Retirement and Health Plan of employees from Lloyds.

Risk factors	On December 31
	2019	2018
Nominal discount rate	6.45% - 7.45% a.a.	8.8% - 9.31% a.a.
Nominal rate of future salary increases	3.8% a.a.	4.0% a.a.
Nominal growth rate of social security benefits and plans	3.8% a.a.	4.0% a.a.
Initial rate of growth of medical costs	7.95% - 8.99% a.a.	8.16% - 9.72% a.a.
Inflation rate	3.8% a.a.	4.0% a.a.
Biometric table of overall mortality	AT 2000 and BR-SEM	AT 2000 and BR-SEM
Biometric table of entering disability	Per plan	Per plan
Expected turnover rate	-	-
Probability of entering retirement	100% in the 1ª eligibility to a benefit by the plan	100% in the 1ª eligibility to a benefit by the plan

Bradesco 141

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Considering the above assumptions, the present value of the actuarial obligations of the benefit plans and of its assets to cover these obligations, is represented below:

	Years ended December 31 - R$ thousand
	Retirement Benefits		Other post-employment benefits
	2019	2018	2019	2018
(i) Projected benefit obligations:
At the beginning of the year	2,530,590	2,323,338	669,093	563,079
Cost of current service	179	151	-	-
Interest cost	224,508	219,239	60,185	54,654
Participant’s contribution	819	881	-	-
Actuarial gain/(loss) (1)	516,333	179,851	224,683	87,962
Past service cost - plan changes	(3,920)	-	-	-
Early elimination of obligations	-	-	(1,613)	-
Benefit paid	(203,363)	(192,870)	(34,478)	(36,602)
At the end of the year	3,065,146	2,530,590	917,870	669,093

(ii) Plan assets at fair value:
At the beginning of the year	2,363,009	2,375,529	-	-
Expected earnings	209,252	225,060	-	-
Actuarial gain/(loss) (1)	332,368	(61,063)	-	-
Contributions received:
Employer	14,763	15,472	-	-
Employees	819	881	-	-
Benefit paid	(203,346)	(192,870)	-	-
At the end of the year	2,716,865	2,363,009	-	-

(iii) Changes in the unrecoverable surplus:
At the beginning of the year	54,025	206,752	-	-
Interest on the irrecoverable surplus	4,981	20,327	-	-
Change in irrecoverable surplus (1)	(22,851)	(173,054)	-	-
At the end of the year	36,155	54,025	-	-

(iv) Financed position:
Plans in deficit	384,436	221,606	917,870	669,093
Net balance	384,436	221,606	917,870	669,093
(1) In the year ended December 31, 2019, the remeasurement effects recognized in Equity Valuation Adjustments totaled R$212,188 thousand (R$93,494 thousand in 2018), net of tax effects.

The net cost/(benefit) of the pension plans recognized in the consolidated statement of income includes the following components:

	R$ thousand
	Years ended December 31
	2019	2018	2017
Projected benefit obligations:
Cost of service	(2,689)	151	401
Cost of interest on actuarial obligations	282,997	273,893	282,210
Expected earnings from the assets of the plan	(208,122)	(225,060)	(227,360)
Interest on recoverable surplus	4,981	20,327	13,730
Net cost/(benefit) of the pension plans	77,167	69,311	68,981

       142    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Maturity profile of the present value of the obligations of the benefit plans defined for the next years:

	On December 31, 2019 - R$ thousand
	Retirement Benefits	Other post-employment benefits
Weighted average duration (years)	11.05	13.45
2020	210,932	39,752
2021	216,848	41,258
2022	222,420	44,650
2023	227,727	48,128
2024	232,967	51,921
After 2025	1,227,661	314,796

In 2020, contributions to defined-benefit plans are expected to total R$16,500 thousand.

The long-term rate of return on plan assets is based on the following:

- Medium- to long-term expectations of the asset managers; and

- Public and private securities, with short to long-term maturities which represent a significant portion of the investment portfolios of our subsidiaries, the return on which is higher than inflation plus interest.

The assets of pension plans are invested in compliance with the applicable legislation (government securities and private securities, listed company shares and real estate properties) and the weighted-average allocation of the pension plan's assets by category is as follows:

	On December 31
	Assets of the Alvorada Plan		Assets of the Bradesco Plan		Assets of the Kirton Plan		Assets of the Losango Plan
	2019	2018	2019	2018	2019	2018	2019	2018
Asset categories
Equities	-	-	9.6%	7.9%	-	-	18.5%	17.7%
Fixed income	93.5%	93.3%	86.6%	87.5%	100.0%	100.0%	78.9%	82.3%
Real estate	5.3%	5.4%	1.9%	2.5%	-	-	-	-
Other	1.2%	1.3%	1.9%	2.1%	-	-	2.6%	-
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Below is the sensitivity analysis of the benefits plan obligations, showing the impact on the actuarial exposure (8.5% – 10.0% p.a.) assuming a 1 p.p. change in the discount rate:

Rate	Discount rate/Medical inflation rate	Sensitivity Analysis	Effect on actuarial liabilities	Effect on the present value of the obligations
Discount rate	7.45% - 8.45%	Increase of 1 p.p.	reduction	(388,252)
Discount rate	5.45% - 6.45%	Decrease of 1 p.p.	increase	475,824
Medical Inflation	8.95% - 9.99%	Increase of 1 p.p.	increase	112,355
Medical Inflation	6.95% - 7.99%	Decrease of 1 p.p.	reduction	(93,231)

Total expenses related to contributions made during the year ended on December 31, 2019 totalled R$997,446 thousand (R$942,427 thousand in 2018).

In addition to this benefit, Bradesco and its subsidiaries offer other benefits to their employees and Management, including health insurance, dental care, life and personal accident insurance, and professional training. These expenses, including the aforementioned contributions, totaled, in December 31, 2019, R$6,101,527 thousand (2018 – R$4,550,580 thousand).

Bradesco 143

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

36)  Provisions, Contingents Assets and Liabilities and Legal Obligations – Tax and Social Security

a)     Contingent assets

Contingent assets are not recognized in the financial statements. There are ongoing proceedings where the chance of success is considered probable, such as: a) Social Integration Program (PIS), Bradesco has made a claim to offset PIS against Gross Operating Income, paid under Decree-Laws No. 2,445/88 and No. 2,449/88, regarding the payment that exceeded the amount due under Supplementary Law No. 07/70 (PIS Repique); and b) other taxes, the legality and/or constitutionality of which is being challenged, where the decision may lead to reimbursement of amounts and such amounts are recorded as receivable only when collection is considered certain.

b)     Provisions classified as probable losses and legal obligations – tax and social security

The Organization is a party to a number of labor, civil and tax lawsuits, arising from the normal course of business.

Management recognized provisions where, based on their opinion and that of their legal counsel, the nature of the lawsuit, similarity to previous lawsuits, complexity and the courts standing, the loss is deemed probable.

Management considers that the provision is sufficient to cover the future losses generated by the respective lawsuits.

Provisions related to legal obligations are maintained until the conclusion of the lawsuit, represented by judicial decisions with no further appeals or due to the statute of limitation.

I -       Labor claims

These are claims brought by former employees and outsourced employees seeking indemnifications, most significantly for unpaid “overtime”, pursuant to Article 224 of the Consolidation of Labor Laws (CLT). Considering that the proceedings database is basically composed by proceedings with similar characteristics and for which there has been no official court decision, the provision is recognized considering the following factors, among others: date of receipt of the proceedings (before or after the labor reform of November 2017), the average calculated value of payments made for labor complaints settled in the past 12 months before and after the labor reform, and inflation adjustment  on the average calculated values.

Overtime is monitored by using electronic time cards and paid regularly during the employment contract, so that the claims filed by Bradesco’s former employees do not represent individually relevant amounts.

In 2019, we refining the assumptions, as described in Note 4, which resulted in an addition provision of R$1,913,594 thousand.

II -     Civil claims

These are claims for pain and suffering and property damages, related to banking products and services, the inclusion of information about debtors in the credit restriction registry and the replacement of inflation adjustments excluded as a result of government economic plans. These lawsuits are individually controlled using a computer-based system and provisioned whenever the loss is deemed as probable, considering the opinion of the legal advisors, the nature of the lawsuits, similarity with previous lawsuits, complexity and positioning of the courts. Most of these lawsuits involve the Special Civil Court (JEC), in which the claims are limited to 40 minimum wages.

In relation to the legal claims that are pleading alleged differences in the adjustment of inflation on savings account balances and due to the implementation of economic plans that were part of the federal government’s economic policy to reduce inflation in the 80s and 90s, Bradesco, despite complying with the law and regulation in force at the time, has provisioned certain proceedings, taking into consideration the claims in which they were mentioned and the perspective of loss of each demand, in view of the decisions and subjects still under analysis in the Superior Court of Justice (STJ), such as, for example, the application of default interest in executions arising from Public Civil Actions, interest payments and succession.

       144    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In December 2017, with the mediation of the Attorney’s General Office (AGU), the entities representing the bank and the savings accounts, entered into an agreement related to litigation of economic plans, with the purpose of closing these claims, in which conditions and schedule were established for savings accounts holders to accede to the agreement. This agreement was approved by the Federal Supreme Court (STF) on March 1, 2018, the period of adhesion for interested parties is for two (02) years from this date. As this is a voluntary agreement, Bradesco is unable to predict how many savings account holders will choose to accept the settlement offer. It is important to note that Bradesco understands that the provisioning was made to cover the eligible proceedings to the related agreement. The proceedings that are not in the scope of the agreement, including those related to merged banks are individually revaluated based on the procedural stage they are in.

Note that, regarding disputes relating to economic plans, the Federal Supreme Court (STF) suspended the prosecution of all lawsuits at the cognizance stage, until the Court issues a final decision on the right under litigation.

As described in Note 4, Bradesco adjusted the assumptions and criteria for constitution of labor claims, including proceedings related to economic plans of merged banks, resulting in an addition provision of R$3,112,986 thousand in December 2019. For this review, we considered the trends of court decisions, the information related to the progress of such proceedings (contracts, exposure calculation, expert reports, etc.) and the opinion of the legal advisors.

III -    Provision for tax risks

The Organization is disputing the legality and constitutionality of certain taxes and contributions in court, for which provisions have been recorded in full, although there is good chance of a favorable outcome, based on the opinion of the legal counsel. The processing of these legal obligations and the provisions for cases for which the risk of loss is deemed as probable is regularly monitored. During or after the conclusion of each case, a favorable outcome may arise for the Organization, resulting in the reversal of the related provisions.

The main cases are:

-      PIS and COFINS – R$2,632,829 thousand (R$2,562,453 thousand in 2018): a request for authorization to calculate and pay PIS and COFINS based on effective billing, as set forth in Article 2 of Supplementary Law No. 70/91, removing from the calculation base the unconstitutional inclusion of other revenues other than those billed;

-      Pension Contributions – R$1,799,047 thousand (R$1,729,211 thousand in 2018): official notifications related to the pension contributions made to private pension plans, considered by the authorities to be employee compensation subject to the incidence of mandatory pension contributions and to an isolated fine for not withholding IRRF on such financial contributions;

-      IRPJ/CSLL on losses of credits – R$1,264,448 thousand (R$1,461,621 thousand in 2018): we are requesting to deduct from income tax and social contributions payable (IRPJ and CSLL, respectively) amounts of actual and definite loan losses related to unconditional discounts granted during collections, regardless of compliance with the terms and conditions provided for in Articles 9 to 14 of Law No. 9,430/96 that only apply to temporary losses;

-      IRPJ/CSLL on MTM - R$626,341 thousand (R$607,258 thousand in 2018): assessment received in December 2018 challenging the deduction of certain mark-to-market gains from securities in the calculation of IRPJ and CSLL in 2007;

Bradesco 145

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-      INSS Autonomous Brokers – R$490,651 thousand (R$470,237 thousand in 2018): The Bradesco Organization is questioning the charging of social security contribution on remunerations paid to third-party service providers, established by Supplementary Law No. 84/96 and subsequent regulations/amendments, at 20.0% with an additional of 2.5%, on the grounds that services are not provided to insurance companies but to policyholders, thus being outside the scope of such a contribution as provided for in item I, Article 22 of Law No. 8,212/91, as new wording in Law No. 9,876/99; and

-      INSS – Contribution to SAT – R$432,873 thousand (R$417,442 thousand in 2018): in an ordinary lawsuit filed by the Brazilian Federation of Banks – Febraban, since April 2007, on behalf of its members, is questioned the classification of banks at the highest level of risk, with respect to Work Accident Risk – RAT, which eventually raised the rate of the respective contribution from 1% to 3%, in accordance with Decree No. 6,042/07.

In general, the provisions relating to lawsuits are classified as long-term, due to the unpredictability of the duration of the proceedings in the Brazilian justice system. For this reason, the estimate has not been disclosed with relation to the specific year in which these lawsuits will be closed.

IV - Changes in other provision

	R$ thousand
	Labor	Civil	Tax (1)
Balance on December 31, 2017	5,554,796	5,346,563	7,589,368
Adjustment for inflation	677,970	508,399	386,671
Provisions, net of (reversals and write-offs)	1,289,664	912,287	531,052
Payments	(1,538,827)	(1,152,887)	(302,885)
Balance on December 31, 2018	5,983,603	5,614,362	8,204,206
Adjustment for inflation	682,600	645,001	431,394
Provisions, net of (reversals and write-offs) (1)	3,382,750	4,330,466	(227,244)
Payments	(2,702,886)	(1,904,036)	(18,271)
Balance on December 31, 2019	7,346,067	8,685,793	8,390,085

(1) In 2019, includes reversal of income tax and social contribution on losses on credit receivable in the amount of R $ 230,852 thousand.

c)     Contingent liabilities classified as possible losses

The Organization maintains a system to monitor all administrative and judicial proceedings in which the institution is plaintiff or defendant and, based on the opinion of legal counsel, classifies the lawsuits according to the expectation of loss. Case law trends are periodically analyzed and, if necessary, the related risk is reclassified. In this respect, contingent lawsuits deemed to have a possible risk of loss are not recognized as a liability in the financial statements and totaled, on December 31, 2019, R$6,272,466 thousand (R$8,681,263 thousand in 2018) for civil claims and R$33,474,303 thousand (R$24,754,158 thousand in 2018) for tax proceedings.

The main tax proceedings with this classification are:

-      IRPJ and CSLL deficiency note – 2013 to 2015 – R$9,216,012 thousand (R$1,689,160 thousand in 2018): due to the disallowance of interest expenses (CDI), related to certain investments and deposits between the companies of the Organization;

-      IRPJ and CSLL – 2006 to 2016 – R$7,169,765 thousand (R$6,980,631 thousand in 2018), relating to goodwill amortization being disallowed on the acquisition of investments;

-      COFINS – 2011 and 2012 – R$5,172,183 thousand (R$5,070,337 thousand in 2018): Fines and disallowances of Cofins loan compensations, released after a favorable decision in a judicial proceeding, where the unconstitutionality of the expansion of the intended calculation base was discussed for revenues other than those from billing (Law No. 9,718/98);

-      Leasing companies’ Tax on Services of any Nature (ISSQN), R$2,537,997 thousand (R$2,478,296 thousand in 2018) which relates to the municipal tax demands from municipalities other than those in which the company is located and where, under law, tax is collected;

       146    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

-      PIS and COFINS notifications and disallowances of compensations – R$1,490,269 thousand (R$1,445,126 thousand in 2018): related to the unconstitutional extension of the basis of calculation intended for other income other than the billing (Law No. 9,718/98), from acquired companies;

-      Social Security Contribution Taxes – 2014 and 2015 – R$1,268,227 thousand: related to food and meal allowance made available to employees, according to the Worker's Food Program – PAT, through card and not "in natura";

-      IRPJ and CSLL deficiency note – 2000 to 2014 – R$1,187,411 thousand (R$1,784,832 thousand in 2018): relating to disallowance of exclusions and expenses, differences in depreciation expenses, insufficient depreciation expenses, expenses with depreciation of leased assets, operating expenses and income and disallowance of tax loss compensation;

-      IRPJ and CSLL deficiency note – 2005 to 2013 – R$925,806 thousand (R$859,049 thousand in 2018): relating to disallowance of expenses with credit losses; and

-      IRPJ and CSLL deficiency note – 2008 to 2013 – R$608,860 thousand (R$508,180 thousand in 2018): relating to profit of subsidiaries based overseas.

Bradesco 147

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

37)  Other liabilities

	R$ thousand
	On December 31
	2019	2018
Financial liabilities	79,121,127	62,598,235
Credit card transactions (1)	21,595,677	22,887,885
Foreign exchange transactions (2)	31,546,034	19,801,468
Loan assignment obligations	6,594,471	8,058,619
Capitalization bonds	8,837,770	8,186,955
Securities trading	4,822,215	3,321,219
Lease liabilities (Note 37a)	5,724,960	342,089

Other liabilities	34,023,453	34,157,435
Third party funds in transit (3)	7,296,234	7,135,635
Provision for payments	9,172,457	8,266,532
Sundry creditors	3,778,494	3,137,923
Social and statutory	933,003	4,966,975
Other taxes payable	2,176,673	1,757,283
Liabilities for acquisition of assets and rights	1,493,329	1,206,376
Other	9,173,263	7,686,711
Total	113,144,580	96,755,670

(1) Refers to amounts payable to merchants;

(2) Primarily refers to Bradesco’s sales in foreign currency to customers and its rights in domestic currency, resulting from exchange sale operations; and

(3) Primarily refers to payment orders issued domestically and the amount of payment orders in foreign currency coming from overseas.

a)     Lease liabilities

The opening balance corresponds to the financial leasing – IAS 17 and, according to IFRS 16, the commercial financial leasing prior to 2019 should be incorporated in the balance of the lease payable, whereby the transactions of the year are all recorded in accordance with IFRS 16.

R$ thousand
Opening Balance on December 31, 2018 - IAS 17	827,574
Initial adoption - IFRS 16	4,176,611
Adjusted balance on January 1, 2019	5,004,185
Remeasurement and new contracts	1,362,692
Payments	(1,067,573)
Appropriation of financial charges	410,195
Exchange variation	15,461
Closing balance on December 31, 2019	5,724,960

Maturity of the leases

The maturity of these financial liabilities in 2019 is divided as follows: R$1,037,679 thousand up to one year, R$3,007,071 thousand between one to five years and R$1,680,210 thousand for more than five years.

Impacts on the statement of income

According to IFRS 16, lease payments that were previously recorded as expenditure on rent in the line of "Other Administrative Expenses" in the statement of income, began to be recorded as “Expenses of depreciation” and “Interest and similar expenses”.

The impact on the income for the fiscal year 2019 was: “Expenses of depreciation” – R$854,620 thousand, “Interest and similar expenses” – R$393,879 thousand and “Expenses of the foreign exchange variation” – R$15,461 thousand, totaling R$1,263,960 thousand in expenses.

Expenses for the fiscal year 2019 with short-term contracts were R$11,732 thousand.

       148    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

Other information

In accordance with IFRS 16 paragraph 27-b for the calculation of the leases a real cash flow should be used and the Conclusion Base of the IASB – IFRS 16 Standard items 161 and 162 which refers to this cash flow should be discounted at a nominal rate, this was the method that the Organization adopted for the accounting records of the financial statements.

Additionally, to meet CVM Circular Letter No. 02/19, which says that the cash flow must be updated with inflationary expectations and discounted for a nominal fee, the calculations of the lease were made with this approach and the Organization estimated that the real model vs. nominal when compared to the nominal model vs. nominal has no material differences.

38)  Equity

a)   Capital and shareholders’ rights

i.     Composition of share capital in number of shares

The share capital, which is fully subscribed and paid, is divided into registered shares with no par value.

	On December 31
	2019	2018
Common	4,031,915,068	3,359,929,223
Preferred	4,031,914,646	3,359,928,872
Subtotal	8,063,829,714	6,719,858,095
Treasury (common shares)	(6,642,963)	(5,535,803)
Treasury (preferred shares)	(24,889,584)	(20,741,320)
Total outstanding shares	8,032,297,167	6,693,580,972

ii.   Changes in capital stock, in number of shares

	Common	Preferred	Total
Number of outstanding shares as at December 31, 2018	3,354,393,420	3,339,187,552	6,693,580,972
Increase of capital stock with issuing of shares – bonus of 20% (1)	671,985,845	671,985,774	1,343,971,619
Increase of shares in treasury – bonus of 20%	(1,107,160)	(4,148,264)	(5,255,424)
Number of outstanding shares as at December 31, 2019	4,025,272,105	4,007,025,062	8,032,297,167

1) It benefited the shareholders registered in the records of Bradesco on March 29, 2019.

In the Special Shareholders’ Meeting held on March 10, 2017, the Board of Directors' proposal to increase the share capital by R$8,000,000 thousand was approved, increasing it from R$51,100,000 thousand to R$59,100,000 thousand, with bonus shares, through the capitalization of part of the balance of the “Profit Reserves - Statutory Reserve” account, in accordance with the provisions of Article 169 of Law No. 6,404/76, with the issuance of 555,360,173 new registered-book-entry shares, with no par value, being 277,680,101 common and 277,680,072 preferred, which were attributed free of charge to shareholders in the proportion of 1 new share for every 10 shares of the same type that they held on the base date.

In the Special Shareholders’ Meeting held on March 12, 2018, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$59,100,000 thousand to R$67,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 610,896,190 new nominative-book entry shares, with no nominal value, whereby 305,448,111 are common shares and 305,448,079 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 1 new share for every 10 shares of the same type that they own on the base date.

Bradesco 149

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In the Special Shareholders’ Meeting held on March 11, 2019, the approval was proposed by the Board of Directors to increase the capital stock by R$8,000,000 thousand, increasing it from R$67,100,000 thousand to R$75,100,000 thousand, with a bonus in shares, through the capitalization of part of the balance of the account “Profit Reserves – Statutory Reserve”, in compliance with the provisions in Article 169 of Law No. 6,404/76, by issuing 1,343,971,619 new nominative-book entry shares, with no nominal value, whereby 671,985,845 are common shares and 671,985,774 are preferred shares, attributed free-of-charge to the shareholders as bonus, to the ratio of 2 new shares for every 10 shares of the same type that they own on the base date, was approved by Bacen on March 19, 2019.

All of the shareholders are entitled to receive, in total, a mandatory dividend of at least 30% of Bradesco’s annual net income, as shown in the statutory accounting records, adjusted by transfers to reserves. The Organization has no obligation that is exchangeable for or convertible into shares. As a result, its diluted earnings per share is the same as the basic earnings per share.

In occurring any operation that changes the number of shares, simultaneously with the transaction in the Brazilian Market, and with the same timeframes, an identical procedure is adopted in the International Market, for the ADRs/GDRs traded in New York, USA, and Madrid, Spain.

Treasury shares are recorded at cost, which is approximately equivalent to the market prices on the date they are acquired. Cancellation of treasury shares is recorded as a reduction of unappropriated retained earnings. Treasury shares are acquired for subsequent sale or cancellation.

b)   Reserves

Capital reserves

The capital reserve consists mainly of premiums paid by the shareholders upon subscription of shares. The capital reserve is used for (i) absorption of any losses in excess of accumulated losses and revenue reserves, (ii) redemption, reimbursement of purchase of shares, (iii) redemption of founders’ shares, (iv) transfer to share capital, and (v) payment of dividends to preferred shares, when this privilege is granted to them.

Revenue reserves

In accordance with Corporate Legislation, Bradesco and its Brazilian subsidiaries must allocate 5% of their annual statutory net income, after absorption of accumulated losses, to a legal reserve, the distribution of which is subject to certain limitations. The reserve can be used to increase capital or to absorb losses, but cannot be distributed in the form of dividends.

The Statutory Reserve aims to maintain an operating margin that is compatible with the development of the Organization’s active operations and may be formed by up to 100% of net income remaining after statutory allocations if proposed by the Board of Executive Officers, approved by the Board of Directors and ratified at the Shareholders’ Meeting, with the accumulated value limited to 95% of the Organization’s paid-in capital share amount.

c)   Interest on equity/Dividends

Interest on equity are calculated on the net income as determined in the financial statements prepared in accordance with Brazilian generally accepted accounting principles (BR GAAP) applicable to financial institutions authorized to operate by the Central Bank of Brazil. The dividends are paid in Reais and can be converted into US dollars and remitted to shareholders abroad, provided that the equity participation of the non-resident shareholder is registered with the Central Bank of Brazil. Brazilian companies may pay interest on equity to shareholders based on the shareholders’ equity and treat these payments as deductible expenses in the Brazilian income tax and social contribution calculations. The interest cost is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to dividends. Withholding income tax is levied and paid at the time that the interest on equity is paid to the shareholders.

       150    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

In a meeting of the Board of Directors on June 28, 2019, the Board of Directors proposal was approved for the payment to shareholders of intermediary interest on equity, related to the first half of 2019, amounting to R$1,455,000 thousand, which equates to R$0.172536471 per common share and R$0.189790118 per preferred share, payment of which was made on July 15, 2019.

In a meeting held on October 17, 2019, the Board of Directors approved the payment, on October 23, 2019, of extraordinary dividends from profit reserves, in the amount of R$ 8,000,000 thousand, which represents R$0.948654134 per common share and R$1.043519547 per preferred share.

In a meeting of the Board of Directors on December 19, 2019, the Board of Executive Officers 'proposal for payment of complementary interest on equity for the year of 2019 was approved, in the amount of R$4,245,000 thousand, of which R$0.503379600 per common share and R$0.553717560 per preferred share, payment of which was made on December 30, 2019.

Bradesco 151

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

39)  Transactions with related parties

Related-party transactions (direct and indirect) are disclosed according to IAS 24, the Organization has a Transaction Policy with related parties. The transactions are carried out under conditions and at rates consistent with those entered into with third parties at that time. The transactions are as follows:

	R$ thousand
	Controllers (1)		Associates and Jointly controlled companies (2)		Key Management Personnel (3)		Total
	On December 31
	2019	2018	2019	2018	2019	2018	2019	2018
Assets
Loans and advances to banks	-	-	577,906	585,191	-	-	577,906	585,191
Securities and derivative financial instruments	20,721	16,015	287,849	19,267	-	-	308,570	35,282
Other assets	9	9	109,766	326,762	88,750	49,244	198,525	376,015
Liabilities
Customer and financial institution resources	2,137,714	2,899,619	3,181,766	1,098,865	393,475	120,586	5,712,955	4,119,070
Securities and subordinated debt securities	13,697,802	8,569,271	-	-	891,211	797,182	14,589,013	9,366,453
Other liabilities (4)	217,765	1,541,011	11,672,903	10,101,886	6,735	5,484	11,897,403	11,648,381

	R$ thousand
	Controllers (1)			Associates and Jointly controlled companies (2)			Key Management Personnel (3)			Total
	Years ended December 31
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
Revenues and expenses
Net interest income	(857,937)	(778,829)	(887,059)	(6,508)	(11,814)	40,671	(58,353)	(55,045)	(84,818)	(922,798)	(845,688)	(931,206)
Other revenues	105	334	-	342,793	315,832	441,381	359	247	-	343,257	316,413	441,381
Other expenses	54,471	50,745	(2,652)	(1,899,818)	(2,635,494)	(289,100)	288,187	323,130	-	(1,557,160)	(2,261,619)	(291,752)

(1) Cidade de Deus Cia. Coml. de Participações, Fundação Bradesco, NCF Participações S.A., BBD Participações S.A. and Nova Cidade de Deus Participações S.A.;

(2) Companies listed in Note 26;

(3) Members of the Board of Directors and the Board of Executive Officers; and

(4) Includes interest on equity and dividends payable.

       152    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

a)    Remuneration of key management personnel

The following is established each year at the Annual Shareholders’ Meeting:

•      The annual total amount of management compensation, set forth at the Board of Directors’ Meeting, to be paid to Board members and members of the Board of Executive Officers, as determined by the Company’s Bylaws; and

•      The amount allocated to finance Management pension plans, within the Employee and Management pension plan of the Bradesco Organization.

For 2019, the maximum amount of R$866,448 thousand was determined for the remuneration of the Directors, and part of this refers to the social security contribution to the INSS, which is an obligation of the Organization, and R$484,895 thousand to cover supplementary pension plan defined contributions.

The current policy on Management compensation sets forth that 50% of net variable compensation, if any, must be allocated to the acquisition of PNB shares issued by BBD Participações S.A. and/or PN shares issued by Banco Bradesco S.A., which vest in three equal, annual and successive installments, the first of which is in the year following the payment date. This procedure complies with CMN Resolution No. 3,921/10, which sets forth a Management compensation policy for financial institutions.

Short-term benefits for Management

	R$ thousand
	Years ended December 31
	2019	2018	2017
Salaries	852,862	485,949	456,262
Total	852,862	485,949	456,262

Post-employment benefits

	R$ thousand
	Years ended December 31
	2019	2018	2017
Defined contribution supplementary pension plans	468,079	474,378	473,663
Total	468,079	474,378	473,663

The Organization has no long-term benefits or for the termination of employment contracts or for remuneration based on shares for its key Management personnel.

Other information

a)     Under current law, financial institutions are not allowed to grant loans or advances to:

(i)       Officers and members of the advisory, administrative, fiscal or similar councils, as well as to their respective spouses and family members up to the second degree;

(ii)     Individuals or corporations that own more than 10% of their capital; and

(iii)    Corporations in which the financial institution itself, any officers or Management of the institution, as well as their spouses and respective family members up to the second degree own more than 10% of equity.

Therefore, no loans or advances are granted by the financial institutions to any subsidiary, members of the Board of Directors or the Board of Executive Officers and their relatives.

Bradesco 153

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

b)  Equity participation

Together directly, members of the Board of Directors and the Board of the Executive Officers had the following shareholding in Bradesco:

	On December 31
	2019	2018
Common shares	0.55%	0.55%
Preferred shares	1.04%	1.07%
Total shares (1)	0.79%	0.81%

(1) On December 31, 2019, direct and indirect shareholding of the members of the Board of Directors and the Board of Executive Officers in Bradesco totaled 2.48% of common shares, 1.07% of preferred shares and 1.78% of all shares (2018 – 2.60% of common shares, 1.11% of preferred shares and 1.85% of all shares).

40)  Off-balance sheet commitments

The table below summarizes the total risk represented by off-balance sheet commitments:

	R$ thousand
	On December 31
	2019	2018
Commitments to extend credit (1)	248,455,570	228,113,067
Financial guarantees (2)	78,231,145	72,870,964
Letters of credit for imports	1,411,197	361,593
Total	328,097,912	301,345,624

(1) Includes available lines of credit, limits for credit cards, personal loans, housing loans and overdrafts; and

(2) Refers to guarantees mostly provided for Corporate customers.

Financial guarantees are conditional commitments for loans issued to ensure the performance of a customer in an obligation to a third party. There is usually the right of recourse against the customer to recover any amount paid under these guarantees. Moreover, we can retain cash or other highly-liquid funds to counter-guarantee these commitments.

The contracts are subject to the same credit evaluations as other loans and advances . Standby letters of credit are issued mainly to endorse public and private debt issue agreements including commercial paper, securities financing and similar transactions. The standby letters of credit are subject to customer credit evaluation by the Management.

We issue letters of credit in connection with foreign trade transactions to guarantee the performance of a customer with a third party. These instruments are short-term commitments to pay the third-party beneficiary under certain contractual terms for the shipment of products. The contracts are subject to the same credit evaluation as other loans and advances.

       154    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

41)  New standards and amendments and interpretations of existing standards

Standards, amendments and interpretations of new standards for the year ended December 31, 2019

•      IFRS 16, issued in January 2016 in replacement to the standards IAS 17 Leasing Operations, IFRIC 4, SIC 15 and SIC 27 Complementary Aspects of Leasing Operations, establishes that the lessees account for all the leases according to a single model, similar to the accounting entry for finance leases in IAS 17. IFRS 16 is mandatory for the fiscal years as per January 1, 2019.

Within the Organization there are leases of properties and equipment, and the properties represent approximately 98% of the balances.

Transition

Banco Bradesco adopted IFRS 16 on January 1, 2019, using the simplified and modified retrospective approach, which does not require the disclosure of comparative information.

The new standard was adopted for contracts that had been previously identified as leases that used IAS 17 and IFRIC 4 – Complementary Aspects of Leasing Operations. Therefore, the Organization did not apply the standard to contracts that have not previously been identified as contracts containing a lease under the terms of IAS 17 and IFRIC 4.

On January 1, 2019, assets and liabilities in the amount of R$4,176,611 were recorded. The amounts were restated at their present value by a discount rate between 6.59% and 9.97% depending on the term of the lease of each contract.

For further details on impacts of the adoption of IFRS 16, see notes 2-h, 27 and 37.

•      IFRIC 23 - Applies to any situation where there is uncertainty as to whether an income tax treatment of income taxes is acceptable to the Tax Authority, in accordance with tax legislation. In this sense, the Tax Authority is considered the final decision of the higher courts on the matter. The scope of the Interpretation includes all taxes covered by IAS 12, that is, both current tax and deferred tax. However, it does not apply to the uncertainty regarding taxes covered by other rules. IFRIC 23 became operational for financial periods beginning on or after January 1, 2019. A study was carried out on the effects produced by that standard and it was concluded that there were no material impacts on the Organization.

Standards, amendments and interpretations of standards applicable to future periods

•      Conceptual Framework – The Conceptual Framework for Financial Reporting describes the purpose and concepts of general purpose financial reporting. Among the changes in definitions contained in this document, the new definition of assets and liabilities stands out, being active, "a present economic resource controlled by the entity as a result of past events" and a liability, a present obligation of the entity to transfer an economic resource as a result of past events. The new Conceptual Framework comes into effect for annual periods beginning on or after January 1, 2020. An analysis of the new Conceptual Framework has been carried out and no material impacts have been identified on the Organization.

•      IFRS 17 – Insurance Contracts. Establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The purpose of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. The general model of IFRS 17 requires insurers and reinsurers to measure their insurance contracts at the initial time by the estimated total cash flow, adjusted for the time value of money and the explicit risk related to non-financial risk, in addition to of the contractual margin of the service. This estimated value is then remeasured at each base date. The unrealized profit (corresponding to "the contractual margin of the service) is recognized over the term of the contracted coverage. Apart from this general model, IFRS 17 provides, as a way of simplifying the process, the award allocation approach. This simplified model is applicable to certain insurance contracts, including those with coverage of up to one year. This information provides a basis for accounting firm users to evaluate the effect that insurance contracts have on the financial position, financial performance and the Company's cash flows. IFRS 17 is effective for annual periods beginning on or after January 1, 2022. The Company is in the process of assessing the impact of the new standard.

Bradesco 155

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

42)  Other information

1.      On May 6, 2019, Bradesco announced to the market, that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”), the bank that has offered various financial services in the United States for 45 years, especially to non-resident high net worth Individuals. Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the United States to its high net worth clients (Prime and Private Bank), in addition to other banking services, such as checking accounts, credit card and real estate financing, as well as the opportunity to expand business related to corporate and institutional clients. The acquisition will cost approximately US$500 million.

On September 10, 2019, the Central Bank authorized Bradesco to: (i) to hold up to 100% of the capital of BAC Florida Bank and its subsidiaries - the securities brokerage firm BAC Florida Investments Corp. and the non-financial corporations BAC Global Advisors Inc., 5551 Luckett Road, Inc. and Representaciones Administrativas Internacionales S.A., the latter located in Guatemala and the others located in the U.S.; and (ii) to participate temporarily in the capital of a holding company to be incorporated in the U.S., which should be extinguished in the corporate reorganization (merger) to be conducted to enable Banco Bradesco S.A. to hold 100% of the shares representing the capital of BAC Florida Bank. The completion of the transaction is subject to approval by the competent U.S. regulatory agencies and to compliance with legal formalities.

2.      On August 29, 2019, Bradesco announced the launch the Voluntary Severance Program (PDV 2019), with the objective of contemplating employees who contributed significantly to the Organization throughout their career, offering a set of benefits to help them outside the Organization, in addition to optimizing and making the team structure more flexible in the best market standards, in order to obtain improvements in productivity indicators. The deadline for participation to the program was October 31, 2019, and employees who met the requirements established in the regulations may join freely and spontaneously. On December 31, 2019, the total costs were R$1,819,232 thousand, with 3,418 members. It should be noted that dismissals are taking place on a scheduled basis, comprising in some cases a period of up to six months from the date of participation.

3.      Banco Bradesco announced on November 13, 2019, that its indirect subsidiary Ágora Corretora de Titulos e Valores Mobiliários (“Ágora CTVM”) will assume, within 120 days, the operations of non-institutional individuals and legal entities of Bradesco S.A. Corretora de Securities (“Bradesco Corretora”). The centralization of operations took place to consolidate a new investment platform called “Casa de Investimentos”, which will offer more product options and facilities for clients to make their investments.

4.      On January 15, 2020, Banco Bradesco announced that it sold the entire shareholding held in Chain Serviços e Contact Center S.A. (“Chain”) to Almaviva do Brasil Telemarketing e Informática S.A..

5.      On January 27, 2020, Bradesco issued US$1.6 billion of senior notes in the international market, composed of two tranches of US$800 million, maturing in January 2023 and January 2025, with remuneration at fixed interest rates 2.85% and 3.20% p.a., respectively.

6.      Due to the so-called “Operação Zelotes” (“Zealots Operation”), which investigates the alleged improper performance of members of CARF – Administrative Council of Tax Appeals, a criminal proceeding against two former members of Bradesco’s Board of Executive Officers was opened in 2016 and received by the 10th Federal Court of Judicial Section of the Federal District. The investigation phase of the process was already completed, and is currently waiting for the decision of the first-degree court.

The Company's Management conducted an internal evaluation of records and documents related to the matter and found no evidence of any illegal conduct practiced by its former representatives. Bradesco provided all of the information to the authorities and competent regulatory bodies, both in Brazil and abroad.

       156    IFRS – International Financial Reporting Standards – 2019

Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS)

Notes to the Consolidated Financial Statements

As a result of the news about the Operação Zelotes, a Class Action was filed against Bradesco and members of its Board of Executive Officers before the District Court of New York (“Court”), on June 3, 2016, based on Sections 10 (b) and 20 (a) of the Securities Exchange Act of 1934. On July 1, 2019, Bradesco and the Lead Plaintiff made an agreement (“Agreement”) to terminate the Class Action, with the payment of US$14.5 million by Bradesco. The Agreement was finally approved by the Court on November 18, 2019 and the case was closed in relation to Bradesco and to the members of its Executive Board of Directors. The Agreement made does not represent the recognition of guilt or admission of liability by Bradesco, but its intent is to avoid uncertainties, costs and onus related to the progression of the Class Action.

Also as a result of Operação Zelotes, the Corregedoria Geral do Ministério da Fazenda (General Internal Affairs of the Ministry of Finance) began an investigative administrative procedure to verify the need for the establishment of an Administrative Accountability Process ("PAR"). The filing decision of the related procedure was published in Section 2 of the Diário Oficial da União (Federal Official Gazette) on February 3, 2020. The decision given by the Official of the Ministry of Economy accepted in full the Final Report of the Processing Committee, the Opinion of the National Treasury Attorney General's Office and the Joint Order of the General Coordination of Management and Administration, and of the Leadership of the Advisory and Judgment Division, which confirmed, expressly recognizing, the lack of evidence that Bradesco had promised, offered or given, directly or indirectly, an unfair advantage to public agents involved in the related operation, in accordance with the provisions laid down in Article 5, section I, of Law No. 12,846/13.

Bradesco 157

For further information, please contact:

Leandro Miranda

Chief Executive Officer and Investor Relations Officer

Carlos Wagner Firetti

Market Relations Officer

Phone: (11) 2194-0922

investidores@bradesco.com.br

Cidade de Deus, s/nº – Prédio Vermelho – 3º andar

Osasco – SP

 Brazil

banco.bradesco/ri

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 9, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.